As filed with the Securities and Exchange Commission on June 3, 2019.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Millicom International Cellular S.A.
(Exact Name of Registrant as Specified in Its Charter)

Grand Duchy of Luxembourg	4813	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
2, Rue du Fort Bourbon,
L-1249 Luxembourg
Grand Duchy of Luxembourg
+352-277-59094
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

CT Corporation System
28 Liberty Street
New York, NY 10005
+1 212-894-8940
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
John B. Meade, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 Tel: +1 (212) 450-4000 Fax: +1 (212) 701-5800	Scott Colwell, Esq. Roderick O. Branch, Esq. Latham & Watkins LLP 885 3rd Avenue New York, NY 10022 Tel: +1 (212) 906-1200 Tax: +1 (212) 751-4864

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount Of Registration Fee
Common shares, par value US$1.50 per share	12,650,000	$56.20	$710,930,000	$86,164.72
(1)
Includes common shares granted pursuant to the underwriters’ option to purchase additional shares and common shares to be offered outside the United States but that may be resold from time to time in the United States in transactions requiring registration under the Securities Act. See “Underwriting.”

(2)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low sales prices of the common shares as reported on the Nasdaq Global Select Market on May 31, 2019.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion
Preliminary Prospectus dated June 3, 2019
PROSPECTUS
11,000,000 Common Shares
Millicom International Cellular S.A.
(incorporated in the Grand Duchy of Luxembourg)
This is a public offering of common shares of Millicom International Cellular S.A. (“MIC S.A.”). The selling shareholder identified in this prospectus is offering 11,000,000 common shares. We are not offering any common shares and we will not receive any proceeds from the sale of common shares by the selling shareholder.
Our common shares are listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “TIGO”. On May 31, 2019, the last reported sale price of our common shares on Nasdaq was $56.20. The final public offering price will be determined through negotiation between us, the selling shareholder and the lead underwriters in the offering and the recent market price used throughout this prospectus may not be indicative of the final offering price.
Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our common shares involves risks. See “Risk Factors” beginning on page 33 of this prospectus.

	Per Common Share	Total
Public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to the selling shareholder	US$	US$
(1)
See “Underwriting” for a description of all compensation payable to the underwriters.

Certain of our directors and executive officers, or our insiders, have indicated an interest in purchasing an aggregate of up to approximately $5 million of our common shares in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these persons, or any of these persons may determine to purchase more, less or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these persons as they will on any other shares sold to the public in this offering.
The selling shareholder has granted the underwriters the right to purchase up to an additional 1,650,000 common shares, within 30 days from the date of this prospectus, at the public offering price, less underwriting discounts and commissions.
The underwriters expect to deliver the common shares to purchasers on or about            , 2019, through the book-entry facilities of The Depository Trust Company.

Global Coordinator & Joint BookrunnerJoint Bookrunner
BofA Merrill LynchMorgan Stanley
Lead Manager
Nordea

The date of this prospectus is            , 2019.

Unless otherwise indicated or the context otherwise requires, references to the “Issuer,” the “Company” or “MIC S.A.” refer only to Millicom International Cellular S.A., a public limited liability company (société anonyme) organized and established under the laws of the Grand Duchy of Luxembourg, the company whose common shares are being offered by this prospectus, and the terms “Millicom,” “Millicom Group,” “our Group,” “we,” “us” and “our” refer to Millicom International Cellular S.A. and its consolidated subsidiaries and, where applicable, its joint ventures in Guatemala and Honduras.
None of Millicom, the selling shareholder or the underwriters, or any of their respective agents, have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. None of Millicom, the selling shareholder or the underwriters, or any of their respective agents, take responsibility for, and can provide any assurance as to the reliability of, any other information that others may give you. None of Millicom, the selling shareholder or the underwriters, or any of their respective agents, have authorized any other person to provide you with different or additional information. None of Millicom, the selling shareholder or the underwriters, or any of their respective agents, are making an offer to sell the common shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.
i

For investors outside the United States: none of Millicom, the selling shareholder or the underwriters, or any of their respective agents, have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus or any such free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of our common shares and the distribution of this prospectus and any such free writing prospectus outside the United States and in their jurisdiction. However, we may make offers and sales outside the United States in circumstances that do not constitute a public offer or distribution under applicable laws and regulations.
Any reference to “selling shareholder” in this prospectus includes Kinnevik AB (publ) (“Kinnevik”) and Millcellvik AB, a wholly owned subsidiary of Kinnevik that holds common shares and will sell such common shares in the offering contemplated by this prospectus.
Trademarks
We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.
ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Unless otherwise indicated, all references to “U.S. dollars,” “dollars” or “$” are to the lawful currency of the United States of America; all references to “Euro” or “€” are to the lawful currency of the participating Member States in the Third Stage of European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time; and all references to “Swedish Krona” or “SEK” are to the lawful currency of the Kingdom of Sweden. For a list of the functional currency names and abbreviations in the markets in which we operate, see the introduction to the notes to our audited consolidated financial statements.
All references to “IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board (the “IASB”).
Financial Statements
The Millicom Group’s audited consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 are incorporated herein by reference to our Annual Report on Form 20-F for the year ended December 31, 2018, as filed with the SEC on February 28, 2019 (as amended by Amendment No. 1 thereto, as filed with the SEC on April 15, 2019, our “Annual Report”). The Millicom Group’s unaudited interim condensed consolidated financial statements as of March 31, 2019 and for the three-month periods ended March 31, 2019 and 2018 are incorporated herein by reference to our Form 6-K filed with the SEC on May 6, 2019. The Millicom Group’s financial statements and the accompanying notes thereto have been prepared in accordance with IFRS. We end our fiscal year on December 31. References to fiscal 2018, fiscal 2017 and fiscal 2016 refer to the years ended December 31, 2018, 2017 and 2016, respectively.
Our principal Guatemala joint venture company, Comunicaciones Celulares, S.A. (“Comcel”) (in which we hold a 55% ownership interest, but which we do not control), met the income threshold as a significant investee accounted for by the equity method for purposes of Rule 3-09(a) of Regulation S-X for the years ended December 31, 2018, 2017 and 2016. Financial statements for Comcel are incorporated herein by reference to our Annual Report.
Our management determines operating and reportable segments based on the reports that are used by the chief operating decision maker to make strategic and operational decisions from both a business and geographic perspective. The Millicom Group’s risks and rates of return for its operations are predominantly affected by operating in different geographical regions. The Millicom Group has businesses in two main regions, Latin America and Africa, which constitute our two segments. Our Latin America segment includes our Honduras and Guatemala joint ventures as if they were fully consolidated, as this reflects the way our management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations. Our Africa segment does not include our joint venture in Ghana because our management does not consider it a strategic part of our group.
The financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements.
Presentation of Data
We present operational and financial data in this prospectus. Operational data, such as the number of customers, unless otherwise indicated, are presented for the Millicom Group, including our subsidiaries and Guatemala and Honduras joint ventures but excluding our Ghana joint venture. We exclude operational data from our Ghana joint venture because, unlike our other joint ventures, we do not consider it a strategic part of our Group. Financial data is presented either at a consolidated level or at a segmental level, as derived from our financial statements, including the notes thereto.
We have made rounding adjustments to reach some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an exact arithmetic aggregation of the figures that preceded them and percentage calculations using these adjusted figures may not result in the same percentage values as are shown in this prospectus.

Special Note Regarding Non-IFRS Financial Measures
The Company utilizes various measures to analyze its operational and financial performance, including a number of measures not prepared in accordance with IFRS. These non-IFRS measures include various adjusted cash flow measures, EBITDA and organic growth rates of revenue and service revenue. These non-IFRS financial measures are presented in this prospectus because the Company’s management believes that they provide investors with additional information with respect to the Company’s results of operations, particularly in evaluating performance from one period to another. Moreover, management believes that they facilitate additional comparison of the Company’s performance to historical results and to competitors’ results, and provides them to investors as a supplement to the Company’s reported results to provide additional insight into the Company’s operating performance. The non-IFRS financial measures used by the Company may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and the Company’s financial results calculated in accordance with IFRS. Each of the non-IFRS measures presented in this prospectus is defined where it is first used. Reconciliations of such non-IFRS measures to their nearest equivalent financial measures calculated in accordance with IFRS are also provided.
Market Share and Other Information
We operate in countries in which it is difficult to obtain precise market and industry information. In some places in this prospectus, the Issuer has made statements regarding the Millicom Group’s industry and position in the industry based on the Millicom Group’s experience and the Millicom Group’s own investigation of market conditions. None of the Issuer, the underwriters or any of their respective advisors can assure you that any of these assumptions are accurate or correctly reflect its position in the industry, and none of the Millicom Group’s internal surveys or information have been verified by independent sources.

SUMMARY
This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and notes thereto included elsewhere or incorporated by reference into this prospectus, before deciding to invest in our common shares.
BUSINESS OVERVIEW
We are a leading provider of cable and mobile services dedicated to emerging markets. Through our main brands Tigo and Tigo Business, we provide a wide range of digital services in nine countries in Latin America and two countries in Africa, including high-speed data, cable TV, direct-to-home satellite TV (“DTH,” and when we refer to DTH together with cable TV, we use the term “pay-TV”), mobile voice, mobile data, short message service (“SMS”), Mobile Financial Services (“MFS”), fixed voice, and business solutions including value-added services (“VAS”). We provide services on both a business-to-consumer (“B2C”) and a business-to-business (“B2B”) basis, and we have used the Tigo brand in all our markets since 2004.
We offer the following principal categories of services:
•
B2C mobile services (“B2C Mobile”): mobile data, mobile voice, SMS and MFS (collectively, “mobile services”) to consumers;

•
B2C home services (“B2C Home”): broadband, fixed voice and pay-TV to consumers; and

•
B2B services (“B2B”): broadband, fixed voice, pay-TV and VAS (collectively, together with pay-TV, “fixed services”) and mobile services to corporate and government customers.

In Latin America, our principal region, we provide both mobile and fixed services in six countries — Bolivia, Colombia, El Salvador, Guatemala, Honduras and Paraguay. In addition, we provide fixed services in Costa Rica, Nicaragua and, since our acquisition of Cable Onda in December 2018, Panama. In Africa, we provide mobile services in Tanzania and Chad (though on March 14, 2019, Millicom signed an agreement for the sale of its entire operations in Chad to Maroc Telecom, see “— Recent Developments — Chad Disposition”). Our joint venture with Bharti Airtel provides mobile services in Ghana. In 2018, we completed the divestiture of our operations in Rwanda and Senegal, as these were less profitable businesses that lacked scale and would have required significant amounts of additional capital investment over the medium to long term to improve profitability meaningfully on a sustainable basis. These divestitures are part of a broader effort by us in recent years to improve our financial performance and better invest capital, including by selling underperforming businesses in our Africa segment, which has historically produced lower returns on capital than our Latin America segment.
We conduct our operations through local holding and operating entities in various countries, which are either our subsidiaries (in which we are the sole shareholder or the controlling shareholder) or joint ventures with our local partners. In this prospectus, our description of our operations includes the operations of all of these subsidiaries and joint ventures.
As of December 31, 2018, we provided services to 48.3 million B2C mobile customers, including 10.5 million 4G customers, which we define as customers who have a data plan and use a smartphone to access our 4G network. As of that date, we also had 4.1 million customer relationships with a subscription who subscribe to at least one of our fixed services. This includes 3.1 million customer relationships on our HFC networks and 0.5 million DTH subscribers. The majority of the remaining customer relationships are served by our legacy copper network.
For the year ended December 31, 2018, our consolidated revenue was $4,074 million and net loss was $26 million.
For the year ended December 31, 2018, revenue for our Latin America segment was $5,485 million.

The following chart shows the relative revenue generation of each country in our Latin America segment for 2018:

Costa Rica and others, 3.3%
El Salvador, 7.3%
Honduras, 10.6%
Bolivia, 11.2%
Paraguay, 12.3%
Guatemala, 25.0%
Colombia, 30.3%

We have approximately 21,000 employees.
The table on the following page presents certain information regarding our B2C Mobile, broadband, pay-TV and B2B operations in Latin America.

The Millicom Group’s Latin America B2C Mobile, Broadband, Pay-TV and B2B Operations(1)

(1)
The data presented here is based on subscriber numbers as of December 31, 2018 and reflects the Millicom Group’s experience and our investigation of market conditions. The number of market players in each country is based on large network operators only and excludes minor players, based on total market share by subscribers. The Millicom Group has minority partners in jurisdictions which include: Colombia (50%), Honduras (33%), Guatemala (45%) and Panama (20%). See “Presentation of Financial and Other Information—Market Share and Other Information.”

(2)
Reflects pending acquisition of Telefonica CAM Businesses in Costa Rica and Panama, and America Movil’s acquisition in El Salvador.

(3)
Reflects recent acquisition of Telefonica CAM Business in Nicaragua.

Our Strategy
Monetizing Mobile Data
Our mobile networks continue to experience rapid data traffic growth, and we are very focused on making sure that incremental traffic translates into additional revenues. Our mobile data monetization strategy is built around several key drivers:
•
4G/LTE network expansion: Our 4G networks enable us to deliver high volumes of data at faster speeds in a more cost-efficient manner than with 3G networks. As of March 31, 2019, our 4G networks covered approximately 67% of the population in our markets, a significant increase from coverage of approximately 33% as of March 31, 2016.

•
Smartphone adoption: More data-capable smartphone devices, particularly 4G/LTE, with a strong device portfolio and strategy to enable our customers to use data services on the move.

•
Stimulating data usage: More compelling data-centric products and services to encourage our consumers to consume more data, while maintaining price discipline.

Building Cable
We are moving quickly to meet the growing demand for high-speed data from residential and business customers alike in our Latin American markets. We are doing this by:
•
Accelerating our hybrid fiber-coaxial (“HFC”) network expansion: We are rapidly deploying our high-speed HFC fixed network, and we are complementing our organic network build-out with small, targeted acquisitions. In 2016, we expanded our HFC network to pass an additional 777,000 homes. In 2017 and 2018, we significantly increased the pace of our network expansion, adding 1.3 million homes-passed per year (excluding Panama).

•
Increasing our commercial efforts to fill the HFC network: As we expand the network, we also deploy commercial resources necessary to begin monetizing our investment by marketing our services to new potential customers. In addition, the HFC network allows us to sell additional services to existing customers that drive ARPU growth over time.

•
Product innovation: We drive customer adoption by expanding our range of digital services and aggregating third-party content, as well as some exclusive local and international content, enabling us to differentiate ourselves from our competitors. For example, we have agreements with local soccer teams, leagues and sports channels in Bolivia, El Salvador, Colombia, Guatemala and Paraguay to air matches exclusively on our pay-TV channels. We are committed to bringing the best content to our customers, and for that we partner with various players in the ecosystem, from studios to Over-the-Top providers (“OTTs”) and sports industry players.

Our cable network deployment is also critical to help prepare the company for convergence of fixed and mobile networks and services, a trend we expect will accelerate with the deployment of 5G technology in the future.
Expanding B2B
The expansion of our HFC network as well as the development of state-of-the-art datacenters, analytics and Cloud services is also creating new opportunities for us to target business customers by offering a more complete suite of Information and Communications Technology (“ICT”) services.
Our strategy is to selectively evolve our portfolio into ICT-managed services to avoid excessive fragmentation and operational risk, while building the Tigo Business brand and differentiating ourselves through our service model and frontline execution. We believe that the small and medium-size business (“SMB”) segment represents a particularly attractive opportunity for growth, as SMBs digitize their business and operations using digital communications, and implement Cloud and datacenter solutions in line with what we see in more developed markets.

Digital Innovation and Customer-Centricity
We are focusing our digital innovation on products and customer-facing developments that drive user adoption of high-speed data services such as: Tigo Shop, Mi Tigo, Tigo Play and Tigo ONEtv.
Through Tigo ONEtv, our next-generation user experience platform, we bring a cutting-edge pay-TV entertainment experience for our customers, with advanced personalization and recommendations, seamless integration of content across linear and on-demand offerings, and robust multiscreen capabilities. We also provide a superior digital user experience through our Tigo Shop App for prepaid, Mi Tigo App for post-paid, and MFS. Our focus remains firmly set on driving the adoption and enjoyment of these digital channels by our customers.
We are evolving our strong commercial distribution network to operate digitally, which we believe will improve both customer experience and operational efficiency. To enable a seamless and integrated experience across sales and care touchpoints, we are implementing a business transformation that interlinks user experience, digital innovation, business processes, and our back-end ICT systems.
We have also adopted and deployed a net promoter score (“NPS”) program, designed to strengthen our customer-centric culture, and we have incorporated NPS into our incentive compensation plan beginning in 2018.
Our Services
Our services are organized into three principal categories: B2C Mobile (mobile services to consumers), B2C Home (fixed services to residential customers) and B2B (mobile and fixed services to corporate and government customers). In addition, we sell telephone and other equipment, comprised mostly of mobile handsets.
B2C Mobile
In our B2C Mobile category, we provide mobile services, including mobile data, mobile voice, SMS and MFS, to consumers. B2C Mobile is the largest part of our business and generated 53.7% of our consolidated service revenue (and 57.9% of our Latin America segment service revenue) for the year ended December 31, 2018 and 54.3% of our consolidated service revenue (and 58.6% of our Latin America segment service revenue) for the year ended December 31, 2017.
In Latin America, we provide B2C Mobile in Bolivia, Colombia, El Salvador, Guatemala, Honduras and Paraguay. In Africa, we provide B2C Mobile in Tanzania and Chad. As of December 31, 2018, we had a total of 48.3 million B2C Mobile customers across our eight mobile markets.
Mobile Data, Mobile Voice and SMS
We provide our mobile data, mobile voice and SMS services through 2G, 3G and 4G networks in all our mobile markets. 4G is the fourth generation of mobile technology, succeeding 3G, and it is based on Internet Protocol (IP) technology, as opposed to prior generations of mobile communications which were based on and supported circuit-switched telephone service. Our 4G networks enable us to offer new services to our customers such as video calls and mobile broadband data with richer mobile content, such as live video streaming.
The mobile market has been evolving, with consumption gradually shifting from voice and SMS to data. Our ongoing deployment of 4G networks further supports this evolution to more data-centric usage.
We provide our mobile data, mobile voice and SMS services on both prepaid and postpaid bases. In prepaid, customers pay for service in advance through the purchase of wireless airtime and data access, and they do not sign service contracts. Among various options that our customers can choose from, we offer packages that typically include a combination and voice minutes, SMS and a data allowance, with expiration dates varying in length from a few days up to a few weeks or months. In postpaid, customers pay recurring monthly fees for the right to consume up to a pre-determined maximum amount of airtime, SMS and data. In most cases, new postpaid customers sign a service contract with a typical length of one year.

MFS
We provide a broad range of mobile financial services such as payments, money transfers, international remittances, savings, real-time loans and micro-insurance for critical needs. MFS allows our customers to send and receive money, without the need for a bank account. As of December 31, 2018, we provided MFS to 11.2 million customers, representing 22.8% of our mobile customer handset base. As of December 31, 2018, 62.2% of our total MFS customers were in Tanzania (including Zantel), where more than one customer out of two uses our MFS services. MFS remains a growing business in our markets, which complements our product offering and increases customers’ satisfaction and loyalty, reducing our customer churn.
B2C Home
In our B2C Home category, we provide fixed services, including broadband, fixed voice and pay-TV, to residential consumers in our Latin American markets. B2C Home generated 28.2% of our consolidated service revenue (and 24.8% of our Latin America segment service revenue) for the year ended December 31, 2018 and 25.5% of our consolidated service revenue (and 22.2% of our Latin America segment service revenue) for the year ended December 31, 2017.
Our fixed service residential customers (a “customer relationship”) generate revenue for us by purchasing one or more of our three fixed services, pay-TV, fixed broadband, and fixed telephony. We refer to each service that a customer purchases as a revenue generating unit (“RGU”), such that a single customer relationship can have up to three RGUs.
In Latin America, we provide B2C Home in Bolivia, Colombia, Costa Rica, El Salvador, Guatemala, Honduras, Panama and Paraguay. We do not provide B2C Home in Africa. As of December 31, 2018, we had 4.1 million connected homes, of which 3.1 million were connected to our HFC network, and we had 7.9 million RGUs, including 6.2 million RGUs on our HFC network.
We provide B2C Home mainly over our HFC network, but we also offer pay-TV services to rural areas via our DTH platform and broadband services using WiMAX and copper-based technologies in some markets. Although most of our customers currently choose to receive broadband speeds of less than 10 Mbps, the HFC networks we are rolling out are based on DOCSIS 3.0 and allow us to offer speeds of up to 150 Mbps on our current infrastructure, which gives us scope to significantly raise our customers’ broadband speeds over time. As we retire analog channels over time, our HFC network infrastructure will eventually allow us to offer speeds of up to 1 Gbps. In the future, we may decide to introduce DOCSIS 3.1, which could enable even higher levels of throughput on our HFC networks.
We provide our B2C Home services on a postpaid basis, with customers paying recurring monthly subscription fees. In most markets, we offer bundled fixed services, such as our triple-play offering of cable TV, internet and fixed telephone. On average, our B2C Home customers typically contract more than one fixed service from us. In some markets, we also provide convergent services, which bundle both fixed and mobile services, to a very small portion of our total customer base.
B2B
In our B2B category, we provide mobile services, fixed services and VAS to large, small and medium businesses and governmental entities. B2B generated 16.9% of our consolidated service revenue (and 16.4% of our Latin America segment revenue) for the year ended December 31, 2018 and 19.1% of our consolidated service revenue (and 18.4% of our Latin America segment service revenue) for the year ended December 31, 2017.
We provide B2B in all of the markets in which we operate. Specifically, in Latin America, we provide B2B in Bolivia, Colombia, Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, Panama and Paraguay. In Africa, we provide B2B in Tanzania and Chad.
We believe that B2B is under-represented in our current revenue mix given our overall mobile market share, strong market position and advanced networks, and B2B therefore represents a significant growth opportunity for us. We expect that the ongoing expansion of our HFC networks in Latin America will help to make us more competitive and increase our share of the B2B market. In addition, as we expand our fixed networks throughout our markets, we can better compete for large enterprise and government contracts that typically require a national presence, and we will be better placed to offer fixed, mobile and other value-added services, such as cloud-based services and data center capacity. We already see evidence of this in Colombia, where we have a more extensive fixed network than in our other markets, and where the proportion of revenue we generate from B2B is significant larger than in our other Latin America countries.
We have already deployed more than 110,000 kilometers of fiber in our Latin American markets, and we are expanding our product portfolio to deliver more VAS and business solutions, such as cloud-based services and ICT managed services. In 2016, we inaugurated new data centers in Paraguay, Bolivia and Colombia that will allow us to better serve small and midsize businesses (“SMB”) and large enterprise customers that require robust infrastructure and redundancy to achieve their own operational efficiency goals and meet business continuity needs. We have also established partnerships, such as our partnership with Jasper (Cisco), that we believe can open new possibilities in machine-to-machine (“M2M”) and Internet of Things (“IoT”), such as smart cities, telematics, smart metering, and smart vending machines.
Recent developments
The Telefonica CAM Acquisitions
Acquisition of Telefonica CAM Operations
The Telefonica CAM Acquisition Agreements
On February 20, 2019, MIC S.A., Telefonica Centroamerica Inversiones, S.L. (“Telefonica Centroamerica”) and Telefonica S.A. (“Telefonica”) entered into a stock purchase agreement (the “Telefonica Panama Stock Purchase Agreement”) pursuant to which, subject to the terms and conditions contained therein, Millicom agreed to purchase 100% of the shares of Telefonica Moviles Panama, S.A., a company incorporated under the laws of Panama (“Telefonica Panama”), from Telefonica Centroamerica (the “Panama Acquisition”).
The Telefonica Panama Stock Purchase Agreement contains customary representations and warranties and termination provisions. Consummation of the Panama Acquisition is subject to regulatory approvals and the absence of legal impediments.
On February 20, 2019, MIC S.A., Telefonica Centroamerica and Telefonica entered into a stock purchase agreement (the “Telefonica Costa Rica Stock Purchase Agreement”) pursuant to which, subject to the terms and conditions contained therein, Millicom agreed to purchase 100% of the shares of Telefonica de Costa Rica TC, S.A., a company incorporated under the laws of Costa Rica (“Telefonica Costa Rica”), from Telefonica (the “Costa Rica Acquisition”).
The Telefonica Costa Rica Stock Purchase Agreement contains customary representations and warranties and termination provisions. Consummation of the Costa Rica Acquisition is subject to regulatory approvals and the absence of legal impediments.
On February 20, 2019, MIC S.A., Telefonica Centroamerica and Telefonica entered into a stock purchase agreement (the “Telefonica Nicaragua Stock Purchase Agreement,” and together with the Telefonica Panama Stock Purchase Agreement and the Telefonica Costa Rica Stock Purchase Agreement, the “Telefonica CAM Acquisition Agreements”) pursuant to which, subject to the terms and conditions contained therein, Millicom agreed to purchase 100% of the shares of Telefonía Celular de Nicaragua, S.A., a company incorporated under the laws of Nicaragua (“Telefonica Nicaragua,” and together with Telefonica Panama and Telefonica Costa Rica, “Telefonica CAM”), from Telefonica Centroamerica (the “Nicaragua Acquisition,” and together with the Panama Acquisition and the Costa Rica Acquisition, the “Telefonica CAM Acquisitions”). The Telefonica Nicaragua Stock Purchase Agreement contains customary representations and warranties and termination provisions.
The Nicaragua Acquisition was completed on May 16, 2019.

The aggregate purchase price for the Telefonica CAM Acquisitions is $1.65 billion (the “Purchase Price”), subject to customary purchase price adjustments.
We refer to the businesses being purchased pursuant to the Telefonica CAM Acquisition Agreements as the “Telefonica CAM Businesses.”
Telefonica CAM Businesses
Based on customer count, Telefonica CAM is the mobile market leader in Panama and Nicaragua, with approximately 1.6 million and 4.0 million customers respectively in each country, and the second largest mobile provider in Costa Rica, with about 2.4 million customers. Millicom currently controls and operates cable networks in all three countries, but does not provide mobile services within them. The Telefonica CAM Acquisitions are expected to significantly expand Millicom’s existing operations and provide mobile services capabilities in each of the three countries.
The financial data for Telefonica CAM presented in this prospectus are derived from financial statements prepared by Telefonica for each of its Panama, Costa Rica and Nicaragua businesses for 2018, 2017 and 2016.
Telefonica Moviles Panama, S.A.
Founded in 2004, Telefonica Moviles Panama, S.A. is a mobile market leader in Panama serving more than 1.6 million subscribers estimated as of December 31, 2018, equivalent to a market share of approximately 34% of mobile subscribers in the country. The company’s 4G network currently covers 74% of the population, while the 3G networks covers 87% using 65 Mhz of paired spectrum in the 700 Mhz (20 Mhz), 850 Mhz (25 Mhz) and 1,900 Mhz (20 Mhz) bands with licenses that are set to expire in 2036.
The following table presents certain financial data for Telefonica Moviles Panama, S.A.:
	Year ended December 31,
	2018	2017	2016
	(U.S. dollars in millions)
Revenue	219	212	220
EBITDA(1)	86	78	70
Net Income	38	26	19

(1)
EBITDA as presented here is defined as Net Income adjusted for the items set forth in the table below. EBITDA should not be considered as an alternative to Net Income as a measure of operating performance or to net cash provided by operating activities as a measure of liquidity. EBITDA as presented may not be comparable to similarly titled measures of other companies. EBITDA for Telefonica Moviles Panama, S.A. is included in this prospectus because it is a measure of Telefonica Moviles Panama, S.A.’s operating performance and we believe that EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in similar industries. The following table shows a reconciliation of Net Income to EBITDA for the periods indicated:

	Year ended December 31,
	2018	2017	2016
	(U.S. dollars in millions)
Net Income	38	26	19
Income tax	12	10	6
Financial result, net	3	4	4
Depreciation and amortization	31	38	40
EBITDA	86	78	70

The Panama Market
Panama is a dollarized economy and one of the fastest growing economies of Latin America with a GDP per capita in 2017 of  $15,196 and an expected real GDP growth of 6.0% for 2019, according to World Bank data. This is significantly higher than other Latin America countries. Despite Panama’s above-average GDP per capita, pay-TV and broadband penetration rates are relatively low when compared to other countries in Latin America that have lower GDP per capita than Panama’s. In Panama, the telecommunications industry is regulated and supervised by Autoridad Nacional de los Servicios Publicos-ASEP.
Based on our own subscriber data and based also on data from the GSMA, an association representing mobile operators worldwide, mobile broadband penetration rates, as measured by the number of subscribers who use a smartphone to access mobile data services on 4G LTE networks, was approximately 44% in Panama as of year-end 2018.
Telefonica de Costa Rica TC, S.A. (and its wholly owned subsidiary, Telefonica Gestion de Infraestructura y Sistemas de Costa Rica, S.A.)
Founded in 2011, Telefonica de Costa Rica TC, S.A. is the second largest mobile operator in Costa Rica serving nearly 2.4 million subscribers estimated as of December 31, 2018, equivalent to a market share of approximately 25%. The 4G network currently covers 85% of the population, while the 3G network covers 93% using 100 Mhz of paired spectrum in the 850 Mhz (10 Mhz), 1800 Mhz (50 Mhz) and 1900/2100 Mhz (40 Mhz) bands with licenses that are set to expire in 2036 and 2042.
The following table presents certain financial data for Telefonica de Costa Rica TC, S.A.:
	Year ended December 31,(1)
	2018	2017	2016
	(U.S. dollars in millions)
Revenue	252	225	187
EBITDA(2)	55	41	27
Net Income	17	10	(1)

(1)
Telefonica de Costa Rica TC, S.A. and Telefonía Celular de Nicaragua, S.A. both report in local currency (the Costa Rican colón and the Nicaraguan córdoba). For ease of comparison, we have used the average exchange rate from the relevant local currency to U.S. dollars over the 2018 calendar year (577.9 Costa Rican colón and 31.6 Nicaraguan córdoba per U.S. dollar). We have converted the 2016, 2017 and 2018 financial information for Telefonica de Costa Rica TC, S.A. and Telefonía Celular de Nicaragua, S.A. using this 2018 average exchange rate, in order to present this information on a constant currency basis.

(2)
EBITDA as presented here is defined as Net Income adjusted for the items set forth in the table below. EBITDA should not be considered as an alternative to Net Income as a measure of operating performance or to net cash provided by operating activities as a measure of liquidity. EBITDA as presented may not be comparable to similarly titled measures of other companies. EBITDA for Telefonica de Costa Rica TC, S.A. is included in this prospectus because it is a measure of Telefonica de Costa Rica TC, S.A.’s operating performance and we believe that EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in similar industries. The following table shows a reconciliation of Net Income to EBITDA for the periods indicated:

	Year ended December 31,
	2018	2017	2016
	(U.S. dollars in millions)
Net Income	17	10	(1)
Income tax	7	2	—
Financial result, net	1	(2)	1
Impairment of financial assets, net	1	3	—
Depreciation and amortization	29	28	28
EBITDA	55	41	27
The Costa Rica market
Costa Rica is one of the most developed economies of Latin America with a GDP per capita in 2017 of  $11,677 and an expected real GDP growth of 2.7% for 2019, according to World Bank data. This compares favorably relative to other countries in Latin America and the Caribbean, also according to World Bank data. In Costa Rica, the telecommunications industry is regulated and supervised by Superintendencia de Telecomunicaciones-SUTEL.
Based on our own subscriber data and based also on data from the GSMA, an association representing mobile operators worldwide, mobile broadband penetration rates, as measured by the number of subscribers who use a smartphone to access mobile data services on 4G LTE networks, was approximately 22% in Costa Rica as of year-end 2018.
Telefonía Celular de Nicaragua, S.A.
Operating since 2004, Telefonía Celular de Nicaragua, S.A. is the mobile market leader in Nicaragua with nearly 4.0 million subscribers estimated as of December 31, 2018, equivalent to a market share of 53%. The 4G network currently covers 51% of the population, while the 3G network covers 71% using 165 Mhz of paired spectrum in the 700 Mhz (40 Mhz), 850 Mhz (25 Mhz), 1,900 Mhz (60 Mhz) and AWS (40 Mhz) bands with licenses that are set to expire in 2023 and are subject to automatic renewal for 10 years.
The following table presents certain financial data for Telefonía Celular de Nicaragua, S.A.:
	Year ended December 31,(1)
	2018	2017	2016
	(U.S. dollars in millions)
Revenue	231	229	225
EBITDA	86	87	80
Net Income	41	37	35

(1)
Telefonica de Costa Rica TC, S.A. and Telefonía Celular de Nicaragua, S.A. both report in local currency (the Costa Rican colón and the Nicaraguan córdoba). For ease of comparison, we have used the average exchange rate from the relevant local currency to U.S. dollars over the 2018 calendar year (577.9 Costa Rican colón and 31.6 Nicaraguan córdoba per U.S. dollar). We have converted the 2016, 2017 and 2018 financial information for Telefonica de Costa Rica TC, S.A. and Telefonía Celular de Nicaragua, S.A. using this 2018 average exchange rate, in order to present this information on a constant currency basis.

(2)
EBITDA as presented here is defined as Net Income adjusted for the items set forth in the table below. EBITDA should not be considered as an alternative to Net Income as a measure of operating performance or to net cash provided by operating activities as a measure of liquidity. EBITDA as presented may not be comparable to similarly titled measures of other companies. EBITDA for Telefonía Celular de Nicaragua, S.A. is included in this prospectus because it is a measure of Telefonía Celular de Nicaragua, S.A.’s operating performance and we believe that EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in similar industries. The following table shows a reconciliation of Net Income to EBITDA for the periods indicated:
	Year ended December 31,
	2018	2017	2016
	(U.S. dollars in millions)
Net Income	41	37	35
Income tax	18	18	16
Financial result, net	1	2	2
Impairment of financial assets, net	1	3	—
Depreciation and amortization	25	27	27
EBITDA	86	87	80
The Nicaragua Market
Nicaragua is among the poorest countries of Latin America with a GDP per capita in 2017 of  $2,222, and real GDP is expected to decline 0.5% in 2019, according to World Bank data. In Nicaragua, the telecommunications industry is regulated and supervised by Instituto Nicaragüense de Telecomunicaciones y Correos-TELCOR. Millicom has not operated B2C in Nicaragua previously. As such, there can be no guarantee that Millicom will successfully integrate the Nicaragua acquisition.
Based on our own subscriber data and based also on data from the GSMA, an association representing mobile operators worldwide, mobile broadband penetration rates, as measured by the number of subscribers who use a smartphone to access mobile data services on 4G LTE networks, was approximately 13% in Nicaragua as of year-end 2018.
Telefonica Bridge Facility
On February 20, 2019, MIC S.A. entered into a $1.65 billion term loan facility agreement with a consortium of banks (the “Telefonica Bridge Facility”), of which $600 million of borrowing capacity was canceled on April 2, 2019, leaving $1.05 billion available to be drawn. The Telefonica Bridge Facility is available to be drawn from the date of the Telefonica Bridge Facility to and including the earlier of (i) March 1, 2020 and (ii) the date the Telefonica Bridge Facility is terminated. The Telefonica Bridge Facility matures on the date following 12 months after the date of the Telefonica Bridge Facility (unless extended for a period not exceeding six months). Interest on amounts drawn under the Telefonica Bridge Facility is payable at LIBOR plus a variable margin.
Amounts drawn under the Telefonica Bridge Facility may be used by MIC S.A. to (i) pay the purchase price for the Telefonica CAM Acquisitions, (ii) refinance the debts of any member of the Telefonica CAM group and/or (iii) pay any costs, fees, interests or other expenses in connection with the Telefonica CAM Acquisitions or the Telefonica Bridge Facility.
Loans outstanding under the Telefonica Bridge Facility may be declared immediately repayable if, among other things, MIC S.A. is not the surviving entity in a merger; upon the occurrence of a change of control of MIC S.A. or if other indebtedness of Millicom, in an amount equal to or greater than $50 million, becomes subject to an event of default resulting from Millicom’s failure to make payment when due or has its due date accelerated as a result of any event of default. In addition, the due date of all loans outstanding under the Telefonica Bridge Facility may be accelerated upon the occurrence of an event of default under the Telefonica Bridge Facility agreement.
Under the terms of the Telefonica Bridge Facility, MIC S.A. is required to apply the net proceeds of (i) any issuance of debt securities or bonds or loans (subject to certain exceptions) by any obligor, including MIC S.A., Cable Onda, Telefonica CAM and/or the Telefonica CAM group and (ii) any disposal of all or a material part of the shares or assets of Cable Onda, Telefonica CAM and their subsidiaries (subject to certain exceptions), to prepay loans drawn under the Telefonica Bridge Facility and to cancel the available commitments thereunder, except that certain amounts may be applied to repay other outstanding debt such as amounts owed under the Cable Onda Bridge Facility (as defined herein).

MIC S.A. is required to retain, at all times (i) a net leverage ratio (as defined in the Telefonica Bridge Facility) below 3.0x, tested on a pro forma basis to include all applicable financial indebtedness and calculated as if such financial indebtedness had been outstanding at the beginning of the period consisting of the four full fiscal quarters prior to the relevant incurrence date and (ii) an interest coverage ratio of at least 4.0x, tested quarterly. The Telefonica Bridge Facility agreement includes additional covenants which, among other things, restrict MIC S.A.’s ability to incur additional indebtedness, grant liens, dispose of assets and (if any amounts are outstanding under the facility) pay dividends while an event of default is continuing.
Selling Shareholder’s Intention to Distribute All of the Remaining Common Shares of MIC S.A. Held by It Following this Offering
The selling shareholder has informed us that, subject to a successful completion of this offering, it currently intends to distribute all remaining common shares of MIC S.A. held by the selling shareholder to Kinnevik’s shareholders through a distribution or a similar arrangement. The distribution will be subject to approval by Kinnevik’s shareholders. The selling shareholder has informed us that it intends to call an Extraordinary General Meeting of Kinnevik’s shareholders to consider and vote on the proposed distribution. If the distribution is approved by Kinnevik’s shareholders, the distribution will be settled in December 2019 but in any event, not before the expiration of the 180-day lock up period applicable to the selling shareholder following the date of this prospectus. There can also be no guarantee that Kinnevik will proceed with the intended distribution on the currently contemplated terms and timing or at all. See “Risk Factors — Risks Relating to Ownership of Our Common Shares and the Offering — Kinnevik’s intention to distribute all of the remaining common shares of MIC S.A. held by it following this offering may impact our share price.”
$220 Million Secured Facilities Agreement of Millicom Tanzania
MIC S.A.’s wholly owned subsidiary MIC Tanzania Public Limited Company (“Millicom Tanzania”), is expected to sign a $220 million Facilities Agreement, arranged by the Standard Bank of South Africa Limited, Stanbic Bank Tanzania Limited and ABSA Bank Limited and secured by the assets of Millicom Tanzania. Loans outstanding under the agreement are expected to bear interest at 4.25% per annum plus LIBOR, in the case of loans in U.S. dollars, and plus a Tanzanian treasury 182-day T-bill rate subject to a minimum floor of 13% per annum, in the case of loans in Tanzanian shillings and to mature five and a half years after signing. The agreement is expected to contain financial and other restrictive covenants, including net leverage and interest coverage requirements, restrictions on the sale of assets and other restrictions on the incurrence of additional indebtedness. Amounts to be borrowed under the agreement are intended to be used to refinance existing debt of Millicom Tanzania and for general corporate purposes.
SEK 2 Billion Floating-Rate Senior Unsecured Sustainability Bond due 2024 Issued by MIC S.A.
On May 15, 2019, MIC S.A. completed its offering of a SEK 2 billion (approximately US$210 million) floating-rate senior unsecured sustainability bond due 2024. The bond carries a floating coupon of 3month Stibor+235bps. MIC S.A. has entered into swap transactions with various banks to hedge its interest rate exposure, pursuant to which it will effectively pay fixed-rate coupons in US dollars between 4.99% and 4.88%. The covenants contained in the terms and conditions of the bond are broadly consistent with the terms of other Millicom long-term bonds. MIC S.A. intends to use the net proceeds of the bond in accordance with its sustainability bond framework, which includes both environmental and social investments such as in energy efficiencies, and the expansion of its fixed and mobile networks. The bond is intended to be listed on the Nasdaq Stockholm sustainable bond list.
US$300 Million Term Facility Agreement
On April 24, 2019, MIC S.A. entered into a $300 million Term Facility Agreement arranged by DNB Bank ASA, Sweden Branch and Nordea Bank Abp, Filial i Sverige (the “Term Facility”), of which $150 million was drawn on April 29, 2019. The Term Facility will bear interest at a maximum of LIBOR + 3% per annum and matures on April 24, 2024. The Term Facility contains financial and other restrictive covenants that are consistent with those in MIC S.A.'s existing revolving credit facility, including net leverage and interest coverage requirements, restrictions on the sale of assets and other restrictions on the incurrence of additional indebtedness. The net proceeds of the Term Facility are intended to be used, among other things, to finance the Telefonica CAM Acquisitions.
First Supplemental Indenture to Amended and Restated 2025 Notes Indenture
On April 8, 2019, MIC S.A. and Citibank, N.A., London Branch, as trustee, entered into the first supplemental indenture to the amended and restated indenture, dated as of May 30, 2018, governing MIC S.A.’s $500,000,000 6.0% Senior Notes due 2025. The purpose of the first supplemental indenture was primarily to generally conform certain terms in the amended and restated indenture to those in the indentures governing all of MIC S.A.’s other outstanding notes.
US$300 Million 5.875% Senior Unsecured Notes due 2027 Issued by Telefónica Celular del Paraguay S.A.
On April 8, 2019, MIC S.A. announced that its wholly owned subsidiary Telefónica Celular del Paraguay S.A., had completed its offering of US$300 million senior unsecured notes due 2027. Telefónica Celular del Paraguay S.A. used the net proceeds from the offering to fund the concurrent cash tender offer for any and all of the US$300 million outstanding aggregate principal amount of its 6.750% senior unsecured notes due 2022 and to finance the redemption of any existing such notes that remained outstanding as of April 5, 2019. Such redemption is expected to settle on May 6, 2019.
US$750 Million 6.25% Senior Notes due 2029 Issued by MIC S.A.
On March 25, 2019, MIC S.A. completed its offering of  $750 million 6.25% senior notes due 2029. Millicom intends to use the net proceeds of the notes to finance, in part, the acquisition of Telefónica Móviles Panamá, S.A., Telefónica de Costa Rica TC, S.A. (and its wholly owned subsidiary, Telefónica Gestión de Infraestructura y Sistemas de Costa Rica, S.A.) and Telefonía Celular de Nicaragua, S.A. $500,000,000 of the gross proceeds of the offering of the notes have been deposited into a segregated escrow account where they are being held pending the consummation of any Telefonica CAM Acquisition and the satisfaction of certain other conditions, upon satisfaction of which they will be eligible to be released to MIC S.A.
Chad Disposition
On March 14, 2019, Millicom signed an agreement for the sale of its entire operations in Chad to Maroc Telecom. The completion of the transaction is subject to the approval of the Chadian authorities. The sale of Tigo Chad, the leading provider of digital services in the country, is in line with Millicom’s stated objective of increasing its focus on Latin America.
Directors and Officers Updates
The following updates the description of our directors and officers contained in our Annual Report that is incorporated by reference into this prospectus.
On March 14, 2019, MIC S.A. announced that its Nomination Committee had proposed the election of Mercedes Johnson as a new Director on the Board of Directors of MIC S.A., the re-election of José Antonio Ríos García, Odilon Almeida, Janet Davidson, Tomas Eliasson, Pernille Erenbjerg, Lars-Åke Norling and James Thompson as Directors of the Board and the re-election of José Antonio Ríos García as Chairman of the Board. Roger Solé Rafols decided not to seek re-election. The Nomination Committee is currently comprised of members designated by Kinnevik, Nordea Funds and Fiduciary Management, Inc. The Nomination Committee’s nominees were approved by shareholders at the annual general meeting on May 2, 2019 (the “AGM”). MIC S.A.’s Board of Directors now consists of José Antonio Ríos García as Chairman, Odilon Almeida, Janet Davidson, Tomas Eliasson, Pernille Erenbjerg, Mercedes Johnson, Lars-Åke Norling and James Thompson.
Ms. Mercedes Johnson, born in 1954, now serves as a member of both our Board of Directors and our Audit Committee, as well as on the Board of Directors of two Nasdaq-listed technology companies other than MIC S.A. — Synopsys, a provider of solutions for designing and verifying advanced silicon chips and

Teradyne, a developer and supplier of automated semiconductor test equipment. During her executive career, Ms. Johnson held positions such as Chief Financial Officer of Avago Technologies (now Broadcom) and Chief Financial Officer of LAM Research Corporation. Ms. Johnson holds a degree in Accounting from the University of Buenos Aires.
Mr. José Antonio Ríos García, Chairman of the Board of Directors, no longer serves as a member of either the Audit Committee or the Compensation Committee.
Ms. Janet Davidson, a non-executive member of our Board of Directors and Chairman of our Compliance and Business Conduct Committee, now also serves as a member of the Board of Directors, the Audit Committee and the Compensation Committee of The AES Corporation.
Ms. Pernille Erenbjerg, a non-executive member of our Board of Directors and member of the Audit Committee, now also serves as Chairman of our Compensation Committee.
Mr. Lars-Åke Norling, a non-executive member of our Board of Directors and member of the Compliance and Business Conduct Committee, no longer serves as Chairman of our Compensation Committee, but he remains a member of such committee.
Mr. Mauricio Ramos, our Chief Executive Officer, no longer serves as Chairman of TEPAL, the Latin American Association of Cable Broadband Operators, or as a member of the Board of Directors of the GSMA.
Ms. Rachel Samrén, our Executive Vice President and Chief External Affairs Officer, no longer serves as Chairman of the Board of Directors of Reach for Change.
Repayment and Cancellation of Cable Onda Bridge Facility
On March 11, 2019, we repaid the remaining $250 million outstanding balance under the Company’s bridge term facility agreement established in connection with the Cable Onda Acquisition (as defined herein) and arranged by BNP Paribas Fortis SA/NV, Goldman Sachs Bank USA, J.P. Morgan Securities PLC and The Bank Of Nova Scotia dated October 7, 2018 (the “Cable Onda Bridge Facility”) and canceled such facility.
SUMMARY OF RISK FACTORS
Investing in our common shares involves risks. You should carefully consider the risks described in the “Risk Factors” beginning on page 33 before making a decision to invest in our common shares. If any of these risks actually occur, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our common shares would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:
Risks Relating to Our Business and the Telecommunications and Cable Industries
•
We face intense competition from other telecommunications and cable and broadband providers.

•
Our industry is experiencing consolidation that may intensify competition.

•
A significant proportion of our mobile revenue sources are short-term in nature.

•
Transition to more subscription-based businesses creates new challenges.

•
The telecommunications industry is characterized by rapid technological change and continually evolving industry standards, which could harm our competitive position, render our products obsolete and cause us to incur substantial costs to replace our products or implement new technologies.

•
We may not be able to successfully implement our strategic priorities.

•
We may pursue acquisitions, investments or merger opportunities, or divestitures of existing operations, which may subject us to significant risks and there is no assurance that we will be successful or that we will derive the expected benefits from these transactions.

•
We may not realize the benefits anticipated from Cable Onda Acquisition and we may not successfully complete or otherwise realize the benefits anticipated from the Telefonica CAM Acquisitions, which could adversely affect our business.

•
We have incurred and assumed, and expect to incur and assume, additional indebtedness in connection with the Acquisitions, which will increase interest expense.

•
If we cannot successfully develop and operate our mobile, cable and broadband networks and distribution systems, we will be unable to expand our customer base and will lose market share and revenue.

•
We are increasingly dependent on key suppliers to provide us with products and services.

•
As our operations are dependent upon access to networks not controlled by us, we rely on interconnect agreements, the terms of which could be made less favorable due to market participants or regulatory changes.

•
Many of the mobile telecommunications markets in which we operate have high mobile penetration levels, inhibiting growth opportunities.

•
Our mobile applications and cable content may not be accepted or widely used by our customers.

•
Equipment and network systems failures, including as a result of a natural disaster, sabotage or terrorist attack, could result in reduced user traffic and revenue, require unanticipated capital expenditures or harm our reputation.

•
Cyber attacks impacting our networks or systems could have an adverse effect on our business and result in data loss or other security breaches.

•
We may incur significant costs from fraud, which could adversely affect us.

•
Some of our mobile products and services, such as Mobile Financial Services (“MFS”), are complex and increase our exposure to fraud, money laundering, and reputational risk.

•
Our operations with strategic partners are accompanied by inherent business risks.

•
Allegations of health risks related to the use of mobile telecommunication devices and base stations could harm our business.

•
A significant portion of our workforce is represented by labor unions, and we could incur additional costs or experience work stoppages as a result of the renegotiation of our labor contracts.

•
Rapid growth and expansion may make it difficult to obtain adequate managerial and operational resources and could restrict our ability to successfully expand our operations, and any loss of key management and technical personnel could adversely affect our business.

•
An economic downturn, a substantial slowdown in economic growth or deterioration in consumer spending could adversely affect our operating results and financial condition.

•
Lack of sufficient information or poor quality of available information regarding our industry, operations or markets may lead to missed opportunities or inefficient capital allocation.

•
The inability to manage a crisis could harm our brand and lead to increased government obligations in the future.

Legal and Regulatory Risks
•
The telecommunications and broadcasting market is heavily regulated.

•
The availability of spectrum is limited, closely regulated and increasingly expensive, and our licenses are granted for finite periods.

•
Our licenses may be suspended or revoked and we may be fined or penalized for alleged violations of law or regulations.

•
We collect and process sensitive customer data.

•
Our intellectual property rights are costly and difficult to protect, and failing to maintain the historical reputation of our brands or impairment of our intellectual property rights would adversely affect our business.

•
We are subject to anti-corruption and anti-bribery laws.

•
Our risk management and internal controls may not prevent or detect violations of law.

•
New or proposed changes to laws or new interpretations of existing laws in the markets in which we operate may harm our business.

•
We may be subject to legal liability associated with providing online services or media content.

Risks Relating to the Markets in Which We Operate
•
Some of the countries in which we operate have a history of political instability and any current or future instability may negatively affect our revenue or ability to conduct business.

•
The countries in which we operate have political regimes that may not view foreign business interests favorably and may attempt to expropriate all or part of our local assets or impose controls on our operations.

•
Most of the countries in which we operate have underdeveloped economies with low GDP per capita and therefore any increased inflationary pressures and downturns could significantly impact our revenue.

•
Fluctuations or devaluations in local currencies in the markets in which we operate against our U.S. dollar reporting as well as our ability to convert these local currencies into U.S. dollars to make payments, including on our indebtedness, could materially adversely affect our business, financial condition and results of operations.

•
Investors in emerging markets, where most of our operations are located, are subject to greater risks than investors in more developed markets, including significant political, legal and economic risks and risks related to fluctuations in the global economy.

•
Most of the countries where we operate lack reliable nationwide infrastructure or have infrastructure in poor condition and, particularly in Africa, have an insufficient supply of electricity.

•
Unpredictable tax systems give rise to significant uncertainties and risks that could complicate our tax planning and business decisions.

•
Developing legal systems in the countries in which we operate create a number of uncertainties for our businesses.

•
We have a weaker market position and face a challenging competitive and regulatory environment in Colombia, our largest Latin American market, relative to our other markets.

•
Most of our operations generate revenue in the local currency of the country in which they operate. The governments of the countries in which our operations are located may impose foreign exchange controls that could restrict our ability to receive funds from the operations.

Risks Relating to the Company and the Millicom Group
•
Our ability to generate cash depends on many factors beyond our control and we may need to resort to additional external financing

•
The amount, structure and obligations connected with our debt could impair our liquidity and our ability to expand or finance our future operations.

•
MIC S.A. is a holding company, and as a result, it is dependent on cash flow from its operating subsidiaries and joint ventures to service its indebtedness, which may be limited by local law.

•
The cash flow we generate and our ability to sustain dividend payments near current levels are highly dependent on the dividends we receive from our joint ventures in Guatemala and Honduras.

•
MIC S.A. provides essential support and services to our operating subsidiaries and joint ventures which would be detrimental if discontinued or might be challenged as not being on an arm’s-length basis.

•
The Company is incorporated in Luxembourg, and Luxembourg law differs from U.S. law and may afford less protection to holders of our shares.

Risks Relating to Ownership of Our Common Shares and the Offering
•
Kinnevik will continue to indirectly own a significant amount of MIC S.A.’s shares after this offering, giving it substantial management influence that may not align with the interests of our other shareholders.

•
Future sales of our common shares, or the perception in the public markets that these sales may occur, may depress our share price and future sales of our common shares may be dilutive.

•
The obligations associated with being a public company in the United States require significant resources and management attention.

•
We have not yet completed our evaluation of our internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

•
The ability of investors to enforce civil liabilities under U.S. securities laws may be limited.

•
The price of our common shares might fluctuate significantly, and you could lose all or part of your investment.

•
MIC S.A. shares have been listed on Nasdaq since January 9, 2019 and we do not know if an active trading market will develop that will provide you with adequate liquidity.

•
Our ability to pay dividends is subject to our results of operations, distributable reserves, solvency requirements and on our ability to upstream cash; we are not required to pay dividends on our common shares and holders of our common shares have no recourse if dividends are not paid.

•
If securities or industry analysts in the United States do not publish research or reports or publish unfavorable research about our business, the price and trading volume of our common shares could decline.

•
We are a foreign private issuer and, as a result, are not subject to U.S. proxy rules but are subject to the reporting obligations of the U.S. Securities and Exchange Act, as amended (the “Exchange Act”), that, to some extent, are more lenient and less frequent than those of a U.S. issuer.

•
As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we may rely on certain home country governance practices rather than the Nasdaq corporate governance requirements.

•
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

CORPORATE INFORMATION
MIC S.A. is a public limited liability company (société anonyme), organized and established under the laws of the Grand Duchy of Luxembourg on June 16, 1992. Our principal executive offices are located at 2, Rue du Fort Bourbon, L-1249 Luxembourg, Grand Duchy of Luxembourg. Our telephone number at this address is +352 27 759 021. MIC S.A. is registered with the Luxembourg Register of Commerce and Companies under number B.40630.

Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is www.millicom.com. The information contained in, or accessible through, our website is not incorporated by reference in, and should not be considered part of, this prospectus.

The Offering
This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our common shares. You should carefully read this entire prospectus before investing in our common shares including “Risk Factors” and our consolidated financial statements and the notes thereto, included in our Annual Report and incorporated by reference into this prospectus.
Common shares offered by the selling shareholder
11,000,000 shares (or 12,650,000 shares if the underwriters exercise in full their option to purchase additional shares).
Common shares to be outstanding immediately after this offering
101,739,217 shares.
Option to purchase additional shares
The selling shareholder has granted the underwriters the right to purchase up to an additional 1,650,000 common shares, within 30 days of the date of this prospectus, at the public offering price, less underwriting discounts, on the same terms as set forth in this prospectus.
Listing
Our common shares are listed on Nasdaq under the symbol “TIGO”. The closing price of our common shares on Nasdaq on May 31, 2019 was $56.20. In addition, our common shares are listed and trade in the form of Swedish Depositary Receipts (SDRs) on NASDAQ Stockholm.
Use of proceeds
The selling shareholder will receive all of the net proceeds from the offering. We will not receive any proceeds from the sale of common shares by the selling shareholder.
Dividend policy
On February 7, 2019, MIC S.A.’s board of directors decided to propose to shareholders at the AGM a dividend distribution of  $2.64 per share to be paid in two equal installments in May and November 2019, out of Millicom profits for the year ended December 31, 2018. The dividend distribution was approved by shareholders at the AGM held May 2, 2019.
Holders of MIC S.A. common shares (and SDRs) are entitled to receive dividends proportionately when, as and if declared by the Company’s board of directors and approved by shareholders at the AGM, subject to Luxembourg legal reserve requirements, as well as restrictions in the agreements governing our indebtedness. Advanced payment of dividends is permitted upon proposal by the board of directors. See “Dividends and Dividend Policy.”
Any determination to pay dividends in the future will be at the discretion of MIC S.A.’s board of directors (as to interim dividends) and at the discretion of the shareholders at the AGM upon recommendation of the board of directors (as to annual dividends) and will depend upon our results of operations, financial condition, distributable reserves, contractual restrictions, restrictions imposed by applicable law and other factors the Company’s board of directors and the shareholders at the AGM, respectively, deem relevant. See “Risk Factors — Our ability to pay dividends is subject to our results of operations, distributable reserves, solvency requirements and on our ability to upstream cash; we are not required to pay dividends on our common shares and holders of our common shares have no recourse if dividends are not paid.”
Pre-emptive rights
Unless preemption is removed or limited through a resolution approved by the Company’s board of directors in accordance with the articles of association, with respect to an issuance of common shares by the Company of up to a maximum of 5% of common shares outstanding, or by a general meeting of shareholders of the Company, common shares to be issued by the Company and subscribed for in cash shall be offered on a pre-emptive basis to shareholders in the proportion of the capital represented by their shares. Such preemptive rights are not implicated by this offering because it does not involve an issuance of common shares by the Company.
Lock-up agreements
We, the members of our board of directors and our executive officers, as well as the selling shareholder, have agreed with the underwriters, subject to certain important exceptions, not to offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the 180 day, or in the case of the members of our board of directors and our executive officers, 90 day, period following the date of this prospectus.
Risk factors
See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our common shares.
Proposed purchase by certain current shareholders
Certain of our directors and executive officers, or our insiders, have indicated an interest in purchasing an aggregate of up to approximately $5 million of our common shares in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these persons, or any of these persons may determine to purchase more, less or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these persons as they will on any other shares sold to the public in this offering.
The number of common shares to be outstanding after this offering is based on 101,739,217 common shares outstanding as of March 31, 2019.
Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the option granted to the underwriters to purchase up to 1,650,000 additional common shares, in connection with the offering.

Summary Financial and Other Information
The following tables present selected historical financial data for the Millicom Group. The statement of income data for the Millicom Group set forth below for the years ended December 31, 2018, 2017 and 2016 and the statement of financial position data set forth below as of December 31, 2018 and 2017 are derived from the Millicom Group’s audited consolidated financial statements incorporated by reference into this prospectus from our Annual Report. The statement of income data for the Millicom Group set forth below for the three months ended March 31, 2019 and 2018 and the statement of financial position data set forth below as of March 31, 2019 are derived from the Millicom Group’s unaudited interim condensed consolidated financial statements incorporated by reference into this prospectus.
Our management determines operating and reportable segments based on the reports that are used by the chief operating decision maker to make strategic and operational decisions from both a business and geographic perspective. The Millicom Group’s risks and rates of return for its operations are predominantly affected by operating in different geographical regions. The Millicom Group has businesses in two main regions, Latin America and Africa, which constitute our two segments. Our Latin America segment includes the Guatemala and Honduras joint ventures as if they were fully consolidated, as this reflects the way our management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations. Our Africa segment does not include our joint venture in Ghana because our management does not consider it a strategic part of our group.
This summary financial and other information should be read in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our consolidated financial statements, including the notes thereto, included in our Annual Report and incorporated by reference into this prospectus and our unaudited interim condensed consolidated financial statements, including the notes thereto, incorporated by reference into this prospectus. The historical results are not necessarily indicative of the Millicom Group’s future results of operations or financial condition.
Summary statement of income data
	Three months ended March 31,		Year ended December 31,
	2019(1)	2018(2)	2018(2)	2017	2016
	(U.S. dollars in millions)
Revenue	1,065	1,013	4,074	4,076	4,043
Cost of sales	(300)	(277)	(1,146)	(1,205)	(1,175)
Gross profit	765	736	2,928	2,871	2,868
Operating expenses	(388)	(409)	(1,674)	(1,593)	(1,627)
Depreciation	(202)	(171)	(685)	(695)	(678)
Amortization	(61)	(36)	(144)	(146)	(175)
Share of profit in joint ventures in Guatemala and Honduras	44	39	154	140	115
Other operating income (expenses), net	5	2	76	68	(14)
Operating profit	165	160	655	645	490
Interest and other financial expenses	(140)	(85)	(371)	(396)	(372)
Interest and other financial income	4	3	21	16	21
Other non-operating (expenses) income, net	12	27	(40)	(4)	20
Income (loss) from other joint ventures and associates, net	3	(20)	(136)	(85)	(49)
Profit before taxes from continuing operations	44	87	129	176	109
Charge for taxes, net	(19)	(33)	(116)	(158)	(179)
Profit (loss) for the period from continuing operations	25	54	13	18	(70)
Profit (loss) for the period from discontinued operations, net of tax	—	(32)	(39)	51	(20)
Net profit (loss) for the period	25	22	(26)	69	(90)

	Three months ended March 31,		Year ended December 31,
	2019(1)	2018(2)	2018(2)	2017	2016
	(U.S. dollars in millions)
Attributable to:
The owners of Millicom	14	17	(10)	86	(32)
Non-controlling interests	10	4	(16)	(17)	(58)
Net profit (loss) for the period per share attributable to the owners of the Company	0.14	0.17	(0.10)	0.86	(0.32)
Profit (loss) for the period from continuing operations per share attributable to the owners of the Company	0.14	0.49	0.29	0.36	(0.12)

(1)
IFRS 16 was adopted by the Millicom Group as of January 1, 2019 using the modified retrospective approach. See note 2 to our unaudited condensed consolidated financial statements incorporated by reference into this prospectus for additional details regarding the impact of the adoption.

(2)
IFRS 15 and IFRS 9 were adopted as of January 1, 2018, using the modified retrospective method. See “Introduction — New and amended IFRS accounting standards” in the notes to our audited consolidated financial statements included in our Annual Report and incorporated by reference into this prospectus for additional details regarding the impact of the adoptions.

Summary statement of financial position data
	March 31, 2019(1)	December 31,
		2018(2)	2017
	(U.S. dollars in millions)
Assets
Total non-current assets	9,193	8,784	7,646
Total current assets	2,157	1,529	1,585
Assets held for sale	6	3	233
Total assets	11,356	10,316	9,464
Equity and Liabilities
Total non-current liabilities	5,746	4,841	4,116
Total current liabilities	2,788	2,684	1,989
Liabilities directly associated with assets held for sale	—	—	79
Total liabilities	8,534	7,526	6,183
Equity attributable to owners of the Company	2,560	2,542	3,096
Non-controlling interests	262	249	185
Total equity	2,821	2,790	3,281
Total equity and liabilities	11,356	10,316	9,464

(1)
IFRS 16 was adopted by the Millicom Group as of January 1, 2019 using the modified retrospective approach. See note 2 to our unaudited condensed consolidated financial statements incorporated by reference into this prospectus for additional details regarding the impact of the adoption.

(2)
IFRS 15 and IFRS 9 were adopted as of January 1, 2018, using the modified retrospective method. See “Introduction — New and amended IFRS accounting standards” in the notes to our audited consolidated financial statements included in our Annual Report and incorporated by reference into this prospectus for additional details regarding the impact of the adoptions.

	As of and for the three months ended March 31,		As of and for the year ended December 31,
	2019	2018	2018	2017
Share capital	153	153	153	153
Number of shares (in thousands)	101,739	101,739	101,739	101,739
Dividend declared per share (over the period)(1)	—	—	2.64	2.64
Diluted net income (loss) per share (over the period) attributable to the owners of the Company	0.14	0.17	(0.10)	0.85

(1)
On February 7, 2019, MIC S.A.’s board of directors decided to propose to shareholders at the AGM a dividend distribution of  $2.64 per share to be paid in two equal installments in May and November 2019, out of Millicom profits for the year ended December 31, 2018. The dividend distribution was approved by shareholders at the AGM held May 2, 2019. See “Dividends and Dividend Policy.”

Other Revenue Data
In addition to consolidated revenue data, the following table sets forth for the periods indicated certain segment revenue data, which has been extracted from note B.3 to our audited consolidated financial statements included in our Annual Report and incorporated by reference into this prospectus and from note 5 to our unaudited interim condensed consolidated financial statements incorporated by reference into this prospectus, in which notes segment data is reconciled to consolidated data:
	Three months ended March 31,		Year ended December 31,
	2019	2018	2018	2017	2016
Consolidated:
Mobile revenue	531	565	2,248	2,281	2,343
Cable and other fixed services revenue	478	387	1,568	1,553	1,437
Other revenue	11	11	46	41	39
Total service revenue	1,020	963	3,861	3,876	3,820
Telephone and equipment	45	50	213	200	223
Total Consolidated Revenue	1,065	1,013	4,074	4,076	4,043
Latin America segment:
Mobile revenue	778	806	3,214	3,283	3,318
Cable and other fixed services revenue	541	442	1,808	1,755	1,611
Other revenue	12	11	48	40	37
Total service revenue	1,331	1,259	5,069	5,078	4,966
Telephone and equipment	95	94	415	363	386
Latin America Segment Revenue	1,426	1,353	5,485	5,441	5,352
Africa segment:
Mobile revenue	120	129	510	509	541
Cable and other fixed services revenue	3	3	12	12	15
Other revenue	—	2	3	5	6
Total service revenue	124	134	526	524	562
Telephone and equipment	—	—	1	2	2
Africa Segment Revenue	124	134	526	526	565

Guatemala and Honduras Joint Venture Operations Data
The tables below provide summary historical financial information of the Company’s Guatemala and Honduras joint venture operations for the years ended December 31, 2018, 2017 and 2016 and three months ended March 31, 2019 and 2018. This information is based on amounts before inter-company eliminations. Information for the years ended December 31, 2018, 2017 and 2016 is derived from note A.2.2. to the Millicom Group’s audited consolidated financial statements incorporated by reference into this prospectus from our Annual Report. The financial information for the three months ended March 31, 2019 and 2018 of our Guatemala and Honduras joint ventures is unaudited.
Summary statement of income data for Guatemala operations
	Three months ended March 31,		Year ended December 31,
	2019	2018	2018	2017	2016
	(U.S. dollars in millions)
Revenue	343	335	1,373	1,328	1,284
Depreciation and amortization	(77)	(72)	(283)	(295)	(281)
Operating profit(1)	111	100	387	352	330
Financial income (expenses), net	(18)	(15)	(56)	(60)	(73)
Profit before taxes	93	84	309	305	261
Charge for taxes, net	(22)	(17)	(69)	(74)	(67)
Profit for the year	71	66	240	230	194
Net profit for the year attributable to Millicom	39	36	131	126	106

(1)
In 2016, operating profit included a provision for impairment of  $24 million related to amounts receivable from video surveillance contracts with the Civil National Police. In 2017, it also includes an additional impairment of  $10 million (2016: $18 million) on the fixed assets related to the same contracts.

Summary statement of income data for Honduras operations
	Three months ended March 31,		Year ended December 31,
	2019	2018	2018	2017	2016
	(U.S. dollars in millions)
Revenue	147	145	586	585	609
Depreciation and amortization	(32)	(38)	(133)	(156)	(160)
Operating profit	23	13	91	70	54
Financial income (expenses), net	(10)	(7)	(29)	(27)	(27)
Profit before taxes	12	6	52	41	13
Charge for taxes, net	(5)	(2)	(19)	(18)	—
Profit for the year	8	3	34	24	13
Net profit for the year attributable to Millicom	5	2	23	15	9

Other Financial Data
	Three months ended March 31,		Year ended December 31,
	2019	2018	2018	2017
	(U.S. dollars in millions)
Consolidated:
Net cash provided by operating activities	147	167	792	820
Net cash used in investing activities	(683)	(191)	(1,199)	(367)
Net cash provided by (used in) financing activities	502	(31)	341	(464)
Operating free cash flow(1)	1	47	383	459
Free cash flow(1)	(94)	(39)	85	103
Equity free cash flow(1)	(54)	(17)	326	306
EBITDA(2)	377	327	1,254	1,278
Latin America segment:
Service revenue	1,331	1,259	5,069	5,078
Telephone and equipment revenue	95	94	415	363
Revenue	1,426	1,353	5,485	5,441
Revenue growth	5.4%	1.8%	0.8%	1.7%
Revenue organic growth(3)	3.8%	2.6%	3.5%	0.2%
Service revenue growth	5.8%	1%	(0.2)%	2.3%
Service revenue organic growth(3)	3.7%	3.4%	4.3%	0.9%
Africa segment:
Service revenue	124	134	526	524
Telephone and equipment revenue	—	—	1	2
Revenue	124	134	526	526
Revenue growth	(7.8)%	4.3%	0.1%	(6.9)%
Revenue organic growth(4)	(3.9)%	1.6%	0.6%	(6.1)%
Service revenue growth	(7.8)%	4.4%	0.3%	(6.8)%
Service revenue organic growth(4)	(3.9)%	1.7%	0.9%	(6.0)%

(1)
Free Cash Flow Measures

Operating free cash flow
Operating free cash flow is a non-IFRS measure and is not a uniformly or legally defined financial measure. Operating free cash flow is not a substitute for IFRS measures in assessing our overall financial performance. Because Operating free cash flow is not determined in accordance with IFRS, and is susceptible to varying calculations, Operating free cash flow may not be comparable to other similarly titled measures presented by other companies. Operating free cash flow is included in this prospectus because it is used by our management, and we believe may be useful to investors, to evaluate our core operational cash flow performance from period to period, as reflected in the adjustments in the reconciliation table below. Operating free cash flow has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS.
Free cash flow
Free cash flow is a non-IFRS measure and is not a uniformly or legally defined financial measure. Free cash flow is not a substitute for IFRS measures in assessing our overall financial performance. Because Free cash flow is not determined in accordance with IFRS, and is susceptible to varying calculations, Free cash flow may not be comparable to other similarly titled measures presented by other companies. Free cash flow is included in this prospectus because it is used by our management, and we believe may be useful to investors, to evaluate our cash flow performance from period to period as it reflects the operating free cash flow generated as described above after net finance charges paid. Free cash flow has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS.
Equity free cash flow
Equity free cash flow is a non-IFRS measure and is not a uniformly or legally defined financial measure. Equity free cash flow is not a substitute for IFRS measures in assessing our overall financial performance. Because Equity free cash flow is not determined in accordance with IFRS, and is susceptible to varying calculations, Equity free cash flow may not be comparable to other similarly titled measures presented by other companies. Equity free cash flow is included in this prospectus because it is used by our management, and we believe may be useful to investors, to evaluate our cash flow performance from period to period as it reflects our non–IFRS Free cash flow as described above with the addition of dividends or advances received from our joint venture operations (namely Guatemala and Honduras) and the deduction dividends paid to non–controlling interests. Equity free cash flow has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS.
The following table shows a reconciliation from Net cash provided by operating activities to Operating free cash flow, Free cash flow and Equity free cash flow for the Millicom Group:
	Three months ended March 31,		Year ended December 31,
	2019	2018	2018	2017
	(U.S. dollars in millions)
Net cash provided by operating activities	147	167	792	820
Purchase of property, plant and equipment	(170)	(151)	(632)	(650)
Proceeds from sale of property, plant and equipment	9	12	154	179
Proceeds from sale of towers part of tower sale and leaseback transactions	(7)	(11)	(141)	(167)
Purchase of intangible assets and licenses	(79)	(105)	(148)	(133)
Proceeds from sale of intangible assets	—	—	—	4
Purchase of spectrum and licenses	7	48	61	53
Finance charges paid, net	95	87	298	356
Operating free cash flow	1	47	383	459
Interest (paid), net	(95)	(87)	(298)	(356)
Free cash flow	(94)	(39)	85	103
Dividends received from joint ventures (Guatemala and Honduras)	51	22	243	203
Dividends paid to non-controlling interests	(11)	—	(2)	—
Equity free cash flow	(54)	(17)	326	306

(2)
EBITDA

EBITDA is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial performance. Because EBITDA is not determined in accordance with IFRS, and is susceptible to varying calculations, EBITDA may not be comparable to other similarly titled measures presented by other companies. EBITDA is included in this prospectus because it is a measure of our operating performance and we believe that EBITDA is useful to investors because it is used by our management and is frequently used by securities analysts, investors and other interested parties in their evaluation of our operating performance from period to period as it is reflective of the revenue generated in a particular period as well as the operating costs and expenses incurred to generate such revenue and other factors that affect operating performance, and it removes the effects of our asset base (depreciation and amortization), gains and losses on fixed asset disposals and impairment losses. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS. “EBITDA” as disclosed in this prospectus corresponds to “EBITDA” as disclosed in note B.3 of our consolidated financial statements included in our Annual Report and incorporated by reference into this prospectus.
The following table shows a reconciliation from Net profit (loss) for the year attributable to the owners of Millicom to EBITDA for the Company:
	Three months ended March 31,		Year ended December 31,
	2019	2018	2018	2017
	(U.S. dollars in millions)
Net profit (loss) for the year attributable to the owners of Millicom	14	17	(10)	86
Net profit (loss) for the year attributable to non-controlling interests	10	4	(16)	(17)
Profit (loss) for the period from discontinued operations, net of tax	—	32	39	(51)
Charges for taxes, net	19	33	116	158
Interest and other financial expenses	140	85	371	396
Interest and other financial income	(4)	(3)	(21)	(16)
Income (loss) from other joint ventures and associates, net	(3)	20	136	85
Other non-operating (expenses) income, net	(12)	(27)	40	4
Share of profit in joint ventures in Guatemala and Honduras	(44)	(39)	(154)	(140)
Other operating income (expenses), net	(5)	(2)	(76)	(68)
Depreciation and amortization	262	207	830	841
EBITDA	377	327	1,254	1,278

(3)
Revenue and Service Revenue Organic Growth

Revenue Organic Growth and Service Revenue Organic Growth are non-IFRS measures and are not uniformly or legally defined financial measures. Revenue Organic Growth and Service Revenue Organic Growth are not substitutes for IFRS measures in assessing our overall operating performance. Because Revenue Organic Growth and Service Revenue Organic Growth are not determined in accordance with IFRS, and are susceptible to varying calculations, Revenue Organic Growth and Service Revenue Organic Growth may not be comparable to other similarly titled measures presented by other companies. Revenue Organic Growth and Service Revenue Organic Growth are included in this prospectus because our management uses the measure to evaluate our core revenue generating performance from period to period, having eliminated the impact of revenue from businesses acquired during the more recent period (such as Cable Onda in Panama) and the contribution to revenue of businesses disposed of  (Rwanda and Senegal in 2017) during either period (“change in perimeter”), the impact of accounting changes (such as, in 2018, the removal of the impact of IFRS 15 adoption) and currency fluctuations. To eliminate the impact of currency fluctuations, we use recent U.S. dollar exchange rate data for the local non-U.S.-dollar currencies of the markets in which we operate to determine an estimated, or budgeted, exchange rate for such currencies. Revenues and service revenues in non-U.S.-dollar currencies from both the more recent period and the corresponding period of the prior year are then translated into U.S. dollars at the same budgeted exchange rates. Revenue Organic Growth and Service Revenue Organic Growth have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for an analysis of our results as reported under IFRS.

The following table shows a reconciliation from reported growth on an IFRS basis to organic growth for revenue and service revenue for the Latin America segment:
	Revenue				Service Revenue
	Three months ended March 31,		Year ended December 31,		Three months ended March 31,		Year ended December 31,
	2019	2018	2018	2017	2019	2018	2018	2017
	(U.S. dollars in millions)
Current period	1,426	1,353	$5,485	$5,441	1,331	1,259	$5,069	$5,078
Prior year period	1,353	1,329	$5,441	$5,352	1,259	1,246	$5,078	$4,966
Reported Growth	5.4%	1.8%	0.8%	1.7%	5.8%	1%	(0.2)%	2.3%
Accounting change impact(i)	0.0%	1.8%	1.6%	0.0%	0.0%	3.2%	3.3%	0.0%
Change in Perimeter impact(ii)	(7.1)%	0.0%	(0.3)%	0.0%	(7.6)%	0.0%	(0.3)%	0.0%
Foreign exchange impact(iii)	5.5%	(1.0)%	1.4%	(1.4)%	5.5%	(0.9)%	1.5%	(1.4)%
Organic Growth	3.8%	2.6%	3.5%	0.2%	3.7%	3.4%	4.3%	0.9%

(i)
The following accounting change impacts were eliminated to calculate revenue organic growth: a negative $24 million in the three months ended March 31, 2018 (when comparing to 2017) and a negative $87 million revenue impact in the year ended December 31, 2018 due to the adoption of IFRS 15. The following accounting change impacts were eliminated to calculate service revenue organic growth: a negative $40 million service revenue impact in the three months ended March 31, 2018 (when comparing to 2017) and a negative $168 million service revenue impact in the year ended December 31, 2018 due to the adoption of IFRS 15.

(ii)
The following change in perimeter impacts were eliminated to calculate revenue organic growth: a positive $96 million revenue impact in the three months ended March 31, 2019 and a positive $16 million revenue impact in the year ended December 31, 2018 due to revenue generated by Cable Onda, which was consolidated as of December 13, 2018. The following change in perimeter impacts were eliminated to calculate service revenue organic growth: a positive $96 million service revenue impact in the three months ended March 31, 2019 and a positive $15 million service revenue impact in the year ended December 31, 2018 due to service revenue generated by Cable Onda, which was consolidated as of December 13, 2018.

(iii)
The following foreign exchange fluctuation impacts were eliminated to calculate revenue organic growth: a negative $76 million revenue impact in the three months ended March 31, 2019, a positive $13 million revenue impact in the three months ended March 31, 2018, a negative $71 million revenue impact in the year ended December 31, 2018 and a positive $79 million revenue impact in the year ended December 31, 2017. The following foreign exchange fluctuation impacts were eliminated to calculate service revenue organic growth: a negative $71 million service revenue impact in the three months ended March 31, 2019, a positive $10 million service revenue impact in the three months ended March 31, 2018, a negative $67 million service revenue impact in the year ended December 31, 2018 and a positive $68 million service revenue impact in the year ended December 31, 2017.

(4)
The following table shows a reconciliation from reported growth on an IFRS basis to organic growth for revenue and service revenue for the Africa segment:

	Revenue				Service Revenue
	Three months ended March 31,		Year ended December 31,		Three months ended March 31,		Year ended December 31,
	2019	2018	2018	2017	2019	2018	2018	2017
	(U.S. dollars in millions)
Current period	124	134	$526	$526	124	134	$526	$524
Prior year period	134	128	$526	$565	134	128	$524	$562
Reported Growth	(7.8)%	4.3%	0.1%	(6.9)%	(7.8)%	4.4%	0.3%	(6.8)%
Accounting change impact(i)	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.1%	0.0%
Foreign exchange impact(ii)	3.9%	(2.7)%	0.4%	0.7%	3.8%	(2.7)%	0.4%	0.8%
Organic Growth	(3.9)%	1.6%	0.6%	(6.1)%	(3.9)%	1.7%	0.9%	(6.0)%

(i)
The following accounting change impact was eliminated to calculate revenue organic growth: a negative $1 million revenue impact due to the adoption of IFRS 15 in the year ended December 31, 2018. The following accounting change impact was eliminated to calculate service revenue organic growth: a negative $2 million service revenue impact due to the adoption of IFRS 15 in the year ended December 31, 2018.

(ii)
The following foreign exchange fluctuation impacts were eliminated to calculate revenue organic growth: a negative $5 million revenue impact in the three months ended March 31, 2019, a positive $3 million revenue impact in the three months ended March 31, 2018, a negative $3 million revenue impact in the year ended December 31, 2018 and a negative $5 million revenue impact in the year ended December 31, 2017. The following foreign exchange fluctuation impacts were eliminated to calculate service revenue organic growth: a negative $5 million service revenue impact in the three months ended March 31, 2019, a positive $3 million service revenue impact in the three months ended March 31, 2018, a negative $2 million service revenue impact in the year ended December 31, 2018 and a negative $6 million service revenue impact in the year ended December 31, 2017.

Historical Operating Information
We provide certain customer data below that we believe will assist investors in understanding our performance and to which we refer later in this prospectus in discussing our results of operations.
Mobile customers by segment
	As of March 31,		As of December 31,
	2019	2018	2018	2017	2016
	(in thousands, except where noted)
Latin America	33,891	33,127	33,691	33,141	32,004
of which are 4G customers	10,756	7,892	10,487	7,230	3,631
Mobile customer ARPU (in U.S. dollars)	$7.5	$8.0	$7.9	$8.2	$8.4
Africa	15,879	15,013	16,025	14,760	14,862
of which are 4G customers	520	314	471	268	—
Mobile customer ARPU (in U.S. dollars)	$2.5	$2.9	$2.7	$2.9	$3.0

Mobile customers by country in our Latin America segment
	As of March 31,		As of December 31,
	2019	2018	2018	2017	2016
	(in thousands)
Bolivia	3,610	3,528	3,604	3,433	3,076
Colombia	8,976	8,151	8,601	8,139	7,764
El Salvador	2,494	2,686	2,590	2,897	3,213
Guatemala	10,894	10,525	10,941	10,386	9,468
Honduras	4,700	4,842	4,678	4,821	4,848
Paraguay	3,218	3,395	3,278	3,465	3,635
Mobile customers by country in our Africa segment
	As of March 31,		As of December 31,
	2019	2018	2018	2017	2016
	(in thousands)
Chad	3,392	3,381	3,301	3,330	3,132
Tanzania	12,487	11,632	12,724	11,430	11,730
B2C Home customers in our Latin America segment
	As of March 31,		As of December 31,
	2019	2018	2018	2017	2016
	(in thousands, except where noted)
Total homes passed	11,231	9,284	11,076	9,076	8,119
Total customer relationships	4,187	3,389	4,118	3,303	3,100
HFC homes passed	10,722	8,687	10,559	8,446	7,152
HFC customer relationships	3,200	2,420	3,105	2,329	2,075
HFC RGUs	6,323	4,578	6,118	4,367	3,694
B2C Home ARPU (in U.S. dollars)	$29.5	$29.0	$28.7	$28.3	$26.9

Risk Factors
An investment in our common shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before you decide to purchase our common shares. In particular, investing in the securities of issuers who operate in emerging market countries such as those in which we operate in Latin America and Africa involves a higher degree of risk than investing in the securities of issuers whose operations are located in the United States or other more developed countries. If any of the risks discussed in this prospectus actually occurs, alone or together with additional risks and uncertainties not currently known to us, or that we currently deem immaterial, our business, financial condition, results of operations and prospects may be materially adversely affected. If this were to occur, the value of our common shares may decline and you may lose all or part of your investment.
Risks Relating to Our Business and the Telecommunications and Cable Industries
We face intense competition from other telecommunications and cable and broadband providers.
The markets in which we operate are highly competitive. Our main mobile, cable and broadband competitors include major international and regional telecommunication providers such as America Movil, Telefonica, AT&T and Liberty Latin America, as well as smaller local operators and mobile virtual network operators (“MVNOs”). Some of our competitors are state-owned entities. Many of our main mobile and cable competitors have substantially greater resources than we do in terms of access to capital. In some of our markets, our mobile competitors may have greater area coverage and fewer regulatory burdens than we do.
Within our markets, mobile telecommunications operators compete for customers principally on the basis of price, promotions, services offered, advertising and brand image, quality and reliability of service and area coverage. Price competition is especially significant on mobile services, which represented more than half of our revenue from continuing operations in 2018. Mobile voice and SMS are largely commoditized services, as the ability to differentiate these services among operators is limited, and penetration is high. Competition has resulted in pricing pressure, reduced margins and profitability, increased customer churn, and in some markets, the loss of revenue and market share.
Competition in our markets is also impacted by the following:
•
There may be more mobile operators than the market is able to sustain, and additional licenses may be awarded in already competitive markets. Regulators may also encourage new entrants by offering them favorable conditions, such as holding spectrum auctions in which certain blocks of spectrum are reserved for new entrants, as was the case in the 2013 auction in Colombia.

•
If new competitors enter into our markets or existing competitors offer more competitively priced products or services, such as eliminating installation fees, subsidizing handsets, modems, wireless routers or set-top boxes or offering content, channels or applications that we do not offer, our customers may move to another operator. Most of our mobile customers are prepaid, which allows them to switch operators at any time without monetary penalty, and some of our cable operator competitors incentivize customers to accept longer contracts, making it difficult to subsequently switch operators.

•
Mobile number portability in our markets removes a disincentive to changing providers and increases competition and churn. As devices with eSIMs are introduced in our markets, allowing customers to change providers without changing their SIM cards, churn and pricing competition among providers may also increase.

•
Some of our customers use devices with dual SIM card capability, allowing them to also utilize our competitor’s services, which may negatively affect our mobile revenue. If we are unable to develop strategies to encourage customers to retain us as their primary or sole provider, we could lose a larger percentage of our revenue to our competitors.

•
The proliferation of Voice over Internet Protocol (“VoIP”) offerings and other services delivered over the internet (referred to as “Over-The-Top” or “OTT” services) for voice, instant messaging, and content further increase competitive risks, as do MVNOs and resellers in Latin America.

•
Our pay-TV services compete with other pay-TV services that may offer a greater range of channels to a larger audience, reaching a wider area distribution (especially in rural areas) for a lower price than we charge for our pay-TV services. We also compete with satellite distribution of free-to-air television programming, which viewers can receive by purchasing a satellite dish and a set-top box without any physical cabling.

•
Our cable TV services are subject to the risk of overbuild and the possibility of wireless substitution.

If we are unable to compete effectively and match or mitigate our competitors’ strategies, or aggressive competitive behavior by our competitors, in pricing our services or acquiring new and preferred customers, or we are unable to develop strategies to encourage customers to retain us as their primary or sole provider, we could suffer adverse revenue impacts or higher costs for customer retention, which could, individually or together, have a material adverse effect on our business, financial condition and results of operations.
Our industry is experiencing consolidation that may intensify competition.
The telecommunications and cable industry has been characterized by increasing consolidation and a proliferation of strategic transactions. As a result, we are increasingly competing with larger competitors that may have substantially greater resources than we do. We expect this consolidation and strategic partnering to continue. Acquisitions or strategic relationships could harm us in a number of ways. For example:
•
competitors could acquire or enter into relationships with companies with which we have strategic relationships and discontinue our relationship, resulting in the loss of distribution opportunities for our services or the loss of certain enhancements or value-added features to our services;

•
a competitor could be acquired by a party with significant resources and experience that could increase the ability of the competitor to compete with our services; and

•
other companies with related interests could combine to form new, formidable competition, which could preclude us from obtaining access to certain markets or content, or which could dramatically change the market for our services.

Any of these results could put us at a competitive disadvantage that could cause us to lose customers, revenue and market share. They could also force us to expend greater resources to meet the competitive threat, which could also harm our operating results.
A significant proportion of our mobile revenue sources are short-term in nature.
Prepaid customers, who are customers who pay for service in advance through the purchase of wireless airtime or data access, represented 90% of our mobile customers as of December 31, 2018 and generated approximately 60% of our mobile service revenue and 33% of our total service revenue in 2018 on a consolidated basis. For our Latin America segment, prepaid represented 87% of our mobile customers as of December 31, 2018 and generated approximately 63% of our mobile service revenue and 40% of our total service revenue during the full year 2018. As prepaid customers do not sign service contracts, our prepaid customer base is more likely than postpaid customers, who sign service contracts, to switch mobile operators and take advantage of promotional offers by other operators. Many of our mobile customers also subscribe to short-term data packages with lengths of one-day to one-week. As a result, we cannot be certain that prepaid customers or short-term data package customers will continue to use our services in the future, which makes our future revenue expectations harder to predict.
Transition to more subscription-based businesses creates new challenges.
Our transition toward an increasingly subscription-based revenue model has implications for our personnel, systems, and business procedures, as we must dedicate increasing levels of management attention and resources toward managing and mitigating risks related to accounts receivables and collections, as well as billing and customer care. If we are unable to implement and manage the information systems and to properly train our employees, we could experience elevated levels of customer churn and bad debt, which would negatively impact our financial results.

The telecommunications industry is characterized by rapid technological change and continually evolving industry standards, which could harm our competitive position, render our products obsolete and cause us to incur substantial costs to replace our products or implement new technologies.
The telecommunications industry is characterized by rapidly changing technology and evolving industry standards. The technology we use is increasingly complex, which leads to higher risks of implementation failure or service disruption. Our success depends on our ability to adapt to the changing technological landscape. The technologies we utilize today may become obsolete or subject to competition from new technologies in the future. For example, our 3G services may become obsolete when appropriate devices become available and affordable for our customers, and those customers upgrade from 3G to 4G services.
Implementing new technologies requires substantial investment. For example, developing a 4G LTE network requires significant financial investments, and in the years ended December 31, 2018, 2017 and 2016, we spent $61 million, $53 million and $39 million, respectively, on operational licenses, spectrum acquisitions and renewals (including 4G). However, there can be no guarantee that we will generate our expected return on such investment. For example, as our customers reduce their use of mobile voice and SMS services, we may not see a corresponding increase in their data use, as data transfer rates continue to increase and become more efficient, which could adversely affect our revenue and impede our mobile revenue growth. We also face competition from other networks that provide data transfer and streaming capability on 4G and LTE networks. Additionally, we may require additional or supplemental licenses to implement 5G technology in order to remain competitive, and we may be unable to acquire such licenses on reasonable terms or at all. We may need to incur significant capital expenditures in order to acquire licenses or infrastructure to offer new services to our customers or improve our current services.
Our customers expect that we will continue to regularly introduce more sophisticated telecommunications, media and internet services, such as VoIP, LTE, premium content and high-speed data services, including audio and video streaming, mobile gaming, video conferencing, web hosting, cyber-security and other applications. In particular, the introduction of 5G services into our Latin American markets may draw additional entrants and require infrastructure capital expenditures for providers seeking to gain or maintain competitive advantage. Our ability to attract and retain customers is dependent on our ability to meet customer demand for new technology at the same, or at a quicker rate, than our competitors are able to do.
The growth in internet connectivity has led to the proliferation of entrants offering VOIP services or audio or video content services delivered over the internet. Such operators could displace the services we provide by using our customers’ internet access (which may or may not be provided by us) to enable the provision of voice calls and instant messaging services directly to our customers. Failure to continue to successfully transform business models toward such data-driven products to account for this industry shift could have a negative impact on our legacy services and impact on our results from operations.
Accordingly, our future growth and success will depend, in part, on sourcing new content, new technologies and innovative services and utilizing these technologies, allowing us to generate revenue proportionate to traffic volumes across our networks.
We may not be able to successfully implement our strategic priorities.
Our strategic priorities include, among others, expansion of our high speed data networks (4G and HFC cable), facilitation of growth in our mobile data and cable segments and implementation of technology transformation projects to improve our operating performance and efficiency. However, there can be no assurance that our strategy will be successfully implemented and will not cause changes in our operational efficiencies or structure. A failure to obtain the anticipated benefits of our strategy including increased revenue and cost optimization, or a delay in the implementation of our strategic priorities, could significantly affect our business, financial condition, results of operations, cash flows or prospects.
In addition, the implementation of our strategic priorities could result in increased costs, conflicts with employees and other stakeholders, business interruptions and difficulty in recruiting and retaining key personnel, which could have a material adverse effect on our business, financial condition and results of operations.

We may pursue acquisitions, investments or merger opportunities, or divestitures of existing operations, which may subject us to significant risks and there is no assurance that we will be successful or that we will derive the expected benefits from these transactions.
We may pursue acquisitions of, investments in or mergers with businesses, technologies, services and/or products that complement or expand our business, including as part of our growth and rollout strategy to compete with larger competitors in some of our markets or maintain our competitive position in other markets. Some of these potential transactions could be significant relative to the size of our business and operations. Any such transaction would involve a number of risks and could present financial, managerial and operational challenges, including: diverting management attention from running our existing business or from other viable acquisition or investment opportunities; incurring significant transaction expenses; increased costs to integrate financial and operational reporting systems, technology, personnel, customer base and business practices of the businesses involved in any such transaction with our business; not being able to integrate our businesses in a timely fashion or at all; potential exposure to material liabilities not discovered in the due diligence process or as a result of any litigation arising in connection with any such transaction; and failure to retain key management and other critical employees. Moreover, we may not be able to successfully complete acquisitions, in light of challenges such as strong competition from our competitors and other prospective acquirers who may have substantially greater resources than we do in terms of access to capital and may be able to pay more than we can with respect to merger or acquisition opportunities, and regulatory approvals required.
We may also seek to divest existing operations and/or investments in associates, particularly in our Africa segment which has historically produced lower returns on capital than our Latin America segment and where we have already made a number of divestitures. Any such divestiture would involve a number of risks and could present financial, managerial and operational challenges including: diverting management attention from running our existing business or from pursuing other strategic opportunities; incurring significant transaction expenses; and the possibility of failing to properly manage or time the exit to achieve an optimal return.
We may not realize the benefits anticipated from Cable Onda Acquisition and we may not successfully complete or otherwise realize the benefits anticipated from the Telefonica CAM Acquisitions, which could adversely affect our business.
On October 7, 2018, Millicom LIH S.A. (“MIC LIH”), a wholly owned subsidiary of MIC S.A., MIC S.A., Medios de Comunicacion LTD (“Medcom”) and Telecarrier International Limited (“Telecarrier”) entered into a stock purchase agreement, which was amended and restated on December 12, 2018 by Millicom LIH S.A., MIC S.A., Medcom, Telecarrier, IGP Trading Corp. (“IGP”) and Tenedora Activa, S.A. (“TA” and together with Medcom, Telecarrier and IGP, the “Sellers”), with an effective date of October 7, 2018 (the “Stock Purchase Agreement”), pursuant to which, subject to the terms and conditions contained therein, Millicom agreed to purchase 80% of the shares (the “Shares”) of Cable Onda S.A., a company incorporated under the laws of Panama (“Cable Onda,” and together with its direct and indirect subsidiaries, the “Cable Onda Group”), from Sellers for an $956 million in cash (the “Cable Onda Acquisition”), subject to customary purchase price adjustments (the “Purchase Price”). The Cable Onda Acquisition closed on December 13, 2018.
On February 20, 2019, MIC S.A., Telefonica Centroamerica Inversiones, S.L. (“Telefonica Centroamerica”) and Telefonica S.A. (“Telefonica”) entered into a stock purchase agreement pursuant to which, subject to the terms and conditions contained therein, Millicom agreed to purchase 100% of the shares of Telefonica Moviles Panama, S.A. (“Telefonica Panama”), a company incorporated under the laws of Panama from Telefonica Centroamerica (the “Panama Acquisition”).
On February 20, 2019, MIC S.A. and Telefonica entered into a stock purchase agreement pursuant to which, subject to the terms and conditions contained therein, Millicom agreed to purchase 100% of the shares of Telefonica de Costa Rica TC, S.A. (“Telefonica Costa Rica”), a company incorporated under the laws of Costa Rica from Telefonica (the “Costa Rica Acquisition”).
On February 20, 2019, MIC S.A., Telefonica Centroamerica and Telefonica entered into a stock purchase agreement pursuant to which, subject to the terms and conditions contained therein, Millicom agreed to purchase 100% of the shares of Telefonía Celular de Nicaragua, S.A. (“Telefonica Nicaragua,”

and together with Telefonica Panama and Telefonica Costa Rica, “Telefonica CAM”), a company incorporated under the laws of Nicaragua from Telefonica Centroamerica (the “Nicaragua Acquisition,” and together with the Panama Acquisition and the Costa Rica Acquisition, the “Telefonica CAM Acquisitions”). The Nicaragua Acquisition successfully closed on May 16, 2019.
The aggregate purchase price for the Telefonica CAM Acquisitions is $1.65 billion, subject to customary purchase price adjustments.
No assurance can be given that the remaining Telefonica CAM Acquisitions will be completed when expected, on the terms proposed or at all. Consummation of the remaining Telefonica CAM Acquisitions is subject to regulatory approvals and the absence of legal impediments. There can be no assurance that these conditions will be satisfied or waived or that other events will not intervene to delay or prevent the completion of the remaining Telefonica CAM Acquisitions. If the remaining Telefonica CAM Acquisitions are not completed and the remaining Telefonica CAM Acquisition Agreements (as defined below) are terminated, we may suffer other consequences that could adversely affect our business and results of operations.
The anticipated benefits for Millicom from the Cable Onda Acquisition and the Telefonica CAM Acquisitions (the “Acquisitions”) are, necessarily, based on projections and assumptions about the performance of Cable Onda and Telefonica CAM as part of the Millicom Group, which may not materialize as expected or which may prove to be inaccurate. We cannot ensure that the Acquisitions will achieve the business growth, profits, cost savings and other benefits we anticipate, or those benefits may take longer to realize than expected. While we believe that the Acquisitions are justified by the contemplated benefits, expected benefits may not be obtained, and the assumptions under which we determined to carry out the Acquisitions could be incorrect. In addition, we may become liable for unforeseen financial, business, legal, environmental or other liabilities as a result of the Acquisitions. In that regard, Cable Onda and Telefonica CAM may have liabilities that we failed, or were unable, to discover in the course of performing our due diligence investigations of Cable Onda and Telefonica CAM that we assumed upon consummation of the Acquisitions and that may not be fully offset by the indemnification available to us under the Stock Purchase Agreement or Telefonica CAM Acquisitions Agreements.
Moreover, we may encounter significant challenges with successfully integrating and recognizing the anticipated benefits of the Acquisitions, including the following:
•
potential disruption of, or reduced growth in, our other businesses, due to diversion of management attention;

•
transaction costs in addition to those already incurred which could reduce the benefits of the Acquisitions;

•
challenges arising from operating a business in Panama, a market where we did not operate prior to the Cable Onda Acquisition;

•
consolidating and integrating corporate, information technology, finance and administrative infrastructures, and integrating and harmonizing business systems;

•
difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from acquiring Cable Onda and Telefonica CAM; and

•
retaining key employees, suppliers and other partners of Cable Onda and Telefonica CAM.

The failure to obtain the expected results and synergies from the integration of Cable Onda and Telefonica CAM, as well as the incurrence of additional costs or achievement of lower benefits or profits (including lower than expected cost savings), could have a material adverse effect on our activities, financial condition, results of operations, cash flows and prospects.
We have incurred and assumed, and expect to incur and assume, additional indebtedness in connection with the Acquisitions, which will increase interest expense.
We funded the $956 million purchase price for the Cable Onda Acquisition by incurring additional indebtedness, including $250 million under a bridge facility (which was repaid in full and canceled as of March 11, 2019) and $500 million aggregate principal amount of the 6.625% Notes (each as subsequently defined). In addition, Cable Onda retained indebtedness incurred pursuant to its single-series 5.75% corporate bonds due 2025 (the “Corporate Bonds”), of which $185 million aggregate principal amount was outstanding as of December 31, 2018, as well as other indebtedness. The Corporate Bonds impose certain restrictions and obligations on Cable Onda. For example, pursuant the Corporate Bonds, Cable Onda is required to retain at all times a Net Debt to EBITDA below 3.0x and dividend payments are only permitted if all required financial ratios are complied with.
We expect to fund the $1.65 billion purchase price for the Telefonica CAM Acquisitions by incurring additional indebtedness. We entered into a new $1.65 billion bridge facility agreement that, if drawn, is expected to be refinanced predominantly with the issuance of new debt by MIC S.A. and its operating subsidiaries. $600 million of borrowing capacity under the bridge facility was canceled on April 2, 2019, leaving $1.05 billion available to be drawn. On March 25, 2019, MIC S.A. completed its offering of $750 million 6.25% senior notes due 2029 and on April 24, 2019, MIC S.A. entered into the $300 million Term Facility, of which $150 million was drawn on April 29, 2019. Millicom intends to use the net proceeds of the notes and the borrowings under the Term Facility to finance, in part, the Telefonica CAM Acquisitions.
Our increased indebtedness following consummation of the Acquisitions could have the effect, among other things, of reducing our flexibility to respond to changing business and economic conditions as well as reducing funds available for capital expenditures, acquisitions, and creating competitive disadvantages for us relative to other companies with lower indebtedness levels.
For any or all of these reasons, a pursuit of an acquisition, investment in or merger with businesses, technologies, services and/or products, or failure to properly execute the divestiture of an existing business, could have an adverse effect on our business, financial condition and results of operations.
If we cannot successfully develop and operate our mobile, cable and broadband networks and distribution systems, we will be unable to expand our customer base and will lose market share and revenue.
Our ability to increase or maintain our market share and revenue is partly dependent on the success of our efforts to expand our business, the quality of our services and the management of our networks and distribution systems. As new technologies are developed or upgraded, such as advanced 4G systems, including 4G LTE, 5G systems, and fiber optic cable networks, our equipment may need to be replaced or upgraded or we may need to rebuild our mobile, cable or broadband network, in whole or in part. The initial build-out of our networks and distribution systems and sustaining sufficient network performance and reliability is a capital-intensive process that is subject to risks and uncertainties which may delay the introduction of services and increase the cost of network construction or upgrade. Such uncertainties include constraints on our ability to fund additional capital expenditures, as well as external forces, such as obtaining necessary permits and spectrum from regulatory and other local authorities. Unforeseeable technological developments may also render our services unpopular with customers or obsolete. If our equipment or systems become obsolete, we may be required to recognize an impairment charge on such assets, which may have a material adverse effect on our results of operations. To the extent we fail to expand and upgrade our networks and distribution systems on a timely basis relative to our competitors, we may not be able to expand our customer base and we may lose customers to competitors, which may hinder recovery of our significant capital investments and have a material adverse effect on our business, financial condition and results of operations.
In addition, we depend upon our ability to deploy sufficient resources to manage our active infrastructure and to effectively manage third parties to operate and maintain the networks we use, including the towers and network infrastructures that are subject to passive infrastructure and tower sharing agreements. Key components of our networks, including hardware and software, may breakdown, and the risk of such breakdown is higher for some of our emerging services as the equipment for them is not yet standardized. We have sold and leased back a significant number of our towers, including in El Salvador, Colombia, Tanzania and Paraguay, as further discussed under “Business — Property, Plant and Equipment — Tower infrastructure,” and we may engage in similar transactions in the future in our other markets. We have also entered into managed services agreements in certain of our African and Latin American markets to outsource the maintenance and replacement of our network equipment. Although the contracts impose performance obligations on the operators and tower management companies, we cannot guarantee that they will meet these obligations or implement remedial action in a timely manner, which may result in these towers or networks not being properly operated. If our managed services agreements terminate, we may be unable to find a cost-effective, suitable alternative provider and we may no longer have the necessary expertise in-house to perform comparable services, which may negatively impact the quality of the services we provide to our customers.
We are increasingly dependent on key suppliers to provide us with products and services.
We rely on our ability to develop relationships with handset manufacturers and application developers, so that we are able to provide the advanced handsets and services demanded by our customers. The key suppliers of our handsets, both in terms of volume of sales and importance to our operations, are Samsung, Huawei, Apple, Motorola and BMobile. We import directly, or we source our handsets through resellers in our markets such as Brightstar Corporation. We source our SIM cards from two main suppliers. We have limited influence over our key suppliers and cannot assure you that we will be able to obtain required products or services on favorable terms or at all.
We also seek to standardize our network equipment to ease equipment replacement and reduce downtime of our network and to contract with a limited number of international suppliers to achieve economies of scale, which means that we rely on a limited number of manufacturers to provide network and telecommunications equipment and technical support. The key suppliers of equipment and software for our existing networks are Huawei, Ericsson, Arris, Kaon, Hitron and Microsoft. The U.S. government has recently announced executive action that could impact the Company’s ability to continue obtaining products or services required to operate our networks from suppliers such as Huawei. Though the extent and potential consequences of the U.S. government action are as yet uncertain, it may have a material and adverse effect on our ability to maintain and expand our networks and business. There are a number of alternative suppliers available to us; however, if we are unable to obtain adequate alternative supplies of equipment or technical support in a timely manner, on acceptable commercial and pricing terms, our ability to maintain and expand our networks and business may be materially and adversely affected.
As our operations are dependent upon access to networks not controlled by us, we rely on interconnect agreements, the terms of which could be made less favorable due to market participants or regulatory changes.
Our ability to provide telecommunications services would be hampered if our access to local and long distance line capacity was limited or if the commercial terms or cost of interconnect agreements with other wireless and local, domestic and international fixed-line operators were significantly altered. Interconnection is required to complete calls that originate on our respective networks but terminate outside of our respective networks, or that originate from outside our networks and terminate on our respective networks. Costs may increase significantly as a result of new regulations or commercial decisions by other fixed-line operators or a lack of available line capacity for interconnection.
Many of the mobile telecommunications markets in which we operate have high mobile penetration levels, inhibiting growth opportunities.
The Latin American markets in which we operate have mobile phone service penetration levels that typically exceed 100% of the population. Although there are some opportunities for further growth, our efforts to develop additional sources of revenue may not be successful. Therefore, high mobile penetration rates could constrain future growth and produce an intensification of pricing pressures on all of our mobile services, which could adversely affect our future profitability and return on investments.
Our mobile applications and cable content may not be accepted or widely used by our customers.
We acquire rights to certain services for use by our mobile and cable customers, such as Tigo Music and Tigo Sports, and we have strategic partnerships with major digital players, such as Netflix, Amazon, Deezer and Microsoft. We make long-term commitments in advance even though we cannot predict the popularity of the services or ratings the programming will generate. License fees are negotiated for a number of years and include “per user” billing, which means that we must still pay part of the fees even if the service supplied is no longer popular. The commercial success of applications or content also depends on the quality and acceptance of other competing applications or content released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time results from mobile data use and our cable business fluctuate primarily with the acceptance of such services by the public, which is difficult to predict. A shortfall, now or in the future, in the expected popularity of the various services for which we have acquired rights could lead to a fluctuation in our results of operations.
The success of our pay-TV services depends on our ability to access an attractive selection of television programming from content providers. The ability to provide movie, sports and other popular programming is a major factor that attracts customers to pay-TV services. We may not be able to obtain sufficient high quality programming from third-party producers for our cable TV services on satisfactory terms or at all in order to offer compelling cable TV services which could result in reduced demand for, and lower revenue and profitability from, our cable services.
Equipment and network systems failures, including as a result of a natural disaster, sabotage or terrorist attack, could result in reduced user traffic and revenue, require unanticipated capital expenditures or harm our reputation.
Our business is dependent on certain sophisticated critical systems, including exchanges, switches, fiber, cable headends, data centers and other key network elements, physical infrastructure and our billing and customer service systems. Our technological infrastructure is vulnerable to damage and disruptions from numerous events, including fire, flood, windstorms and other natural disasters, power outages, terrorist acts, equipment and system failures, human errors and intentional wrongdoings, including breaches of our network and information technology security. Risks to our network include state sponsored censorship, sabotage, theft and poor equipment maintenance, which are ongoing risks, especially in Chad. Unanticipated problems at our facilities, network or systems or at the facilities, network or systems of third parties on which we rely could harm our reputation and impair our ability to retain current customers or attract new customers, and could result in reduced user traffic and revenue, regulatory penalties or penal sanctions, unanticipated capital expenditures, or substantial uninsured losses, which could have a material adverse effect on our business, financial condition and results of operations.
Cyber attacks impacting our networks or systems could have an adverse effect on our business and result in data loss or other security breaches.
Cyber attacks, including through the use of malware, computer viruses, dedicated denial of services attacks, credential harvesting, social engineering and other means for obtaining unauthorized access to or disrupting the operation of our networks and systems and those of our suppliers, vendors and other service providers, could have an adverse effect on our business. Cyber attacks may cause equipment failures as well as disruptions to our or our customers’ operations. Cyber attacks against companies, including Millicom, have increased in frequency, scope and potential harm in recent years. Other businesses have been victims of ransomware attacks in which the business becomes unable to access its own information and is presented with a demand to pay a ransom in order to once again have access to its information. Further, the perpetrators of cyber attacks are not restricted to particular groups or persons. These attacks may be committed by company employees or external actors operating in any geography, including jurisdictions where law enforcement measures to address such attacks are unavailable or ineffective, and may even be launched by or at the behest of nation states. Cyber attacks may occur alone or in conjunction with physical attacks, especially where disruption of service is an objective of the attacker.
The inability to operate or use our networks and systems or those of our suppliers, vendors and other service providers as a result of cyber attacks, even for a limited period of time, may result in significant expenses to Millicom and/or a loss of market share to other communications providers. The costs associated with a major cyber attack on Millicom could include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cybersecurity measures and the use of alternate resources, lost revenue from business interruption and litigation.
Additionally, our business, like that of most retailers and wireless companies, involves the receipt, storage, and transmission of confidential information, including sensitive personal information and payment card information, confidential information about our employees and suppliers, and other sensitive information about Millicom, such as our business plans, transactions and intellectual property. Unauthorized access to confidential information may be difficult to anticipate, detect, or prevent, particularly given that the methods of unauthorized access constantly change and evolve. We may experience unauthorized access or distribution of confidential information by third parties or employees, errors or breaches by third party suppliers, or other breaches of security that compromise the integrity of confidential information, and such breaches can have a materially adverse effect on our business or damage our reputation. See “We collect and process sensitive customer data,” below.
There can be no guarantee that we will not be subject to cyber attacks which, individually or in the aggregate, may be material to our operations or financial condition.
We may incur significant costs from fraud, which could adversely affect us.
Our high profile and the nature of the products and services that we offer make us a target for fraud. Many of the markets in which we operate lack fully developed legal and regulatory frameworks and have low conviction rates for fraudulent activities, decreasing deterrence for such schemes. We have been in the past and may in the future be susceptible to fraudulent activity by our employees or third party contractors despite having robust internal control systems in place across our operations, which could have a material adverse effect on our results of operations. We also incur costs and revenue losses associated with the unauthorized or unintended use of our networks, including administrative and capital costs associated with the unpaid use of our networks as well as with detecting, monitoring and reducing the incidences of fraud. Fraud also impacts interconnection costs, capacity costs, administrative costs and payments to other carriers for unbillable fraudulent roaming charges. For example, in 2018, our most significant impact from fraudulent activity was caused by data charging bypass, where customers were able to abuse the use of data without paying the appropriate charges through unauthorized use or abuse of free offers. Any continued or new fraudulent schemes could have an adverse effect on our business, financial condition and results of operations.
Some of our mobile products and services, such as Mobile Financial Services (“MFS”), are complex and increase our exposure to fraud, money laundering, and reputational risk.
Some of our products and services, such as MFS, have been developed through different distribution channels. Technical or administrative errors could result in customer losses for which we could be responsible, and we may be liable for online fraud and problems related to inadequately securing our payment systems. These services involve cash handling, exposing us to risk of fraud and money laundering and potential reputational damage. We must also keep our customers’ MFS cash in local currency demand deposits in local banks in each market and ensure customers’ access to MFS cash, exposing us to local banking risk. MFS may also be subject to new legislation and regulation. In most markets in which we have launched MFS, the regulations governing our MFS are new and evolving, and, as they develop, regulations could become more onerous, imposing additional reporting or controls or limiting our flexibility to design new products, which may limit our ability to provide our services efficiently or at all. We may not be able to modify our service provision in time to comply with any new regulatory requirements, or new regulation may be applied retroactively. Our failure to respond appropriately to these risks and uncertainties could reduce our revenue, as well as damage our reputation.
Our operations with strategic partners are accompanied by inherent business risks.
We have local shareholding partners in various markets, including subsidiaries that are fully controlled and consolidated in our financial statements (e.g., in Colombia, Panama and Zanzibar) as well as joint-ventures with local entities in which we exercise joint-control (e.g., in Guatemala, Honduras and Ghana). Furthermore, we are minority investors mainly in the tower company Helios Towers, Ltd. and Jumia Technologies AG (formerly, Africa Internet Holding GmbH). In these and other similar operations, our ability to receive dividends or other distributions may depend in part upon the consent of independent shareholders. Our ability to make significant strategic decisions in these operations may depend on consent of the other participants, and our operations may be negatively affected in the event of disagreements with our partners. Further, emerging market investments with local partners are often accompanied by risks, including in relation to:
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our local partner becoming subject to an investigation, sanctions or liability that adversely affects us and our operations;

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the possibility that a local partner will breach or terminate the applicable investment or shareholders’ agreement;

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the possibility that a local partner will hinder development by exercising shareholder rights to block capital increases or other strategic decisions if that partner disagrees with our views on developing the business or loses interest in pursuing the projects; and

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the loss of a local partner and the associated benefits, such as local insight on operating a business in that market.

Allegations of health risks related to the use of mobile telecommunication devices and base stations could harm our business.
There have been allegations that the use of certain mobile telecommunication devices and equipment may cause serious health risks. The actual or perceived health risks of mobile devices or equipment could diminish customer growth, reduce network usage per customer, spark product liability lawsuits or limit available financing. In addition, the actual or perceived health risks may result in increased regulation of network equipment and restrictions on the construction of towers or other infrastructure. Each of these possibilities has the potential to seriously harm our business.
A significant portion of our workforce is represented by labor unions, and we could incur additional costs or experience work stoppages as a result of the renegotiation of our labor contracts.
As of December 31, 2018, approximately 27% of our direct workforce was represented by labor unions. While we have collective bargaining agreements in place, with subsequent negotiations we could incur significant additional labor costs and/or experience work stoppages, which could adversely affect our business operations. In addition, we cannot predict what level of success labor unions or other groups representing employees may have in further organizing our workforce or the potentially negative impact it would have on our operations. Furthermore, our strategic objectives may include divestitures of certain business lines, internal restructurings and other activities that impact employees. Such activities could result in strikes, unrest, or work stoppages, which could have a material adverse effect on our business, financial condition and results of operations.
We cannot assure you that we will be able to maintain a good relationship with our labor unions and works council. Any deterioration in our relationship with our unions and works council could result in work stoppages, strikes or threats to take such an action, which could disrupt our business and operations, materially and adversely affect the quality of our services and harm our reputation.
Rapid growth and expansion may make it difficult to obtain adequate managerial and operational resources and could restrict our ability to successfully expand our operations, and any loss of key management and technical personnel could adversely affect our business.
Our operating results depend, in significant part, upon the continued contributions and capacity of key senior management and technical personnel. Management of profitable growth will require, among other things:
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stringent control of network build-out and other costs;

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excellence in sales, marketing and distribution;

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continued innovative product development and deployment;

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excellence in customer experience management;

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continued development of financial and management controls and information technology systems;

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successful integration of new operations;

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transformation, digitalization and convergence of operating models;

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implementation and operation of adequate and effective internal controls;

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hiring and training of new personnel;

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ensuring the health and safety of our personnel and compliance with related risk management practices; and

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coordination among our logistical, technical, accounting, legal and finance personnel.

Our success will depend on our ability to continue to attract, develop, motivate and retain qualified personnel. Certain of our key employees possess substantial knowledge of our business and operations. We cannot assure you that we will be successful in retaining their services or that we would be successful in hiring and training suitable replacements without undue costs or delays. Competition for personnel in our markets is intense due to scarcity of qualified individuals. We put a high priority on training and developing local expertise in-house but it may take time for them to develop capacity, and retaining qualified staff can be challenging, as well. Furthermore, integration of new management would require additional time and resources, which could adversely affect our ability to implement our business strategy. We also need new competencies for the new businesses and services we launch, including in the digital field where there is heightened competition for talent. Our failure to successfully manage our growth and personnel needs would have a material negative effect on our business and results of operations.
An economic downturn, a substantial slowdown in economic growth or deterioration in consumer spending could adversely affect our operating results and financial condition.
Deterioration in the economic environment could have an adverse effect on the level of demand for our products and services. This could also impact our growth in mobile telecommunications and broadband products and services. We are particularly susceptible to any deterioration in the economic environment in the countries in which we have our largest operations, namely Colombia, Guatemala, Paraguay, Honduras and Bolivia.
Telecommunications in emerging markets in general and in our markets in particular, account for a significant part of gross domestic product (“GDP”) and of disposable income. As such, any change in economic activity level may impact our business. General inflation could affect our business as consumers’ acceptance of potential price increases of our products is uncertain. Food price inflation may affect low income customers and may lead to a redistribution of income within the countries where we operate.
Furthermore, changes in economic, political and regulatory conditions in the United States or in U.S. laws and policies governing foreign trade and foreign relations could have an impact on the economies in which we operate, particularly in Latin America. Any decision taken by the U.S. government that has an impact on the Latin American economy, such as by reducing the levels of remittances, reducing commercial activity between the countries in which we operate and the United States, or slowing direct foreign investment, could adversely affect the disposable income of consumers.
Lack of sufficient information or poor quality of available information regarding our industry, operations or markets may lead to missed opportunities or inefficient capital allocation.
As the factors we consider in formulating our strategy change (including information, such as customer data insights, on new markets into which we may consider expanding), we face the risk of not having access to sufficient industry, operational or market data inputs to properly inform our decision-making or needing to rely on poor quality information. There is also a risk that the data to which we have access will be analyzed improperly, if the relevant personnel lack appropriate experience, oversight, or relevant skill sets in data analysis, including through insufficient consideration of interrelationships of key variables such as market dynamics, trends, availability of cash and resources, agility, opportunities and risk factors affecting our business. If we are forced to make assumptions regarding key variables and are unable to consider alternatives to, and consequences of, strategic decisions on a fully informed basis, it may lead to missed opportunities or inefficient capital allocation that could have an adverse effect on our business, financial condition or results of operations.
The inability to manage a crisis could harm our brand and lead to increased government obligations in the future.
Telecommunications networks provide essential support to first responders and government authorities in the event of natural disasters, terrorist attacks and other similar crises. If we fail to develop and implement detailed business continuity and crisis management plans, we may be unable to provide service at the level that is required or perceived to be required by the government, the regulator, our customers and by the public at large, and this could harm our brand image, lead to increased customer churn and lead to new and burdensome regulatory obligations in the future.
Legal and Regulatory Risks
The telecommunications and broadcasting market is heavily regulated.
The licensing, construction, ownership and operation of mobile telephone, broadband and cable TV networks, and the grant, maintenance and renewal of the required licenses or permits, as well as radio frequency allocations and interconnection arrangements, are regulated by national, state, regional or local governmental authorities in the markets in which we operate, which can lead to disputes with government regulators. For example, the Colombian regulator has challenged Colombia Móvil’s license fee, stating that it should be a significantly higher amount than we had recorded. The regulator has sought to nullify an arbitral award in our favor in this matter. In addition, certain other aspects of mobile telephone operations, including rates charged to customers and resale of mobile telephone services, and user registrations may be subject to public utility regulation in each market. For example, interconnect fees, which represented 4% of our revenue in fiscal 2018, are subject to reduction by regulators. Regulators in certain of our markets have reduced interconnect fees and if rates are reduced further or regulators in other markets reduce interconnect fees, these measures could have a material adverse effect on our overall results of operation. Additionally, because of our market share, regulators could impose asymmetric interconnection or termination rates, which could undermine our competitive position in the markets in which we operate and adversely affect our business.
Changes in regulations may subject us to legal proceedings and regulatory actions, and may disrupt our business activities, such as affecting prices or requirements for increased capital investments, which could materially adversely affect our results of operations. For example, since 2014, mobile operators in El Salvador and Honduras have been required to shut down services or reduce signal capacity in and around prisons, where authorities suspect criminal gangs are smuggling mobile phones into prisons for criminal purposes. Similar laws have been considered or proposed in Guatemala. Further, regulations which make it commercially unviable to subsidize our mobile customers’ handsets, or set an expiry date on when our customers must use their prepaid minutes, data or SMS bundles, could reduce revenue and margins for mobile services. For example, in 2015, the regulator in Colombia determined that handsets and telecommunication services cannot be bundled and must be invoiced separately, significantly limiting our ability to attract new mobile customers by offering handsets at subsidized prices. This had a direct impact on handset affordability and caused a sharp decline in our handset sales. In 2016, the regulator in Paraguay extended the unused prepaid data allowance from 30 to 90 days, which impacted the frequency at which a portion of our prepaid customers purchase additional data allowances from us. Such types of regulatory changes could have a material adverse effect on our results of operations.
For more information on the regulatory environment in the markets in which we operate, see “Business — Regulation.”
The availability of spectrum is limited, closely regulated and increasingly expensive, and our licenses are granted for finite periods.
The availability of spectrum is limited, closely regulated and can be expensive, and we may not be able to obtain it from the regulator or third parties at all or at a price that we deem to be commercially acceptable given competitive conditions. If we acquire spectrum through acquisition, regulators may require us to surrender spectrum to secure regulatory approval. Most of our licenses are granted for specified terms, and we can have no assurance that any license will be renewed upon expiration. Licenses due to expire in the medium-to-near term include our mobile telecommunications licenses in Paraguay (2021, 2022 and 2023), Colombia (2019, 2021 and 2023), and Ghana (2021 and 2024), our pay TV license in Colombia (2019) and our fixed line license in Ghana (2019). If renewed, our licenses may contain additional obligations, including payment obligations, or may cover reduced service areas or permit a more limited scope of service. For more information, see “Business — Regulation.”

Our licenses may be suspended or revoked and we may be fined or penalized for alleged violations of law or regulations.
Our telecommunications licenses and legislation regulating the telecommunications industry in the countries in which we operate impose standards and conditions on our operations. If we fail to comply with the conditions of our licenses or with the requirements established by the legislation or if we do not obtain permits for the operation of our networks and equipment, use of frequencies or additional licenses for broadcasting directly or through agreements with broadcasting companies, we may not have sufficient opportunity to cure any non-compliance. In the event that we do not cure any non-compliance, the applicable regulator may levy fines, suspend or terminate our licenses, frequency permissions, or other governmental permissions or refuse to renew licenses that are up for renewal. The occurrence of any of these events could materially adversely affect our ability to build out our networks in accordance with our plans, could harm our reputation and could materially adversely affect our business, financial condition and results of operations. For example, the Tanzanian government has implemented legislation requiring telecommunications companies to list their shares on the Dar es Salaam Stock Exchange and offer 25% of their shares in a Tanzanian public offering. As we have not yet complied with this requirement, the maximum penalty for non-compliance could include a revocation of our telecommunications licenses in Tanzania.
We collect and process sensitive customer data.
We increasingly collect, store and use customer data that is protected by data protection laws in the ordinary course of our operations and through our mobile applications and MFS. Data privacy laws and regulations apply broadly to the collection, use, storage, disclosure and security of personal information that identifies or may be used to identify an individual, such as names and contact information. Many countries have additional laws that regulate the processing, retention and use of communications data (both content and metadata), and in some countries, authorities can intercept communications, sometimes directly or without our knowledge. These laws and regulations are subject to frequent revisions and differing interpretations, and have generally become more stringent over time. Since certain services we offer are accessed by, or provided to customers within, the European Union, we are subject to the European Union data protection regulation known as the General Data Protection Regulation (GDPR), which imposes significant penalties for non-compliance. In addition, some of the countries in which we operate are considering or have passed legislation imposing data privacy requirements that could increase the cost and complexity of providing our services. Although we take precautions to protect data, we may fail to do so and certain data may be leaked or otherwise used inappropriately. Violation of data protection laws may result in fines, damage to our reputation and customer churn and could have an adverse effect on our business, financial condition and results of operations.
Our intellectual property rights are costly and difficult to protect, and failing to maintain the historical reputation of our brands or impairment of our intellectual property rights would adversely affect our business.
Our intellectual property rights, including our key trademarks and domain names, which are well known in the markets in which we operate, are important to our business. The brand name Tigo and currently used figurative trademark are extremely important assets and contribute to our success in our markets. If we are unable to maintain the reputation of and value associated with our Tigo, UNE or Cable Onda brand names, we may not be able to successfully retain and attract customers.
We rely upon a combination of trademark and copyright laws, database protections and contractual arrangements, where appropriate, to establish and protect our intellectual property rights. However, intellectual property rights are especially difficult to protect in many of the markets in which we operate. In these markets, the regulatory agencies charged to protect intellectual property rights are inadequately funded, legislation is underdeveloped, piracy is commonplace and enforcement of court decisions is difficult. The diversion of our management’s time and resources along with potentially significant expenses that could be involved in protecting our intellectual property rights in our markets, or losing any intellectual property rights, could materially adversely affect our business, financial condition and results of operations. Our reputation may be harmed if any of the risks described in this “Risk Factors” section materialize. Any damage to our reputation or to the value associated with our Tigo, UNE or Cable Onda brands could have a material adverse effect on our business, financial condition and results of operations.

We are subject to anti-corruption and anti-bribery laws.
We are subject to a number of anti-corruption laws in the countries in which we operate and are located, in addition to the Foreign Corrupt Practices Act (“FCPA”) in the United States and the Bribery Act in the United Kingdom. Our failure to comply with anticorruption laws applicable to us could result in penalties, which could harm our reputation and harm our business, financial condition, results of operations, cash flows or prospects. The FCPA generally prohibits covered companies, their officers, directors and employees and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits.
On October 21, 2015, we reported to law enforcement authorities in the United States and Sweden potential improper payments made on behalf of the joint venture in Guatemala. On May 4, 2016, we received notification from the Swedish Public Prosecutor that its preliminary investigation has been discontinued on jurisdictional grounds. On April 23, 2018, the U.S. Justice Department informed us that it is closing its investigation into this matter. Although we understand that this matter is no longer under active investigation, if any governmental investigation into this matter were to be reopened, or a similar matter or investigation were to arise in the future, an adverse outcome, including remedial actions that may need to be taken as a result of the investigations or penalties that may be imposed by law enforcement authorities, could negatively impact our business, financial condition, results of operations, cash flows and prospects.
We regularly review and update our policies and procedures and internal controls designed to provide reasonable assurance that we, our employees, joint ventures, distributors and other intermediaries comply with the anti-corruption laws to which we are subject. However, anti-corruption policies, procedures and internal controls are not always effective against this risk. We cannot assure you that such policies or procedures or internal controls work effectively at all times or protect us against liability under these or other laws for actions taken by our employees, joint ventures, distributors and other intermediaries with respect to our business or any businesses that we may acquire.
We operate in countries which pose elevated risks of corruption violations. For example, on July 14, 2017, the International Commission Against Impunity in Guatemala (“CICIG”), disclosed an ongoing investigation into alleged illegal campaign financing that includes a competitor of Comcel, our Guatemalan joint venture. The CICIG further indicated that the investigation would include Comcel. On November 23 and 24, 2017, Guatemala’s attorney general and CICIG executed search warrants on the offices of Comcel and this matter remains under investigation. On May 6, 2019, Guatemala’s attorney general and CICIG raised pre-trial motions against various government officials related to the matter under investigation and alleging illegal payments for passage of a telecommunications law in 2014 and 2015. If we are not in compliance with anti-corruption laws and other laws governing the conduct of business with government entities and/or officials (including local laws), we may be subject to criminal and civil penalties and other remedial measures, which could harm our business, financial condition, results of operations, cash flows or prospects.
Investigations of any actual or alleged violations of such laws or policies related to us could harm our business, financial condition, results of operations, cash flows or prospects.
Our risk management and internal controls may not prevent or detect violations of law.
Our existing compliance controls may not be sufficient in order to prevent or detect inadequate practices, fraud or violations of law by our intermediaries, sales agents or employees. If any of these individuals or entities receive or grant inappropriate benefits or use corrupt, fraudulent or other unfair business practices, we could be confronted with legal sanctions, penalties and harm to our reputation. Given our international operations, group structure, and size, our internal controls, policies and our risk management may not be adequate, which could have a material negative impact on our reputation, business activities, financial position and results of operations.
New or proposed changes to laws or new interpretations of existing laws in the markets in which we operate may harm our business.
We are subject to a variety of national and local laws and regulations in the countries in which we do business. These laws and regulations apply to many aspects of our business. Violations of applicable laws or regulations could damage our reputation or result in regulatory or private actions with substantial penalties or damages. In addition, any significant changes in such laws or regulations or their interpretation, or the introduction of higher standards or more stringent laws or regulations, could have an adverse impact on our business, financial condition, results of operations and prospects. For example, in Colombia in 2017, the regulator introduced caps to wholesale rates on mobile services, which forced us to lower our prices for both voice and data services, and it also cut interconnection rates. In 2016, the regulator in Paraguay required that mobile service providers extend to 90 days, from 30 days previously, the minimum expiration of prepaid mobile data allowances; and in El Salvador, the government required us to shut down certain parts of our network near the country’s incarceration facilities.
We may be subject to legal liability associated with providing online services or media content.
We host and provide a wide variety of services and products that enable our customers to conduct business, and engage in various online activities. The law relating to the liability of providers of these online services and products for the activities of their customers is still unsettled in some jurisdictions. Claims may be threatened or brought against us for defamation, negligence, breaches of contract, copyright or trademark infringement, unfair competition, tort, including personal injury, fraud, or other theories based on the nature and content of information that we use and store. In addition, we may be subject to domestic or international actions alleging that certain content we have generated or third-party content that we have made available within our services violates applicable law or third-party rights.
We also offer third-party products, services and content. We may be subject to claims concerning these products, services or content by virtue of our involvement in marketing, branding, broadcasting, or providing access to them, even if we do not ourselves host, operate, provide, or provide access to these products, services or content. Defense of any such actions could be costly and involve significant time and attention of our management and other resources, may result in monetary liabilities or penalties, and may require us to change our business in an adverse manner.
Risks Relating to the Markets in Which We Operate
Some of the countries in which we operate have a history of political instability and any current or future instability may negatively affect our revenue or ability to conduct business.
We offer telecommunication services in 11 markets in Latin America and Africa. The Latin American markets in which we operate are Bolivia, Colombia, Costa Rica, El Salvador, Nicaragua, Panama, Paraguay and, through our joint ventures, Guatemala and Honduras. The African markets in which we operate are Chad and Tanzania. Our joint venture with Bharti Airtel operates in Ghana. Many of the countries in which we operate are considered to be emerging economies and can therefore be subject to greater political and economic risk than developed countries. The governments of these countries differ widely with respect to type of government, constitution, and stability and many of these countries lack mature legal and regulatory systems. Some of the countries in which we operate suffer from political instability, civil unrest, or war-like actions by anti-government insurgent groups. These problems may continue or worsen, potentially resulting in significant social unrest or civil war. For example, El Salvador has one of the highest murder rates in the world due to violent crime gangs, and Nicaragua and Chad have recently experienced civil unrest. Such events can pose additional risks to the health and safety of our employees and in some cases this may impede or delay our ability to provide service to our customers or potential customers. Any political instability or hostilities in the markets in which we operate can hinder economic growth and reduce discretionary consumer spending on our services and may result in damage to our networks or prevent us from selling our products and services.
We face a number of risks as a result of such political instability, ranging from the risk of network disruption, sometimes resulting from government requests to shut down our network in areas experiencing hostilities or crime, as well as forced and illegal abuse of our network by political forces. We also face the risk that we may have to evacuate some or all of our key staff from certain countries, in which case there is no guarantee that we would be able to continue to operate our business as previously conducted in such countries. Any of these events would adversely affect our results of operations.

The countries in which we operate have political regimes that may not view foreign business interests favorably and may attempt to expropriate all or part of our local assets or impose controls on our operations.
The governments of the jurisdictions in which we operate may, at times, attempt to nationalize telecommunications operations or take other action that is unfavorable to foreign business interests. For example, in 2008 the Bolivian government nationalized the telecommunications company Entel, which had been privatized under previous presidential regimes, and in September 2013, the Bolivian president threatened to nationalize private mobile operators in Bolivia, including our Bolivian operations, if they did not adequately support the government in investigating crime. Other such actions might take place to limit foreign investment or regain more control over national economies or industries considered to be of strategic national importance in the countries in which we operate.
Governments of the countries in which we operate may also impose measures to lower tariffs offered to customers or increase taxes on private foreign owned businesses such as ours to increase government revenue. Measures like these may have the effect of increasing our network operation or roll-out costs and reducing the profitability of our operations and threaten our return on investment.
Most of the countries in which we operate have underdeveloped economies with low GDP per capita and therefore any increased inflationary pressures and downturns could significantly impact our revenue.
Consumption of mobile telephone and fixed-line services in the markets in which we operate is driven by a country’s GDP, inflation, the level of consumer discretionary income, and consumers’ willingness to accept potential price increases. Most of these economies have large populations living on a paycheck to paycheck basis and primarily spending income on basic items such as food, housing and clothing, with less income to spend on discretionary items like mobile, cable or broadband services. Downturns in the economies of any particular country or region in which we operate may adversely affect demand for our services, which would negatively impact our revenue. Some countries in which we operate have historically experienced high inflation rates, although in recent years the rates have been more stable. Periods of significant inflation in any of our markets could adversely affect our costs and financial condition as well as reducing the discretionary income of our less affluent customers, and therefore their purchasing power for telecommunications services. The loss of customers following a significant economic downturn could result in loss of a significant amount of expected revenue. As we incur costs based on our expectations of future revenue, our failure to accurately predict revenue could adversely affect our business, financial condition, results of operations and business prospects.
Fluctuations or devaluations in local currencies in the markets in which we operate against our U.S. dollar reporting as well as our ability to convert these local currencies into U.S. dollars to make payments, including on our indebtedness, could materially adversely affect our business, financial condition and results of operations.
A significant amount of our costs, expenditures and liabilities are denominated in U.S. dollars, including capital expenditures and borrowings. In the markets in which we operate, we collect revenue from our customers and from other telecommunications operators for interconnect charges in mostly local currencies, and there may be limits to our ability to convert these local currencies into U.S. dollars. We hold most of our readily available cash in U.S. dollars in order to mitigate the risk of local currency devaluation. However, local currency exchange rate fluctuations in relation to the U.S. dollar may have an adverse effect on our earnings, assets and cash flows when translating or converting local currency into U.S. dollars. For example, the devaluation of the Colombian peso in 2015 had an approximately $250 million impact on consolidated revenue for fiscal year 2015. For each of our operations that report their results in a currency other than the U.S. dollar, a decrease in the value of that currency against the U.S. dollar reduces our profits while also reducing our assets and liabilities. To the extent that our operations retain earnings or distribute dividends in local currencies, the amount of U.S. dollars ultimately received by MIC S.A. is affected by fluctuations in exchange rates against the U.S. dollar. In addition, exchange rates impact the Millicom Group’s earnings, assets and cash flows as many of our operating subsidiaries have U.S. dollar denominated debt, due to unavailability of, or lack of commercially acceptable long-term financing in local currencies.
Due to lack of available financial instruments in many of the countries or currencies in which we operate, we may not be able to hedge against foreign currency exposures. We had net foreign exchange losses of  $41 million in fiscal 2018 compared to net foreign exchange gains of  $18 million in fiscal 2017 and net foreign exchange gains of  $25 million in fiscal 2016. At the operational level we seek to reduce our foreign exchange exposure through a policy of matching, as far as possible, cash inflows and outflows. Where possible and where financially viable, we borrow in local currency to mitigate the risk of exposure to foreign currency exchange. Our ability to reduce our foreign currency exchange exposure may be limited by lack of long-term financing in local currency or derivative instruments in the currencies in which we operate. As such, there is a risk that we may not be able to finance local capital expenditure needs or reduce our foreign exchange exposure by borrowing in local currency. For more information, see “Item 11. Quantitative and Qualitative Disclosures About Risk-Foreign currency risk” of our Annual Report.
Investors in emerging markets, where most of our operations are located, are subject to greater risks than investors in more developed markets, including significant political, legal and economic risks and risks related to fluctuations in the global economy.
Most of our operations are in emerging markets. Investors in emerging markets should be aware that these markets are subject to greater risks than more developed markets, including in some cases significant political, legal and economic risks. Emerging market governments and judiciaries often exercise broad, unchecked discretion and are susceptible to abuse and corruption and rapid reversal of political and economic policies on which we depend. Political and economic relations among the countries in which we operate are often complex and have resulted, and may in the future result, in conflicts, which could materially harm our business, financial condition, results of operations, cash flows or prospects. The economies of emerging markets are vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in these markets and materially adversely affect their economies. Turnover of political leaders or parties in emerging markets as a result of a scheduled election upon the end of a term of service or in other circumstances may also affect the legal and regulatory regime in those markets to a great extent than turnover in established countries. Some of the emerging markets in which we operate are susceptible to social unrest, which may lead to military conflict in some cases. These developments could severely limit our access to capital and could materially harm the purchasing power of our customers and, consequently, our business.
Further, the nature of much of the legislation in emerging markets, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the legal systems in emerging markets, place the enforceability and, possibly, the constitutionality of, laws and regulations in doubt and result in ambiguities, inconsistencies and anomalies. The legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. Any of these factors could affect our ability to enforce our rights under our licenses or our contracts, or to defend our company against claims by other parties.
Investors should fully appreciate the significance of the risks involved in investing in a company with significant operations in emerging markets and are urged to consult with their own legal, financial and tax advisors.
Most of the countries where we operate lack reliable nationwide infrastructure or have infrastructure in poor condition and, particularly in Africa, have an insufficient supply of electricity.
Most of the countries in which we operate often lack modern or reliable infrastructure or have infrastructure in poor or very poor condition, including in particular roads and power networks. In general, the rural areas in each of the countries in which we operate often lack the most basic infrastructure. In some cases, we must build our cell sites without the benefit of roads and other infrastructure, which increases our network development and maintenance costs. Governments in emerging markets have been known to address the lack of telecommunications infrastructure by implementing universal service funds, which are taxes levied on revenue from telecommunications services. The purpose of universal service funds is to subsidize the expansion of basic communication services throughout a country, even in remote areas, at affordable prices. Of the markets in which we operate, only Bolivia imposes a universal service fund levy on telecommunications providers, in the amount of 1.0% to 2.0% of revenue. If the governments of the other markets in which we operate were to impose similar levies it would negatively impact the profitability of our operations.

The electricity supply is insufficient in certain of the African countries in which we operate due to underdevelopment of electricity sectors compared to the pace of economic growth in such countries. In certain countries, we must rely on diesel-powered generators or solar panels to power our radio sites and some of our towers have solar back-up power or hybrid deep cycle backup batteries. These measures increase our costs and impact the profitability and reliability of our network in our African operations.
Unpredictable tax systems give rise to significant uncertainties and risks that could complicate our tax planning and business decisions.
The tax systems in the markets in which we operate are unpredictable, which gives rise to significant uncertainties and complicates our tax planning and business decisions. For example, in Colombia, a net wealth tax was introduced in 2015, which applies to both residents and non-residents of Colombia whose net worth exceeds COP 1 billion (approximately $700,000), and El Salvador approved the introduction of a 5% tax on telecommunication services to finance government security plans in 2015. Additionally, on January 1, 2017, an 18% excise tax on revenues was introduced in Chad. These new taxes impact the profitability of our operations.
The tax laws and regulations in the markets in which we operate are complex and subject to varying interpretations. The tax authorities in the markets in which we operate are often arbitrary in their interpretation of tax laws, as well as in their enforcement and tax collection activities. We cannot be sure that our interpretations are accurate or that the responsible tax authority agrees with our views. Tax declarations are subject to review and investigation by a number of authorities, which are empowered to impose fines and penalties on taxpayers. Tax audits may result in additional costs to our group if the relevant tax authorities conclude that entities of the group did not satisfy their tax obligations in any given year. Such audits may also impose additional burdens on our group by diverting the attention of management resources. The outcome of these audits could harm our business, financial condition, results of operations, cash flows or prospects. Many of our operating companies are often forced to negotiate their tax bills with tax inspectors who may assess additional taxes. We are currently addressing tax disputes with the local tax authorities in several jurisdictions, further described under “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings — Tax disputes” of our Annual Report.
Adverse decisions of tax authorities or changes in tax treaties, laws, rules or interpretations could have a material adverse effect on our business, results of operations, financial conditions or cash flows.
Developing legal systems in the countries in which we operate create a number of uncertainties for our businesses.
The nature of much of the legislation in emerging markets, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of emerging markets legal systems, place the enforceability and, possibly, the constitutionality of, laws and regulations in doubt and result in ambiguities, inconsistencies and anomalies. The legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. All of these factors could affect our ability to enforce our rights under our licenses and under our contracts, or to defend ourselves against claims by others.
Further, the legal systems in many of the emerging market countries in which we operate are less developed than those in more established markets, which creates uncertainties with respect to many of the legal and business decisions that we make. Such uncertainties include, among others, potential for negative changes in laws, gaps and inconsistencies between the laws and regulatory structure, difficulties in enforcement, broad regulatory authority held by telecommunications regulators, inconsistency and lack of transparency in the judicial interpretation of legislation and corruption in judicial or administrative processes or systems. We may not always have access to efficient avenues for appeal and may have to accept the decisions imposed upon us. This could adversely affect our business and our revenue. For more information concerning the legal proceedings to which we are subject, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings” of our Annual Report.

We have a weaker market position and face a challenging competitive and regulatory environment in Colombia, our largest Latin American market, relative to our other markets.
Relative to our other markets, the telecommunications sector in Colombia is characterized by having a larger number of competitors, including America Movil and Telefonica, which are larger than us and have greater access to capital and other resources than we do, and by having more stringent regulatory conditions. For example, regulation implemented in 2015 impedes our ability to bundle service contracts with handset subsidies, and in 2017 new regulation was implemented to cap the rates that we are allowed to charge on services sold on a wholesale basis. Relative to our other markets, our competitive position is also weaker in Colombia, where we are the third-largest mobile operator and the second-largest provider of fixed services, as measured by subscribers. This contrasts with our competitive position in our other markets, where we are either the largest or second-largest mobile operator, and where we face more benign competition for our fixed services. Among the countries where we compete, Colombia is the largest, as measured by the size of its population and GDP, and the country is the largest contributor to our revenue. Given the importance of Colombia to our results, if we are unable to sustain or improve our position in that market, or if we are faced with new regulation, this could have a material impact on our consolidated financial results.
Most of our operations generate revenue in the local currency of the country in which they operate. The governments of the countries in which our operations are located may impose foreign exchange controls that could restrict our ability to receive funds from the operations.
As substantially all our revenue is generated by our local operations, MIC S.A. is reliant on its subsidiaries’ and joint ventures’ ability to transfer funds to it. Although foreign exchange controls exist in some of the countries in which our companies operate, none of these controls significantly restricts the ability of our operating companies to pay interest, dividends, technical service fees, and royalty fees or repay loans by exporting cash, instruments of credit or securities in foreign currencies. However, foreign exchange controls may be strengthened, or introduced in the countries where we operate, which could restrict MIC S.A.’s ability to receive funds from those operations. In addition, in some countries it may be difficult to convert local currency into foreign currency due to limited liquidity in foreign exchange markets. These restrictions may constrain the frequency for possible upstreaming of cash from our subsidiaries to MIC S.A. in the future. These and any similar controls enacted in the future may cause delays in accumulating significant amounts of foreign currency, and cause exchange risk, which could have an adverse effect on our results of operations.
Our functional currency is the U.S. dollar; however, our headquarters are located in Luxembourg and our operations are in various countries with different currencies. We are exposed to the potential impact of any alteration to, or abolition of, foreign exchange which is “pegged” at a fixed rate against the U.S. dollar. Any “unpegging,” particularly if the currency weakens against the U.S. dollar, could have an adverse effect on our business, financial condition or results of operations.
Risks Relating to the Company and the Millicom Group
Our ability to generate cash depends on many factors beyond our control and we may need to resort to additional external financing
Our ability to generate cash is dependent on our future operating and financial performance. This will be impacted by our ability to successfully implement our business strategy, as well as general economic, financial, competitive, regulatory, and technical elements and other factors beyond our control. If we cannot generate sufficient cash, we may, among other things, need to refinance all or a portion of our debt, obtain additional financing, delay capital expenditure or sell assets.
We require a significant amount of capital to operate and grow our business. We fund our capital needs in part through borrowings in the public and private credit markets. Adverse changes in the credit markets, including increases in interest rates, could increase our cost of borrowing and/or make it more difficult for us to obtain financing for our operations or refinance existing indebtedness. In addition, our borrowing costs can be affected by short- and long-term debt ratings assigned by independent rating agencies, which are based, in significant part, on our performance as measured by customary credit metrics. A decrease in these ratings would likely increase our cost of borrowing and/or make it more difficult for us to obtain financing. A severe disruption in the global financial markets could impact some of the financial institutions with which we do business, and such instability could also affect our access to financing.
In particular, periods of industry consolidation require businesses to raise debt and equity capital to remain competitive. An inability to access capital during such periods could have an adverse effect on our business, financial condition or results of operations.
The amount, structure and obligations connected with our debt could impair our liquidity and our ability to expand or finance our future operations.
As of December 31, 2018, our consolidated indebtedness was $4,580 million, of which MIC S.A. incurred $1,770 million directly, and MIC S.A. guaranteed $626 million of indebtedness incurred by its subsidiaries. In addition, the Guatemala and Honduras joint ventures had indebtedness of  $1,310 million as of December 31, 2018. As of December 31, 2018, our share of pledged deposits was $2 million. To finance the Telefonica CAM Acquisitions, we have incurred additional debt. See “Summary — Recent Developments — US$750 Million 6.25% Senior Notes due 2029 Issued by MIC S.A.”
We may incur additional debt in the future. Although certain of our outstanding debt instruments contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions and, under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. The incurrence of additional debt could, among other things, require us to dedicate a substantial portion of our cash flow to payments on our debt, thus reducing availability of cash to fund organic growth or corporate purposes, omit our flexibility to plan for or react to changes in our business or the industry or markets in which we operate, increase our vulnerability to a downturn in our business or general economic conditions, place us at a competitive disadvantage compared to competitors who might have less debt, or restrict us from pursuing strategic acquisitions or exploiting certain business opportunities. If we substantially increase our level of debt we may experience other negative consequences, including reducing our ability to pay dividends and preventing us from complying with our dividend policy, and find it more difficult to satisfy our obligations with respect to our debt.
MIC S.A. is a holding company, and as a result, it is dependent on cash flow from its operating subsidiaries and joint ventures to service its indebtedness, which may be limited by local law.
MIC S.A. is a holding company and its primary assets consist of shares in its subsidiaries and joint ventures and cash in its bank accounts.
As a holding company, MIC S.A. has no significant revenue generating operations of its own, and therefore its cash flow and ability to service its indebtedness will depend primarily on the operating performance and financial condition of its operating subsidiaries and its receipt of funds from such subsidiaries in the form of dividends or otherwise. There are legal limits on dividends that some of MIC S.A.’s subsidiaries are permitted to pay. Further, some of our indebtedness imposes restrictions on dividends and other restricted payments, which are described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources —  Financing.” MIC S.A.’s operating subsidiaries may not generate income and cash flow sufficient to enable MIC S.A. to fund its payment obligations on its debt obligations, because its ability to provide funds will depend, to some extent, on general economic, financial, competitive, market and other factors, many of which are beyond its control.
The cash flow we generate and our ability to sustain dividend payments near current levels are highly dependent on the dividends we receive from our joint ventures in Guatemala and Honduras.
Our joint ventures in Guatemala and Honduras are the largest providers of mobile services in their respective markets, as measured by subscribers. As a result, mostly of this market leadership, both joint ventures enjoy healthy profit margins that are higher than the Millicom Group’s margins, and the Guatemala and Honduras joint ventures have historically generated healthy cash flows and paid dividends. For the year ended December 31, 2018, the Millicom Group received dividends from these joint ventures totaling $243 million, representing our share of the total dividends paid by our joint ventures; and the Millicom Group paid $266 million in dividends to its own shareholders during the same year. If the financial condition of our joint ventures deteriorates or if they choose to reduce future dividend payments, or if we fail to diversify our sources of cash flow, our liquidity could suffer, and we may not be able to sustain dividend payments to our shareholders.
MIC S.A. provides essential support and services to our operating subsidiaries and joint ventures which would be detrimental if discontinued or might be challenged as not being on an arm’s-length basis.
MIC S.A. provides our operating subsidiaries and joint ventures with services that substantially benefit them and would be detrimental to our future operations and growth if they were to be discontinued. These services include:
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financing;

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increased bargaining power with its suppliers;

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technical and management services, such as business support services (including a shared services center in El Salvador, digital transformation, customer experience, procurement, human resources support and legal, IT and marketing services) and advisory services related to the construction, installation, operation, management and maintenance of its networks; and

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trademark licensing agreement for use of the Tigo trademark and/or Millicom name, which are non-transferable and continue for an indefinite period unless terminated pursuant to the terms of the agreement.

If MIC S.A. were unable to provide these services to our operating subsidiaries and joint ventures on a timely basis and at a level that meets our needs, or if these trademark license agreements were terminated, our operating subsidiaries and joint ventures may be disrupted and our business, financial condition and results of operations could be materially adversely affected. In addition, tax authorities could argue that some of these services are on terms more favorable than those that could be obtained from independent third parties and assess higher taxes or fines in respect of the service MIC S.A. provides.
The Company is incorporated in Luxembourg, and Luxembourg law differs from U.S. law and may afford less protection to holders of our shares.
Holders of our shares may have more difficulty protecting their interests than would shareholders of a company incorporated in a jurisdiction of the United States. The Company is incorporated under and subject to Luxembourg laws. Luxembourg laws may differ in some material respects from laws generally applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, mergers, amalgamations and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. Luxembourg laws governing the shares of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States. For example, neither our Articles of Association nor Luxembourg law provides for appraisal rights for dissenting shareholders in certain extraordinary corporate transactions that may otherwise be available to shareholders under certain U.S. state laws.
In addition, under Luxembourg law, by contrast to the laws generally applicable to U.S. corporations, the duties of directors of a company are in principle owed to the company only, rather than to its shareholders. It is possible that a company may have interests that are different from the interests of its shareholders. Shareholders of Luxembourg companies generally do not have rights to take action themselves against directors or officers of the company. Directors or officers of a Luxembourg company must, in exercising their powers and performing their duties, act in good faith and in the interests of the company as a whole and must exercise due care, skill and diligence. Directors have a duty to disclose any personal interest in any contract or arrangement with the company in case such interest would constitute a conflict of interest. If any director has a direct or indirect financial interest in a matter which has to be considered by the board of directors which conflicts with the interests of the company, Luxembourg law provides that such director will not be entitled to take part in the relevant deliberations or exercise his vote with respect to the approval of such transaction. If the interest of such director does not conflict with the interests of the company, then the applicable director with such interest may participate in deliberations on, and vote on the approval of, that transaction. If a director of a Luxembourg company is found to have breached his or her duties to that company, he or she may be held personally liable to the company in respect of that breach of duty. A director may, in addition, be jointly and severally liable with other directors implicated in the same breach of duty.
Furthermore, we are regulated by the Commission de Surveillance du Secteur Financier (the “CSSF”), the financial regulator in Luxembourg, which routinely examines public disclosures made by issuers under its jurisdiction, including us. We are currently responding to questions from the CSSF in connection with its examination of our financial information for the year ended December 31, 2018 and the six months ended June 30, 2018. While we view this as a routine examination, there can be no guarantee that the CSSF will not require us to supplement or revise our existing or future public disclosure.
Risks Relating to Ownership of Our Common Shares and the Offering
Kinnevik will continue to own a significant amount of MIC S.A.’s shares after this offering, giving it substantial management influence that may not align with the interests of our other shareholders.
As of March 31, 2019, Kinnevik, MIC S.A.’s largest shareholder, indirectly owned 37,835,438 shares in MIC S.A., representing 37.2% of total shares outstanding on that date. Immediately after completion of this offering, Kinnevik is expected to indirectly own 26,835,438 shares in MIC S.A., representing 26.4% of total shares outstanding, assuming no exercise of the underwriters’ option to purchase additional shares, or 25,185,438 shares in MIC S.A., representing 24.8% of total shares outstanding, if the underwriters’ option is fully exercised. As a result, Kinnevik will continue to exert significant influence over the strategic, operating and financial policies of the Millicom Group following this offering. MIC S.A.’s nomination committee nominates members to MIC S.A.’s board of directors and is comprised of some of our largest shareholders, including Kinnevik. One of our eight directors is an Investment Director and Sector Head of TMT of Kinnevik. Kinnevik has historically had a representative on MIC S.A.’s board of directors. Kinnevik’s interests could potentially conflict with the Millicom Group’s interests and/or the interests of our other shareholders.
Kinnevik has informed us that, subject to a successful completion of this offering, it currently intends to distribute all remaining common shares of MIC S.A. held by it to its shareholders through a distribution or a similar arrangement. See “Summary — Recent Developments — Selling Shareholder’s Intention to Distribute All of the Remaining Common Shares of MIC S.A. Held by It Following this Offering” and “—Kinnevik’s intention to distribute all of the remaining common shares of MIC S.A. held by it following this offering may impact our share price.” However, there can be no guarantee that Kinnevik will proceed with the intended distribution on the currently contemplated terms and timing or at all.
Kinnevik’s intention to distribute all of the remaining common shares of MIC S.A. held by it following this offering may impact our share price.
Kinnevik has informed us that, subject to a successful completion of this offering, it currently intends to distribute all remaining common shares of MIC S.A. held by it to its shareholders through a distribution or a similar arrangement. The distribution will be subject to approval by Kinnevik’s shareholders and, if approved, would be expected to settle in December 2019. See “Summary — Recent Developments — Selling Shareholder’s Intention to Distribute All of the Remaining Common Shares of MIC S.A. Held by It Following this Offering.” There can also be no guarantee that Kinnevik will proceed with the intended distribution on the currently contemplated terms and timing or at all.
After completion of this offering, Kinnevik is expected to indirectly own 26,835,438 shares in MIC S.A., representing 26.4% of total shares outstanding, assuming no exercise of the underwriters’ option to purchase additional shares, or 25,185,438 shares in MIC S.A., representing 24.8% of total shares outstanding, if the underwriters’ option is fully exercised. Any distribution by Kinnevik of our shares may negatively affect the price of our common shares before, at the time of or following any such distribution.

Additionally, uncertainty concerning the timing and method of such distribution may negatively affect the price of our common shares. Any volatility in the market price or liquidity of our common shares may prevent you from being able to sell our common shares at or above the price at which you purchased such shares. See “— The price of our common shares might fluctuate significantly, and you could lose all or part of your investment.”
Additionally, we are a foreign private issuer and are therefore, among other things, exempt from certain requirements under U.S. securities laws and certain Nasdaq corporate governance requirements that apply to U.S. domestic issuers. We could lose our foreign private issuer status as a result of Kinnevik’s intended distribution of our common shares following this offering if the distribution results in a majority of our common shares being held by U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Our regulatory and compliance costs as a U.S. domestic issuer may be significantly higher than as a foreign private issuer. See “— We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.”
Future sales of our common shares, or the perception in the public markets that these sales may occur, may depress our share price and future sales of our common shares may be dilutive.
Sales of substantial amounts of our common shares in the public market, or the perception that these sales could occur, could adversely affect the price of our common shares and could impair our ability to raise capital through the sale of shares. Under our Articles of Association, we are authorized to issue up to 133,333,200 shares, of which 101,739,217 common shares are presently outstanding. We, the members of our board of directors and our executive officers, as well as the selling shareholder, have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the    -day period following the date of this prospectus. We cannot predict the size of future issuances or sales of our shares following the expiration of such restricted period or the effect, if any, that future sales and issuances of shares would have on the market price of our common shares.
In the future, we may issue our shares, among other reasons, if we need to raise capital or in connection with merger or acquisition activity. The amount of our common shares issued in connection with a capital raise or acquisition could constitute a material portion of our then-outstanding share capital. Sales of shares in the future may be at prices below prevailing market prices, thereby having a dilutive impact on existing holders and depressing the trading price of our common shares. In addition, any strategic partnership, issuance or placement of shares and/or securities convertible into or exchangeable for shares may affect the market price of our shares and could result in dilution of your equity interest.
The obligations associated with being a public company in the United States require significant resources and management attention.
As a public company in the United States, we will incur legal, accounting and other expenses that we did not previously incur. We are subject to the reporting requirements of the Exchange Act, and the Sarbanes-Oxley Act, the listing requirements of Nasdaq and NASDAQ Stockholm and other applicable securities rules and regulations. The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a U.S. public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems in order to meet our reporting obligations as a U.S. public company. However, the measures we take may not be sufficient to satisfy these obligations. In addition, compliance with these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse impact on our business, financial condition, results of operations and cash flow.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for U.S. public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from turnover-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial condition, results of operations and cash flow could be adversely affected.
We have not yet completed our evaluation of our internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.
We will be required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by the end of our 2019 fiscal year. We have not yet completed our evaluation as to whether our current internal control over financial reporting is broadly compliant with Section 404. We may not be compliant and may not be able to meet the Section 404 requirements in a timely manner. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and re-evaluate our financial reporting. We may also experience higher than anticipated operating expenses during the implementation of these changes and thereafter, should we need to hire additional qualified personnel to help us become compliant with Section 404. If we fail, for any reason, to implement these changes effectively or efficiently, such failure could harm our reputation, operations, financial reporting or financial results and could result in our conclusion that our internal control over financial reporting is not effective.
The ability of investors to enforce civil liabilities under U.S. securities laws may be limited.
MIC S.A. is a Luxembourg public limited liability company (société anonyme) and some of its directors and executive officers are residents of countries other than the United States. Most of the Company’s assets and the assets of some of its directors and executive officers are located outside the United States. As a result, it may not be possible for investors in our securities to effect service of process within the United States upon such persons or the Company or to enforce in U.S. courts or outside the United States judgments obtained against such persons or the Company. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon the civil liability provisions of U.S. securities laws. We have been advised by our Luxembourg counsel, Hogan Lovells (Luxembourg) LLP that the United States and Luxembourg do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by a federal or state court in the United States based on civil liability which is not subject to appeal or any other means of contestation, and is enforceable in the relevant state will be recognized and enforced against MIC S.A. by a court of competent jurisdiction of Luxembourg, without re-examination of the merits of the case, subject to compliance with the applicable enforcement procedure (exequatur). As set out in the relevant provisions of the Luxembourg New Code of Civil Procedure (Nouveau Code de Procédure Civile) and Luxembourg case law, these conditions are: (i) the foreign court awarding the judgment has international jurisdiction to adjudicate the respective matter under applicable foreign rules of the forum, and such jurisdiction is recognized by Luxembourg private international law; (ii) the foreign judgment is enforceable in the foreign jurisdiction; (iii) the foreign court has applied the substantive law as designated by the Luxembourg conflict of laws rules, or, at least, the order must not contravene the principles underlying these rules (however, based on case law (T.A. Luxembourg, 10 January 2008, no 111736) as well as legal doctrine, it is not certain that this condition would still be required for an exequatur to be granted by a Luxembourg court); (iv) the foreign court has acted in accordance with its own procedural laws; (v) the judgment was granted following proceedings where the counterparty had the opportunity to appear, and if appeared, to present a defense; and (vi) the foreign judgment does not contravene international public policy (ordre public international) as understood under the laws of Luxembourg.

The price of our common shares might fluctuate significantly, and you could lose all or part of your investment.
Volatility in the market price of our common shares may prevent you from being able to sell our common shares at or above the price at which you purchased such shares. The trading price of our common shares may be volatile and subject to wide price fluctuations in response to various factors, including:
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market conditions in the broader stock market in general, or in our industry in particular;

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actual or anticipated fluctuations in our quarterly financial and operating results;

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introduction of new products and services by us or our competitors;

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entry to new markets or exit from existing markets;

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issuance of new or changed securities analysts’ reports or recommendations;

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sales of large blocks of our shares;

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additions or departures of key personnel;

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regulatory developments; and

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litigation and governmental investigations or actions.

These and other factors may cause the market price and demand for our common shares to fluctuate substantially, which may limit or prevent investors from readily selling common shares and may otherwise negatively affect the liquidity of our common shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.
MIC S.A. shares have been listed on Nasdaq since January 9, 2019 and we do not know if an active trading market will develop that will provide you with adequate liquidity.
Since the delisting of our shares from Nasdaq in the United States in May 2011, and prior to the relisting of our shares on Nasdaq on January 9, 2019 there has been no public market for our common shares on a national securities exchange in the United States. We cannot predict the extent to which investor interest in our common shares will lead to the development of an active trading market on the U.S. national securities exchange on which our common shares are listed or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling the common shares that you purchase, and the value of such shares might be materially impaired.
Our ability to pay dividends is subject to our results of operations, distributable reserves, solvency requirements and on our ability to upstream cash; we are not required to pay dividends on our common shares and holders of our common shares have no recourse if dividends are not paid.
Any determination to pay dividends in the future will be at the discretion of our board of directors (as to interim dividends) and at the discretion of the shareholders at the annual general meeting upon recommendation of the board of directors (as to annual dividends) and will depend upon our results of operations, financial condition, distributable reserves, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors and the shareholders at the annual general meeting, respectively, deem relevant. We are not required to pay dividends on our common shares, and holders of our common shares have no recourse if dividends are not declared. Our ability to pay dividends may be further restricted by the terms of any of our existing and future debt or preferred securities. Additionally, because we are a holding company, our ability to pay dividends on our common shares is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions on our ability to repatriate funds and under the terms of the agreements governing our indebtedness.

If securities or industry analysts in the United States do not publish research or reports or publish unfavorable research about our business, the price and trading volume of our common shares could decline.
The trading market for our common shares in the United States will depend in part on the research and reports that securities or industry analysts publish about us, our business or our industry. We may not have significant research coverage by securities and industry analysts in the United States. If no additional securities or industry analysts commence coverage of us, or if we fail to adequately engage with analysts or the investor community, the trading price for our shares could be negatively affected. In the event we obtain additional securities or industry analyst coverage in the United States, if one or more of the analysts who covers us downgrades our common shares, their price will likely decline. If one or more of these analysts, or those who currently cover us, ceases to cover us or fails to publish regular reports on us, interest in the purchase of our shares could decrease, which could cause the price or trading volume of our common shares to decline.
We are a foreign private issuer and, as a result, are not subject to U.S. proxy rules but are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer.
We report under the Exchange Act as a non-U.S. company with “foreign private issuer” status, as such term is defined in Rule 3b-4 under the Exchange Act. Because we qualify as a foreign private issuer under the Exchange Act and although we follow Luxembourg laws and regulations with regard to such matters, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including: (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. Foreign private issuers are required to file their annual report on Form 20-F by 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are contractually obligated and intend to make interim reports available to our shareholders, copies of which we are required to furnish to the SEC on a Form 6-K, and even though we are required to file reports on Form 6-K disclosing whatever information we have made or are required to make public pursuant to Luxembourg law or distribute to our shareholders and that is material to our company, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.
As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we may rely on certain home country governance practices rather than the Nasdaq corporate governance requirements.
We are a foreign private issuer. As a result, in accordance with Nasdaq Listing Rule 5615(a)(3), we may comply with home country governance requirements and certain exemptions thereunder rather than complying with certain of the corporate governance requirements of Nasdaq. For more information regarding the Nasdaq corporate governance requirements in lieu of which we intend to follow home country corporate governance practices, see “Item 6. Directors, Senior Management and Employees — C. Board Practices — NASDAQ corporate governance exemptions” of our Annual Report.
Luxembourg law does not require that a majority of our board of directors consists of independent directors. While we currently have a board of directors that is independent of the Company (i.e., the board members are not members of management or employees of the Company), our board of directors may in the future include fewer independent directors than would be required if we were subject to Nasdaq Listing Rule 5605(b)(1). In addition, we are not subject to Nasdaq Listing Rule 5605(b)(2), which requires that independent directors regularly have scheduled meetings at which only independent directors are present.
Similarly, we have adopted a compensation committee, but Luxembourg law does not require that we adopt a compensation committee or that such committee be fully independent. As a result, our practice may vary from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees. Luxembourg law does not require that we disclose information regarding third-party compensation of our directors or director nominees. As a result, our practice varies from the third-party compensation disclosure requirements of Nasdaq Listing Rule 5250(b)(3).
In addition, as permitted by home country practice and as included in our articles of association, our nomination committee is appointed by the major shareholders of MIC S.A. and is not a committee of the MIC S.A. board of directors. Our practice therefore may vary from the independent director oversight of director nominations requirements of Nasdaq Listing Rule 5605(e).
Furthermore, our articles of association do not provide any quorum requirement that is generally applicable to general meetings of our shareholders (other than in respect of general meetings convened for the first time in relation to amendments to the articles of association). This absence of a quorum requirement is in accordance with Luxembourg law and generally accepted business practice in Luxembourg. This practice differs from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock. In addition, we may opt out of shareholder approval requirements for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us and certain private placements. To this extent, our practice will vary from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
We are a foreign private issuer and, therefore, are not required to comply with the same periodic disclosure and current reporting requirements of the Exchange Act, and related rules and regulations, that apply to U.S. domestic issuers. Under Rule 3b-4 of the Exchange Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, we will make the next determination with respect to our foreign private issuer status based on information as of June 30, 2019.
In the future, we could lose our foreign private issuer status if, for example, a majority of our voting power were held by U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Kinnevik’s intended distribution of all of the remaining common shares of MIC S.A. held by it following this offering may cause or contribute to a loss of our foreign private issuer status. See “Summary — Recent Developments — Selling Shareholder’s Intention to Distribute All of the Remaining Common Shares of MIC S.A. Held by It Following this Offering” and “— Kinnevik’s intention to distribute all of the remaining common shares of MIC S.A. held by it following this offering may impact our share price.” The regulatory and compliance costs to us under U.S. securities laws as a domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We will also be required to comply with U.S. federal proxy requirements, and our officers, directors and controlling shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

Cautionary Statement Regarding Forward-Looking Statements
This prospectus contains certain forward-looking statements within the meaning of the U.S. federal securities laws concerning our intentions, beliefs or current expectations regarding our future financial results, plans, liquidity, prospects, growth, strategy and profitability, as well as the general economic conditions of the industries and countries in which we operate. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future sales or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, our competitive strengths and weaknesses, our business strategy and the trends we anticipate in the industries and the economic, political and legal environments in which we operate and other information that is not historical information.
Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. These statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations with respect to:
•
global economic conditions and foreign exchange rate fluctuations as well as local economic conditions in the markets we serve;

•
telecommunications usage levels, including traffic and customer growth;

•
competitive forces, including pricing pressures, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•
legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability of spectrum and licenses, the level of tariffs, tax matters, the terms of interconnection, customer access and international settlement arrangements;

•
adverse legal or regulatory disputes or proceedings;

•
the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•
the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•
relationships with key suppliers and costs of handsets and other equipment;

•
our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner and achieve the expected benefits of such transactions;

•
the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•
technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•
the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans;

•
other factors or trends affecting our financial condition or results of operations; and

•
various other factors, including without limitation those described under the section entitled “Risk Factors.”

This list of important factors is not exhaustive. You should carefully consider the foregoing factors and other uncertainties and events, especially in light of the political, economic, social and legal environments in which we operate. Forward-looking statements are only our current expectations and are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements as a result of various factors, including, but not limited to, those identified under the section of this prospectus entitled “Risk Factors.” These risks and uncertainties include factors relating to the markets in which we operate and global economies, securities and foreign exchange markets, which exhibit volatility and can be adversely affected by developments in other countries, factors relating to the telecommunications industry in the markets in which we operate and changes in its regulatory environment and factors relating to the competitive markets in which we operate.
While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. Unless required by law, we disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors of new information, data or methods, future events or other changes.

Use of Proceeds
We will not receive any proceeds from the sale of common shares by the selling shareholder. The selling shareholder is selling all of the common shares in this offering, including from any exercise by the underwriters of their option to purchase additional shares.

Capitalization
The following table presents our consolidated capitalization as of March 31, 2019. This table should be read in conjunction with our consolidated financial statements, including the notes thereto, included in our Annual Report and incorporated by reference into this prospectus, with our unaudited condensed consolidated financial statements incorporated by reference into this prospectus and with “Summary Financial and Other Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
As of March 31, 2019
(U.S. dollars in millions)
Cash and cash equivalents(1)	495
Debt:
Bonds(2)	3,252
Banks(3)	1,358
Other financing	167
Total debt(4)(5)(6)	4,777
Equity:
Share capital and premium	633
Treasury shares	(57)
Other reserves	(549)
Retained profits	2,518
Profit for the period attributable to equity holders	14
Equity attributable to owners of the Company	2,560
Non-controlling interests	262
Total equity	2,821
Total capitalization(7)	7,598

(1)
Does not include cash and cash equivalents of Guatemala ($225 million) and Honduras ($24 million) joint ventures.

(2)
Represents current and non-current portions of our bond financing as of March 31, 2019. Does not reflect (i) the offering by Telefónica Celular del Paraguay S.A. of its US$300 million 5.875% senior unsecured notes due 2027, on April 8, 2019, the proceeds of which were used to fund the concurrent cash tender offer for any and all of the US$300 million outstanding aggregate principal amount of its 6.750% senior unsecured notes due 2022 and to finance the redemption of any existing such notes that remained outstanding as of April 5, 2019, which redemption is expected to settle on May 6, 2019 or (ii) the offering by MIC S.A. of its SEK 2 billion floating-rate senior unsecured sustainability bond due 2024, on May 15, 2019. See Summary — Recent Developments — US$300 Million 5.875% Senior Unsecured Notes due 2027 Issued by Telefónica Celular del Paraguay S.A.” and “Summary — Recent Developments — SEK 2 Billion Floating-Rate Senior Unsecured Sustainability Bond due 2024 Issued by MIC S.A.”

(3)
Represents current and non-current portions of our bank financing as of March 31, 2019. Does not reflect (i) MIC S.A.’s entry into a $300 million Term Facility Agreement arranged by NB Bank ASA, Sweden Branch and Nordea Bank Abp, Filial i Sverige on April 24, 2019, of which $150 million was drawn on April 29, 2019 or (ii) Millicom Tanzania’s expected entry into a $220 million secured Facilities Agreement arranged by the Standard Bank of South Africa Limited, Stanbic Bank Tanzania Limited and ABSA Bank Limited. See “Summary — Recent Developments — US$300 Million Term Facility Agreement” and “Summary — Recent Developments — $220 Million Secured Facilities Agreement of Millicom Tanzania.”

(4)
As of March 31, 2019, $2,263 million of our consolidated debt was held by MIC S.A. and $2,514 million was held at the operational level (excluding our joint ventures in Guatemala and Honduras) and non-recourse to MIC S.A. As of March 31, 2019, the Millicom Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued was $612 million. Assets pledged by the Millicom Group for these debts and financings amounted to $501 million at March 31, 2019. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

(5)
Does not include debt and financing at Guatemala ($928 million) and Honduras ($377 million) joint ventures.

(6)
As of December 31, 2018, debt and financing included carrying value of finance lease liabilities of $353 million. As of March 31, 2019, and as a result of the application of IFRS 16, these, together with the newly recognized lease liabilities, are now shown under lease liabilities in the statement of financial position for a total amount of  $878 million and therefore excluded from total debt. This amount does not include lease liabilities at Guatemala ($257 million) and Honduras ($78 million) joint ventures.

(7)
Capitalization refers to total debt plus total equity.

Dividends and Dividend Policy
On February 7, 2019, MIC S.A.’s board of directors resolved to propose to shareholders at the AGM a dividend distribution of  $2.64 per share to be paid in two equal installments in May and November 2019, out of Millicom profits for the year ended December 31, 2018. The dividend distribution was approved by shareholders at the AGM held May 2, 2019.
Holders of MIC S.A. common shares (and SDRs) are entitled to receive dividends proportionately when, as and if declared by the Company’s board of directors and approved by shareholders at the AGM, subject to Luxembourg legal reserve requirements, as well as restrictions in the agreements governing our indebtedness.
Annual dividends are decided by the shareholders at the AGM based on a proposal by MIC S.A.’s board of directors. Shareholders at the AGM approve the record date for dividend payment. The dividend record date and the dividend payment date are published in the convening notice for the AGM. The dividend record date generally occurs two business days after the AGM, and the payment date is then made approximately four business days after the dividend record date.
Advanced payment of dividends is permitted upon proposal by the board of directors. The board of directors fixes the amount and the date of payment of any such advance payment of dividends.
Dividends may also be paid out of unappropriated net profits brought forward from prior years. Dividends shall be paid in U.S. dollars or by free allotment of shares of the Company or otherwise in specie as the board of directors may determine, and may be paid at such times as may be determined by the board of directors. Payment of dividends shall be made to holders of Company shares at their addresses in the register of shareholders. No interest shall be due against the Company on dividends declared but unclaimed. The shareholders are entitled to share in the profits of the Company pro rata to the paid up par value of their shareholding.
Skandinaviska Enskilda Banken AB (publ) and the American Stock Transfer & Trust Company administer dividend payments on behalf of the Company. In general, dividends unclaimed for a period of five years from the due date are forfeited and revert to the Company.
Any determination to pay dividends in the future will be at the discretion of MIC S.A.’s board of directors (as to interim dividends) and at the discretion of the shareholders at the AGM upon recommendation of the board of directors (as to annual dividends) and will depend upon our results of operations, financial condition, distributable reserves, contractual restrictions, restrictions imposed by applicable law and other factors the Company’s board of directors and the shareholders at the AGM, respectively, deem relevant. See “Risk Factors — Our ability to pay dividends is subject to our results of operations, distributable reserves, solvency requirements and on our ability to upstream cash; we are not required to pay dividends on our common shares and holders of our common shares have no recourse if dividends are not paid.”

Management’s Discussion and Analysis
of Financial Condition and Results of Operations
The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018 and the notes thereto, included in our Annual Report and incorporated by reference into this prospectus, and our unaudited financial statements as of and for the three months ended March 31, 2019 and 2018, incorporated by reference into this prospectus, as well as the information presented under “Presentation of Financial and Other Information” and “Summary Financial and Other Information.”
The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those expressed or implied in such forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”
OPERATING RESULTS
Factors affecting our results of operations
Our performance and results of operations have been and will continue to be affected by a number of factors and trends, including principally:
•
Macro and socio-demographic factors that affect demand for and affordability of our services, such as consumer confidence and expansion of the middle class, as well as foreign currency exchange volatility and inflation which can impact our cost structure and profitability. Growth in GDP per capita and expansion of the middle class makes our services affordable to a larger pool of consumers. The emerging markets we serve tend to have younger populations and faster household formation, and produce more children per family, than developed markets, driving demand for our residential services, such as broadband internet and pay-TV. Digitalization of societies leads to more devices connected per household and more data needs. Exposure to inflationary pressures and foreign currency exchange volatility may negatively impact our profitability or make our services more expensive for our customers; in this respect, see “Item 11. Quantitative and Qualitative Disclosures About Risk — Foreign currency risk” of our Annual Report.

•
Competitive intensity, which largely reflects the number of market participants and the financial strength of each.   Competitive intensity varies over time and from market to market. Markets tend to be more price competitive and less profitable for us when there are more market participants, and thus any future increase in the number of market participants in any of our markets would likely have a negative effect on our business.

•
Changes in regulation.   Our business is highly dependent on a variety of licenses granted by regulators in the countries where we operate. Any changes in how regulators award and renew these licenses could impact our business. In particular, our mobile services business requires access to licensed spectrum, and we expect our business and the mobile industry in general will require more spectrum in the future to meet future mobile data traffic needs. In addition, regulators can impose certain constraints and obligations that can have an impact on how we operate the business and on our profitability. For example, in Colombia in 2017, the regulator introduced caps to wholesale rates on mobile services, which forced us to lower our prices for both voice and data services, and it also cut interconnection rates. In 2016, the regulator in Paraguay required that mobile service providers extend to 90 days, from 30 days previously, the minimum expiration of prepaid mobile data allowances; and in El Salvador, the government required us to shut down certain parts of our network near the country’s incarceration facilities.

•
Technological change.   Our business relies on technology that continues to evolve rapidly, forcing us to adapt and deploy new innovations that can impact our investment needs and our cost structure, as well as create new revenue opportunities. This is true for both our mobile and fixed services. With respect to our mobile services, while we are still deploying 4G networks, the industry is already well advanced in planning for the future deployment of 5G, which we expect will drive continued demand for data in the future. With respect to our fixed services, the cable infrastructure we are deploying, largely based on the DOCSIS 3.0 standard, continues to evolve, and we are continuously evaluating alternatives such as DOCSIS 3.1 and fiber-to-the-home (“FTTH”). Over time, 5G and other mobile technologies may also be considered as viable alternatives for fixed services. In the meantime, an important recent trend in the Latin American telecommunications market has been the growth in fixed broadband penetration. We have significantly increased the coverage of our HFC network largely in response to demand for high-speed fixed broadband services. Technological change is also impacting the capabilities of the equipment our customers use, such as mobile handsets and set-top boxes, and potential change in this area may impact demand for our services in the future.
•
Changes in consumer behavior and needs.   In recent years, consumption of mobile services has shifted from voice and SMS to data services due largely to changes in consumer patterns, including for example the adoption and growth of social media, made possible by new smartphones on 4G networks capable of high quality live video streaming.

•
Political changes.   The countries where we operate are characterized as having a high degree of political uncertainty, and electoral cycles can sometimes impact business investment, consumer confidence, and broader economic activity as well as inflation and foreign exchange rates. Moreover, changes in government can sometimes produce significant changes in taxation and regulation of the telecommunications industry that can have a material impact on our business and financial results.

Additional factors and trends affecting our performance and the results of operations are set out in “Risk Factors.”
Factors affecting comparability of prior periods
Acquisitions
On December 13, 2018, we acquired a controlling 80% stake in Cable Onda, the largest cable and fixed telecommunications services provider in Panama. Pursuant to the terms of the Stock Purchase Agreement, the transaction closed for cash consideration of  $956 million in addition to which Millicom assumed Cable Onda’s debt obligations, including the Corporate Bonds, of which the aggregate principal amount outstanding was $185 million as of December 31, 2018, as well as other indebtedness.
Since the closing date, we have controlled and therefore fully consolidated Cable Onda in our financial statements with a 20% non-controlling interest. From December 13, 2018 to December 31, 2018, Cable Onda contributed $17 million of revenue and a net loss of  $7 million to Millicom. If Cable Onda had been acquired on January 1, 2018, incremental revenue from Cable Onda for 2018 would have been $403 million and incremental net loss for that period would have been $59 million, including amortization of assets not previously recognized of  $85 million (net of tax).
In the years ended December 31, 2018 and 2017, we also completed certain other minor additional acquisitions. See notes A.1.2. and C.6.3 to our audited consolidated financial statements included in our Annual Report and incorporated by reference into this prospectus for additional details regarding our acquisitions and the accounting treatment thereof.
Discontinued operations
As a result of the merger of our business in Ghana with another business, and the resulting change in ownership, as well as the sale of our businesses in Senegal, Rwanda and the Democratic Republic of Congo (“DRC”), those businesses have each been classified as assets held for sale (respectively on September 28, 2017, February 2, 2017, January 23, 2018 and February 8, 2016), and their results have been classified as discontinued operations for all periods presented in our consolidated financial statements included in our Annual Report and incorporated by reference into this prospectus. For additional details on our discontinued operations, see notes A.4 and E.3 to our audited consolidated financial statements included in our Annual Report and incorporated by reference into this prospectus.

Ghana
On March 3, 2017, we and Bharti Airtel Limited (“Airtel”) announced that we had entered into an agreement for MIC S.A.’s subsidiary Tigo Ghana Limited and Airtel’s subsidiary Airtel Ghana Limited to combine their operations in Ghana. As per the agreement, we and Airtel have equal ownership and governance rights in the combined entity. Necessary regulatory approvals were received in September 2017, and the merger was completed on October 12, 2017.
Senegal
On July 28, 2017, we announced that we had agreed to sell our Senegal business to a consortium consisting of NJJ, Sofima (managed by the Axian Group) and the Teylium Group, subject to customary closing conditions and regulatory approvals. On April 19, 2018, the President of Senegal issued an approval decree in respect of the proposed sale. The sale was completed on April 27, 2018.
Rwanda
On December 19, 2017, we announced that we had signed an agreement for the sale of our Rwanda operations to subsidiaries of Airtel. We received regulatory approvals on January 23, 2018 and the sale was subsequently completed on January 31, 2018.
DRC
On February 8, 2016, Millicom announced that it had signed an agreement for the sale of its businesses in the DRC to Orange S.A. The transaction was completed in respect of the mobile business (Oasis S.A.) on April 20, 2016. The separate disposal of the mobile financial services business (DRC Mobile Cash) was completed in September 2016.
IFRS 16, IFRS 15 and IFRS 9 adoption
IFRS 16 “Leases” was effective for periods starting on January 1, 2019 and has been adopted by the Millicom Group as of that date using the modified retrospective approach with the cumulative effect of applying the new standard recognized in retained profits as of January 1, 2019. For a description of the standard and its impact on the Millicom Group, see note 2 to our unaudited condensed consolidated financial statements incorporated by reference into this prospectus.
IFRS 15 “Revenue from contracts with customers” and IFRS 9 “Financial instruments” were effective for annual periods starting on January 1, 2018 and have been adopted by the Millicom Group as of that date using the modified retrospective approach. For a description of the standards and their impact on the Millicom Group, see “Introduction — New and amended IFRS accounting standards” in the notes to our audited consolidated financial statements included in our Annual Report and incorporated by reference into this prospectus.
Guatemala and Honduras Joint Ventures
Though we hold majority ownership interests in the entities that conduct each of the Guatemala and Honduras joint ventures, the boards of directors are composed of equal numbers of directors from Millicom and from our respective partners, and the shareholders’ agreements for each entity require unanimous board approval for key decisions relating to the activities of these entities. As such, we have determined that neither party controls the entities, and we therefore account for our investments in these entities as equity method investments.
We report our share of the net income of the Guatemala and Honduras joint ventures in our consolidated statement of income under the caption “Share of profit in our joint ventures in Guatemala and Honduras.”
For additional details on the Guatemala and Honduras joint ventures, see note A.2 to our audited consolidated financial statements included in our Annual Report and incorporated by reference into this prospectus.

Our principal Guatemala joint venture company, Comunicaciones Celulares, S.A. (“Comcel”) (in which we hold a 55% ownership interest, but which we do not control), met the income threshold as a significant investee accounted for by the equity method for purposes of Rule 3-09(a) of Regulation S-X for the years ended December 31, 2018, 2017 and 2016. Financial statements for Comcel are therefore separately included in our Annual Report and incorporated by reference into this prospectus.
Our segments
Our management determines operating and reportable segments based on the reports that are used by the chief operating decision maker to make strategic and operational decisions from both a business and geographic perspective. The Millicom Group’s risks and rates of return for its operations are predominantly affected by operating in different geographical regions. The Millicom Group has businesses in two main regions, Latin America and Africa, which constitute our two segments. Our Latin America segment includes the Guatemala and Honduras joint ventures as if they were fully consolidated, as this reflects the way our management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations. Our Africa segment does not include our joint venture in Ghana because our management does not consider it a strategic part of our group.
Our customer base
We generate revenue mainly from the mobile and cable and other fixed services that we provide and, to a lesser extent, from the sale of telephone and other equipment. For a description of our services, see “Business — Our services.” Our results of operations are therefore dependent on both the size of our customer base and on the amount that customers spend on our services.
We measure the amount that customers spend on our services using a telecommunications industry metric known as ARPU, or average revenue per user per month. We define ARPU for our B2C Mobile customers as (x) the total mobile and mobile financial services revenue (excluding revenue earned from tower rentals, call center, data and mobile virtual network operator, visitor roaming, national third parties roaming and mobile telephone equipment sales revenue) for the period, divided by (y) the average number of B2C mobile subscribers for the period, divided by (z) the number of months in the period. We define ARPU for our B2C Home customers in our Latin America segment as (x) the total B2C Home revenue (excluding equipment sales, TV advertising and equipment rental) for the period, divided by (y) the average number of customer relationships for the period, divided by (z) the number of months in the period. ARPU is not subject to a standard industry definition and our definition of ARPU may be different to other industry participants.
We provide certain customer data below that we believe will assist investors in understanding our performance and to which we refer later in this section in discussing our results of operations.
Mobile customers by segment
	As of March 31,		As of December 31,
	2019	2018	2018	2017	2016
	(in thousands, except where noted)
Latin America	33,891	33,127	33,691	33,141	32,004
of which are 4G customers	10,756	7,892	10,487	7,230	3,631
Mobile customer ARPU (in U.S. dollars)	$7.5	$8.0	$7.9	$8.2	$8.4
Africa	15,879	15,013	16,025	14,760	14,862
of which are 4G customers	520	314	471	268	—
Mobile customer ARPU (in U.S. dollars)	$2.5	$2.9	$2.7	$2.9	$3.0

Mobile customers by country in our Latin America segment
	As of March 31,		As of December 31,
	2019	2018	2018	2017	2016
	(in thousands)
Bolivia	3,610	3,528	3,604	3,433	3,076
Colombia	8,976	8,151	8,601	8,139	7,764
El Salvador	2,494	2,686	2,590	2,897	3,213
Guatemala	10,894	10,525	10,941	10,386	9,468
Honduras	4,700	4,842	4,678	4,821	4,848
Paraguay	3,218	3,395	3,278	3,465	3,635
Mobile customers by country in our Africa segment
	As of March 31,		As of December 31,
	2019	2018	2018	2017	2016
	(in thousands)
Chad	3,392	3,381	3,301	3,330	3,132
Tanzania	12,487	11,632	12,724	11,430	11,730
B2C Home customers in our Latin America segment
	As of March 31,		As of December 31,
	2019	2018	2018	2017	2016
	(in thousands, except where noted)
Total homes passed	11,231	9,284	11,076	9,076	8,119
Total customer relationships	4,187	3,389	4,118	3,303	3,100
HFC homes passed	10,722	8,687	10,559	8,446	7,152
HFC customer relationships	3,200	2,420	3,105	2,329	2,075
HFC RGUs	6,323	4,578	6,118	4,367	3,694
B2C Home ARPU (in U.S. dollars)	$29.5	$29.0	$28.7	$28.3	$26.9
Results of operations
Consolidated results of operations for the three months ended March 31, 2019 and 2018
We have based the following discussion on our unaudited condensed consolidated financial statements incorporated by reference into this prospectus. You should read it along with these financial statements, and it is qualified in its entirety by reference to them. See also “— Factors affecting comparability of prior periods” above.

The following table sets forth certain consolidated statement of income data for the periods indicated:
	Three months ended March 31,		Percentage Change
	2019	2018(1)
	(U.S. dollars in millions, except percentages)
Revenue	1,065	1,013	5.1%
Cost of sales	(300)	(277)	8.1%
Gross profit	765	736	4.0%
Operating expenses	(388)	(409)	(5.1)%
Depreciation	(202)	(171)	18.0%
Amortization	(61)	(36)	68.5%
Share of profit in our joint ventures in Guatemala and Honduras	44	39	15.4%
Other operating income (expenses), net	5	2	177.4%
Operating profit	165	160	2.9%
Interest and other financial expenses	(140)	(85)	65.9%
Interest and other financial income	4	3	5.9%
Other non-operating (expenses) income, net	12	27	(56.0)%
Profit (loss) from other joint ventures and associates, net	3	(20)	(117.3)%
Profit before taxes from continuing operations	44	87	(49.7)%
Charge for taxes, net	(19)	(33)	(42.7)%
Profit for the period from continuing operations	25	54	(54.0)%
Loss for the period from discontinued operations	—	(32)	(100.0)%
Net profit for the period	25	22	15.3%

(1)
Re-presented for IFRS 15 assessment of wholesale carrier business as agent not principal. Not restated for the application of IFRS 16 as the Group elected the modified retrospective approach. See note 2 to our unaudited condensed consolidated financial statements incorporated by reference into this prospectus.

Revenue
Revenue increased by 5.1% for the three months ended March 31, 2019 to $1,065 million from $1,013 million for the three months ended March 31, 2018. The increase in revenue was primarily due to a positive $96 million impact from a full quarter of Cable Onda’s revenue in Panama following the completion of the acquisition in December of 2018, and partially offset by weaker currencies in a majority of our markets.
Colombia represented over 30%, Bolivia and Paraguay each represented between 10% and 20%, and El Salvador, Panama, Costa Rica and Nicaragua represented less than 10% of our consolidated revenue in each of the three months ended March 31, 2019 and 2018. Bolivia experienced the highest relative increase in revenues of  $16 million, or 11.7%, as a result of growth in both mobile and cable revenue lines. Revenue in Paraguay declined by 11.0% because of increased competition in mobile compounded with a weaker Paraguayan Guarani, partially offset by growth in the residential cable business. Revenue in Colombia declined by 6.2% due to weakness in the Colombia peso partially offset by growth of the mobile and cable businesses.
Cost of sales
Cost of sales increased by 8.1% for the three months ended March 31, 2019 to $300 million from $277 million for the three months ended March 31, 2018. The increase was mainly due to the impact of consolidating our operations in Panama, partially offset by lower handset costs.

Operating expenses
Operating expenses decreased by 5.1% for the three months ended March 31, 2019 to $388 million from $409 million for the three months ended March 31, 2018. The decrease was mainly due to the adoption of IFRS 16, which reduced operating expenses by $36 million in the three months ended March 31, 2019 as compared to what our results would have been if we had continued to follow IAS 17 in the three months ended March 31, 2019.
Depreciation
Depreciation increased by 18.0% for the three months ended March 31, 2019 to $202 million from $171 million for the three months ended March 31, 2018. The increase was mainly due to the adoption of IFRS 16, which increased depreciation by $18 million compared to what it would have been if we had continued to follow IAS 17 in the three months ended March 31, 2019, and the consolidation of our operations in Panama, which increased depreciation by $23 million, partially offset by a reduction in depreciation due to weaker currencies particularly in Colombia and Paraguay.
Amortization
Amortization increased by 68.5% for the three months ended March 31, 2019 to $61 million from $36 million for the three months ended March 31, 2018. The increase was due to the acquisition in Panama.
Share of profit in our joint ventures in Guatemala and Honduras
Share of profit in our joint ventures in Guatemala and Honduras increased by 15.4% for the three months ended March 31, 2019 to $44 million from $39 million for the three months ended March 31, 2018. The increase was due to steady profit growth in Guatemala and to improved performance of both mobile and cable businesses in Honduras.
Other operating income (expenses), net
Other operating income (expenses), net, increased by 177.4% for the three months ended March 31, 2019 to an income of  $5 million from an income of  $2 million for the three months ended March 31, 2018.
Interest and other financial expenses
Interest and other financial expenses increased by 65.9% for the three months ended March 31, 2019 to $140 million from $85 million for the three months ended March 31, 2018. The increase was mainly due to higher gross debt, as a result of incurring debt to fund the Cable Onda acquisition, as well as the adoption of IFRS 16 which added $16 million to interest expense and charges of  $24 million related to our first quarter 2019 financing activities.
Interest and other financial income
Interest and other financial income increased by 5.9% for the three months ended March 31, 2019 to $4 million from $3 million for the three months ended March 31, 2018.
Other non-operating (expenses) income, net
Other non-operating (expenses) income, net, decreased by $15 million for the three months ended March 31, 2019 to an income of  $12 million from $27 million for the three months ended March 31, 2018. The decrease was mainly due to lower foreign exchange losses compared to the three-month period ended March 31, 2018.
Profit (loss) from other joint ventures and associates, net
Gains from other joint ventures and associates, net, increased to an income of  $3 million for the three-month period ended March 31, 2019 from a loss of  $20 million for the three-month period ended March 31, 2018. The increase in the three-month period ended March 31, 2019 largely reflects a non-cash net gain of  $30 million related to the revaluation of our stake in Jumia (formerly Africa Internet Holding) which recently completed an initial public offering and is accounted for as a financial asset at fair value.

Charges for taxes, net
Charges for taxes, net decreased by 42.7% for the three months ended March 31, 2019 to $19 million from $33 million for the three months ended March 31, 2018. The decrease was mainly due to lower profitability in our operations.
The main components of charges for taxes, net are the income tax generated by most of the operations in our Latin America segment and the withholding tax we pay when cash is upstreamed from our local operations to MIC S.A. We also have net losses in our Africa segment and associates, as well as in our corporate entities that, in the aggregate, reduce our profit before taxes and for which no deferred tax asset is recognized due to the history of losses in such entities. As a result, our effective tax rate is generally above our average statutory tax rate. Moreover, due to the jurisdictional differences and mix, we do not have the opportunity to offset tax expense with accumulated tax loss carryforwards.
Net profit for the period
Net profit for the period increased by 15.3% for the three months ended March 31, 2019 to a profit of $25 million from a profit of  $22 million for the three months ended March 31, 2018. Profit for the period from continuing operations decreased by $29 million for the three months ended March 31, 2019 to a profit of  $25 million from a profit of  $54 million for the three months ended March 31, 2018 for the reasons stated above. There was no loss for the period from discontinued operations, net of tax for the three months ended March 31, 2019 as compared to a loss of  $32 million for the three months ended March 31, 2018. The decrease in loss for the year from discontinued operations, net of tax, was mainly due to completed disposal of the Rwanda and Senegal operations that were included in this line during the first quarter of 2018.
Segment results of operations for the three months ended March 31, 2019 and 2018
Our Latin America segment includes the Guatemala and Honduras joint ventures as if they were fully consolidated, as this reflects the way our management reviews and uses internally reported information to make decisions about operating matters. Our Africa segment does not include our joint venture in Ghana because our management does not consider it a strategic part of our group. See “— Our segments” above.
The following table sets forth certain segment data, which has been extracted from note 5 to our unaudited condensed consolidated financial statements incorporated by reference into this prospectus, where segment data is reconciled to consolidated data, for the periods indicated:
	Three months ended March 31,
	2019		2018		Percentage Change
	Latin America	Africa	Latin America	Africa	Latin America	Africa
	(U.S. dollars in millions, except percentages)
Mobile revenue	778	120	806	129	(3.5)%	(6.9)%
Cable and other fixed services revenue	541	3	442	3	22.4%	(11.1)%
Other revenue	12	—	11	2	11.9%	(70.4)%
Service revenue	1,331	124	1,259	134	5.8%	(7.8)%
Telephone and equipment revenue	95	—	94	—	0.8%	(38.7)%
Revenue	1,426	124	1,353	134	5.4%	(7.8)%
Operating profit	256	8	229	8	11.8%	6.9%
Add back:
Depreciation and amortization	338	31	288	27	17.4%	12.5%
Other operating income (expenses), net	(3)	—	(3)	2	4.5%	(121.9)%
EBITDA	591	39	514	37	14.9%	4.6%

The following table sets forth revenue from continuing operations by country for certain of the countries in our Latin America segment:
	Three months ended March 31,		Percentage Change
	2019	2018
	(U.S. dollars in millions, except percentages)
Colombia	391	417	(6.2)%
Guatemala	343	335	2.5%
Paraguay	154	173	(11.0)%
Honduras	147	145	1.6%
Bolivia	158	142	11.7%
El Salvador	96	104	(6.9)%
Segment revenue
Revenue of our Latin America segment increased by 5.4% for the three months ended March 31, 2019 to $1,426 million from $1,353 million for the three months ended March 31, 2018. The increase in revenue was due to an increase in our service revenue, with telephone and equipment revenue remaining relatively stable. The increase in our service revenue was due to an increase in cable and other fixed services revenue caused by the acquisition of Cable Onda and organic growth driven by the cable business in all of our markets, partially offset by a decrease in mobile revenue caused by increased competition in Paraguay and operational challenges in El Salvador. Our Latin America segment revenue was also negatively impacted by weaker foreign exchange rates in most countries.
Revenue of our Africa segment decreased by 7.8% for the three months ended March 31, 2019 to $124 million from $134 million for the three months ended March 31, 2018. The decline in revenue was mainly due to decreased revenue from our operations in Chad, where market conditions remained challenging due to macro-economic weakness.
Segment operating profit
Operating profit of our Latin America segment increased by 11.8% for the three months ended March 31, 2019 to $256 million from $229 million for the three months ended March 31, 2018. The increase was primarily attributable to revenue growth coupled with cost control measures and the positive impact of the adoption of IFRS 16.
Operating profit of our Africa segment remained stable for the three months ended March 31, 2019 remaining at $8 million from approximately the same amount for the three months ended March 31, 2018. The stable operating profits were mainly due to positive performance in Tanzania, offset by weakness in Chad.
Segment EBITDA
Segment EBITDA is segment operating profit excluding depreciation and amortization and other operating income (expenses), net which includes impairment losses and gains/losses on the disposal of fixed assets attributable to the segment. Segment EBITDA is used by the management to monitor the segmental performance and for capital management and is further detailed in note 5 to our unaudited condensed consolidated financial statements incorporated by reference into this prospectus.
EBITDA of our Latin America segment increased by 14.9% for the three months ended March 31, 2019 to $591 million from $514 million for the three months ended March 31, 2018. The increase was attributable to including a full quarter of Cable Onda results and a $42 million increase resulting from the adoption of IFRS 16, partially offset by weaker currency exchange rates. On an organic basis, having deducted the 8.2 percentage points positive impact of accounting changes (i.e., the effect of the implementation of IFRS 16 as of January 1, 2019), deducted the 7.6 percentage points positive impact of Cable Onda (which was acquired in December of 2018) and added the 5.3 percentage points negative impact of foreign currency fluctuations between the periods, EBITDA of our Latin America segment would have increased by 4.5%.

EBITDA of our Africa segment increased by 4.6% for the three months ended March 31, 2019 to $39 million from $37 million for the three months ended March 31, 2018. The increase was mainly due to the adoption of IFRS 16, which added $8 million to EBITDA, as well as improved performance in Tanzania, offset by decreased EBITDA in Chad. On an organic basis, having deducted the 20.1 percentage points positive impact of accounting changes (i.e., the effect of the implementation of IFRS 16 as of January 1, 2019) and added the 3.0 percentage points negative impact of foreign currency fluctuations between the periods, EBITDA of our Africa segment would have decreased by 12.5%.
Consolidated results of operations for the years ended December 31, 2018 and 2017
We have based the following discussion on our consolidated financial statements included in our Annual Report and incorporated by reference into this prospectus. You should read it along with these financial statements, and it is qualified in its entirety by reference to them. See also “ — Factors affecting comparability of prior periods” above.
The following table sets forth certain consolidated statement of income data for the periods indicated:
	Year ended December 31,		Percentage Change
	2018(i)	2017
	(U.S. dollars in millions, except percentages)
Revenue	4,074	4,076	—%
Cost of sales	(1,146)	(1,205)	(4.9)%
Gross profit	2,928	2,871	2.0%
Operating expenses	(1,674)	(1,593)	5.1%
Depreciation	(685)	(695)	(1.3)%
Amortization	(144)	(146)	(1.3)%
Share of profit in our joint ventures in Guatemala and Honduras	154	140	9.8%
Other operating income (expenses), net	76	68	12.5%
Operating profit	655	645	1.5%
Interest and other financial expenses	(371)	(396)	(6.3)%
Interest and other financial income	21	16	31.6%
Other non-operating (expenses) income, net	(40)	(4)	893.9%
Loss from other joint ventures and associates, net	(136)	(85)	59.1%
Profit before taxes from continuing operations	129	176	(26.5)%
Charge for taxes, net	(116)	(158)	(26.1)%
Profit for the year from continuing operations	13	18	(29.6)%
Profit (loss) for the year from discontinued operations, net of tax	(39)	51	(176.6)%
Net profit (loss) for the year	(26)	69	(137.4)%

(i)
IFRS 15 and IFRS 9 were adopted as of January 1, 2018, using the modified retrospective method. See “Introduction — New and amended IFRS accounting standards” in the notes to our audited consolidated financial statements included in our Annual Report and incorporated by reference into this prospectus for additional details regarding the impact of the adoptions. Not restated for the application of IFRS 16 as the Group elected the modified retrospective approach.

Revenue
Revenue remained flat for the year ended December 31, 2018 at $4,074 million from $4,076 million for the year ended December 31, 2017. Among other factors, year-over-year revenue was stable because an increase in mobile and fixed data as well as B2B revenue was offset by a continued decrease in voice and SMS revenue. The implementation of IFRS 15 had a modest impact as it reduced our 2018 revenue by

$77 million, as compared to what our results would have been if we had continued to follow the IAS 18 standard in the year-end 2018. Most of the impact on revenue relates to the change in how we present the results of wholesale international traffic. Revenue for a portion of this business is now presented on a net basis. This change in presentation produced a reduction in revenue of  $87 million for the full year 2018. Included in our 2017 results for this business were revenue of  $119 million for the full year.
Colombia represented over 40%, Paraguay, Bolivia and El Salvador each represented between 10% and 20%, and no other country represented more than 10% of our consolidated revenue in 2018 and 2017. Bolivia experienced the highest relative increase in revenues of  $59.0 million, or 10.6%, as a result of robust growth in B2C Home, which benefited from the continued expansion of our HFC network and from strong demand especially for residential broadband services and mobile data adoption. Revenue in Paraguay grew 2.6% with strong performance of 4G and mobile data adoption. Revenue in Colombia declined by 4.5% due to the implementation of IFRS 15, which affected how we present the results of our wholesale international traffic, and due to a weaker average FX rate for the Colombian Peso. El Salvador recorded a revenue decline of 4.0% as our operations there continue to be more exposed than the rest of our Latin America markets to voice and SMS revenue that continues to decline and to operational challenges that began in 2017, and have continued to impact our performance for most of 2018.
Cost of sales
Cost of sales decreased by 4.9% for the year ended December 31, 2018 to $1,146 million from $1,205 million for the year ended December 31, 2017. The decrease was mainly due to the adoption of IFRS 15 which reduced costs by $48 million because of the phone subsidies now being partly recorded in cost of sales, partially offset by higher costs associated with our increasing fixed service revenue such as pay-TV which incurs programming costs and B2B services that traditionally have lower gross margins.
Operating expenses
Operating expenses increased by 5.1% for the year ended December 31, 2018 to $1,674 million from $1,593 million for the year ended December 31, 2017. The increase was mainly due to approximately $50 million of one-off charges, net of gains, related mostly to the Cable Onda acquisition, as well as to our U.S. listing, the restructuring of our regional Africa operations, and to the relocation of certain functions from Luxembourg to our regional Latin America office.
Depreciation
Depreciation decreased by 1.3% for the year ended December 31, 2018 to $685 million from $695 million for the year ended December 31, 2017. The decrease was mainly due to our operations in Colombia, where some assets related to our copper network have been fully depreciated.
Amortization
Amortization decreased by 1.3% for the year ended December 31, 2018 to $144 million from $146 million for the year ended December 31, 2017. The decrease was mainly due to the full amortization of some assets recognized as part of the purchase accounting in Colombia which was partially offset by the impact of the Cable Onda acquisition that added $9.0 million to the amortization expense in the last quarter of 2018.
Share of profit in our joint ventures in Guatemala and Honduras
Share of profit in our joint ventures in Guatemala and Honduras increased by 9.8% for the year ended December 31, 2018 to $154 million from $140 million for the year ended December 31, 2017. The increase was due to growth of the net profits generated in both Guatemala and Honduras. The increase in net profits came principally from steady revenue and operating profit growths in Guatemala and Honduras.
Other operating income (expenses), net
Other operating income (expenses), net, increased by 12.5% for the year ended December 31, 2018 to an income of  $76 million from an income of  $68 million for the year ended December 31, 2017. The increase was mainly due to gains registered from the sale of towers in El Salvador, Paraguay and Colombia. See “Business-Property, Plant and Equipment-Tower infrastructure.”

Interest and other financial expenses
Interest and other financial expenses decreased by 6.3% for the year ended December 31, 2018 to $371 million from $396 million for the year ended December 31, 2017. The decrease was mainly due to lower gross debt as well as lower costs associated with refinancing during 2018 compared to 2017, partially offset by additional finance lease expenses associated with the tower sale and lease back transactions in El Salvador, Colombia and Paraguay.
Interest and other financial income
Interest and other financial income increased by 31.6% for the year ended December 31, 2018 to $21 million from $16 million for the year ended December 31, 2017. The increase was mainly due to higher average cash and cash equivalents balances during 2018 as compared to 2017.
Other non-operating (expenses) income, net
Other non-operating (expenses) income, net, increased by $36 million for the year ended December 31, 2018 to an expense of  $40 million from an expense of  $4 million for the year ended December 31, 2017. The increase was mainly due to higher foreign exchange losses in 2018.
Loss from other joint ventures and associates, net
Loss from other joint ventures and associates, net, increased by 59.1% for the year ended December 31, 2018 to a loss of  $136 million from a loss of  $85 million for the year ended December 31, 2017. The increase in the loss was mainly due to losses in Ghana. Our Ghana operations were first accounted for as a joint venture on October 12, 2017.
Charges for taxes, net
Charges for taxes, net decreased by 26.1% for the year ended December 31, 2018 to $116 million from $158 million for the year ended December 31, 2017. The decrease was mainly due to lower taxes at the corporate level and higher utilization of deferred tax assets in 2018 compared to 2017.
The main components of charges for taxes, net are the income tax generated by most of the operations in our Latin America segment and the withholding tax we pay when cash is upstreamed from our local operations to MIC S.A. We also have net losses in our Africa segment and associates, as well as in our corporate entities that, in the aggregate, reduce our profit before taxes and for which no deferred tax asset is recognized due to the history of losses in such entities. As a result, our effective tax rate is generally above our average statutory tax rate. Moreover, due to the jurisdictional differences and mix, we do not have the opportunity to offset tax expense with accumulated tax loss carryforwards.
Net profit (loss) for the year
Net profit (loss) for the year decreased by $95 million for the year ended December 31, 2018 to a loss of  $26 million from a gain of  $69 million for the year ended December 31, 2017. Profit for the year from continuing operations decreased by $5 million for the year ended December 31, 2018 to a profit of $13 million from a profit of  $18 million for the year ended December 31, 2017 for the reasons stated above. Profit for the year from discontinued operations, net of tax decreased by $89 million for the year ended December 31, 2018 to a loss of  $39 million from a profit of  $51 million for the year ended December 31, 2017. The decrease in profit for the year from discontinued operations, net of tax, was mainly due to a loss recognized on the disposal of the Millicom Group’s Rwanda operations in 2018.
Segment results of operations for the years ended December 31, 2018 and 2017
Our Latin America segment includes the Guatemala and Honduras joint ventures as if they were fully consolidated, as this reflects the way our management reviews and uses internally reported information to make decisions about operating matters. Our Africa segment does not include our joint venture in Ghana because our management does not consider it a strategic part of our group. See “— Our segments” above.

The following table sets forth certain segment data, which has been extracted from note B.3 to our audited consolidated financial statements included in our Annual Report and incorporated by reference into this prospectus, where segment data is reconciled to consolidated data, for the periods indicated:
	Year ended December 31,
	2018		2017		Percentage Change
	Latin America	Africa	Latin America	Africa	Latin America	Africa
	(U.S. dollars in millions, except percentages)
Mobile revenue	3,214	510	3,283	509	(2.1)%	0.3%
Cable and other fixed services revenue	1,808	12	1,755	12	3.1%	6.1%
Other revenue	48	3	40	5	17.7%	(25.2)%
Service revenue	5,069	526	5,078	524	(0.2)%	0.3%
Telephone and equipment revenue	415	1	363	2	14.4%	(60.9)%
Revenue	5,485	526	5,441	526	0.8%	0.1%
Operating profit	995	40	899	41	10.7%	(1.1)%
Add back:
Depreciation and amortization	1,133	107	1,174	110	(3.5)%	(2.6)%
Other operating income (expenses), net	(51)	(3)	(49)	(11)	3.0%	(67.6)%
EBITDA	2,077	143	2,024	140	2.6%	2.4%
The following table sets forth revenue from continuing operations by country for certain of the countries in our Latin America segment:
	Year ended December 31,		Percentage Change
	2018	2017
	(U.S. dollars in millions, except percentages)
Colombia	1,661	1,739	(4.5)%
Guatemala	1,373	1,328	3.4%
Paraguay	679	662	2.5%
Honduras	586	585	0.1%
Bolivia	614	555	10.5%
El Salvador	405	422	(4.1)%
Segment revenue
Revenue of our Latin America segment increased by 0.8% for the year ended December 31, 2018 to $5,485 million from $5,441 million for the year ended December 31, 2017. The increase in revenue was due to an increase in our telephone and equipment revenue, partially offset by a decrease in our service revenue. The increase in telephone and equipment revenue was mainly due to the lower average price of 4G devices leading to increased sales. The decrease in our service revenue was primarily attributable to weaker FX rates prevalent in the last quarter of 2018 that was partially offset by growth of revenue from fixed services, with B2C Home increasing as a result of an increased number of customer relationships, particularly in Paraguay, Guatemala and Bolivia, and B2B increasing as a result of higher voice and data traffic, particularly in Colombia. B2C Mobile declined slightly, with mobile data almost offsetting the decline in mobile voice and SMS, and as a relative proportion of our Latin America segment revenue. However, mobile service revenue continued to represent over 60% of our Latin America segment revenue.
Revenue of our Africa segment remained flat for the year ended December 31, 2018 compared to the year ended December 31, 2017 at $526 million. Among other factors, the year-over-year revenue of our Africa segment was stable because an increase in mobile revenue driven by subscriber additions in Tanzania were offset by a decrease in subscribers in Chad where we have faced tougher macro-economic conditions. The majority of revenue in the Africa segment came from our operations in Tanzania.

Segment operating profit
Operating profit of our Latin America segment increased by 10.7% for the year ended December 31, 2018 to $995 million from $899 million for the year ended December 31, 2017. The increase was primarily attributable to revenue growth coupled with a reduction in depreciation and amortization, primarily in Colombia where some assets recognized as part of the purchase accounting in Colombia were fully amortized during 2018 whereas amortization continued through all of 2017.
Operating profit of our Africa segment remained broadly flat decreasing by 1.1% for the year ended December 31, 2018 to $40 million from $41 million for the year ended December 31, 2017. Operating profit remained flat in line with the flat revenues described above.
Segment EBITDA
Segment EBITDA is segment operating profit excluding, depreciation and amortization and other operating income (expenses), net which includes impairment losses and gains/losses on the disposal of fixed assets attributable to the segment. Segment EBITDA is used by the management to monitor the segmental performance and for capital management and is further detailed in note B.3. Segment Information in the consolidated financial statements included in our Annual Report and incorporated by reference into this prospectus.
EBITDA of our Latin America segment increased by 2.6% for the year ended December 31, 2018 to $2,077 million from $2,024 million for the year ended December 31, 2017. The increase was attributable to growth in revenues driven by handset and equipment sales and higher revenue from fixed services as well as to cost control measures. On an organic basis, having deducted the 1.0 percentage point positive impact of accounting changes (i.e., the effect of the implementation of IFRS 15 and IFRS 9 as of January 1, 2018), deducted the 0.2 percentage points positive impact of Cable Onda (which was acquired in December of 2018) and added the 2.0 percentage points negative impact of foreign currency fluctuations between the periods, EBITDA of our Latin America segment would have increased by 3.5%.
EBITDA of our Africa segment increased by 2.4% for the year ended December 31, 2018 to $143 million from $140 million for the year ended December 31, 2017. The increase was mainly due to cost control measures. On an organic basis, having added the 1.7 percentage points negative impact of accounting changes (i.e., the effect of the implementation of IFRS 15 and IFRS 9 as of January 1, 2018) and deducted the 0.1 percentage points positive impact of foreign currency fluctuations between the periods, EBITDA of our Africa segment would have increased by 4.0%.
Consolidated results of operations for the years ended December 31, 2017 and 2016
The following table sets forth certain consolidated statement of income data for the periods indicated:
	Year ended December 31,		Percentage Change
	2017(1)	2016
	(U.S. dollars in millions, except percentages)
Revenue	4,076	4,043	0.8%
Cost of sales	(1,205)	(1,175)	2.6%
Gross profit	2,871	2,868	0.1%
Operating expenses	(1,593)	(1,627)	(2.1)%
Depreciation	(695)	(678)	2.5%
Amortization	(146)	(175)	(16.2)%
Share of profit in our joint ventures in Guatemala and Honduras	140	115	22.0%
Other operating income (expenses), net	68	(14)	(587.5)%

	Year ended December 31,		Percentage Change
	2017(1)	2016
	(U.S. dollars in millions, except percentages)
Operating profit	645	490	31.6%
Interest and other financial expenses	(396)	(372)	6.5%
Interest and other financial income	16	21	(22.5)%
Other non-operating (expenses) income, net	(4)	20	(120.5)%
Loss from other joint ventures and associates, net	(85)	(49)	74.0%
Profit (loss) before taxes from continuing operations	176	109	61.0%
Charge for taxes, net	(158)	(179)	(11.9)%
Profit (loss) for the year from continuing operations	18	(70)	(126.2)%
Profit (loss) for the year from discontinued operations, net of tax	51	(20)	(355.0)%
Net profit (loss) for the year	69	(90)	(176.7)%

(1)
Not restated for the application of IFRS 16 as the Group elected the modified retrospective approach.

Revenue
Revenue increased by 0.8% for the year ended December 31, 2017 to $4,076 million from $4,043 million for the year ended December 31, 2016. The increase in revenue was due to an increase in our service revenue, partially offset by a decrease in our telephone and equipment revenue. The increase in our service revenue was mainly due to an increase in our fixed revenue, driven by growth in B2C Home and B2B, as well as increased revenue from mobile data, offset by the impact of lower mobile voice and SMS consumption.
Colombia represented over 40%, Paraguay, Bolivia and El Salvador each represented between 10% and 20%, and no other country represented more than 10% of our consolidated revenue in 2017 and 2016. Paraguay experienced the highest relative increase in revenues of  $39.0 million, or 6.3%, as a result of robust growth in B2C Home and B2B, which benefited from the continued expansion of our HFC network reach and from strong demand especially for residential broadband services. Revenue in Bolivia grew 2.5% with strong performance of 4G and mobile data adoption. Revenue in Colombia grew just 1.3% due to regulatory headwinds from mobile termination rate cuts as well as MVNO and national roaming price caps implemented in the first half of 2017, while delivering growth particularly in B2B. El Salvador recorded negative revenue growth of 0.8% as our operations there continue to be more exposed than the rest of our Latin America markets to voice and SMS revenues that continue to decline.
Cost of sales
Cost of sales increased by 2.6% for the year ended December 31, 2017 to $1,205 million from $1,175 million for the year ended December 31, 2016. The increase was mainly due to higher costs associated with our increasing fixed service revenue such as pay-TV which incurs programming costs and B2B services that traditionally have lower gross margins.
Operating expenses
Operating expenses decreased by 2.1% for the year ended December 31, 2017 to $1,593 million from $1,627 million for the year ended December 31, 2016. The decrease was mainly due to lower expenses for external services partially offset by additional marketing expenses and increased site and network maintenance costs.
Depreciation
Depreciation increased by 2.5% for the year ended December 31, 2017 to $695 million from $678 million for the year ended December 31, 2016. The increase was mainly due to the growth of the fixed and mobile networks.

Amortization
Amortization decreased by 16.2% for the year ended December 31, 2017 to $146 million from $175 million for the year ended December 31, 2016. The decrease was mainly due to the impact of the decommissioning of our fixed wireless network in Colombia at the end of 2016, which caused us to accelerate and complete the amortization of related spectrum assets during 2016.
Share of profit in our joint ventures in Guatemala and Honduras
Share of profit in our joint ventures in Guatemala and Honduras increased by 22% for the year ended December 31, 2017 to $140 million from $115 million for the year ended December 31, 2016. The increase was mainly due to growth of the net profits generated in both Guatemala and Honduras. In Guatemala, the increase in net profits came mostly from lower interest expense, net, due to lower net debt held on average during the period, as well as lower operating costs stemming largely from a reduction in headcount year-over-year. In Honduras, the increase in net profit was mainly due to lower levels of FX losses in the year ended December 31, 2017.
Other operating income (expenses), net
Other operating income (expenses), net increased by $82 million for the year ended December 31, 2017 to an income of  $68 million from a loss of  $14 million for the year ended December 31, 2016. The increase was mainly due to gain registered from the sale of towers in Paraguay and Colombia. See “Business-Property, Plant and Equipment-Tower infrastructure.”
Interest and other financial expenses
Interest and other financial expenses increased by 6.5% for the year ended December 31, 2017 to $396 million from $372 million for the year ended December 31, 2016. The increase was mainly due to the additional finance leases expenses associated to the tower sale and lease back transactions in Colombia and Paraguay as well as the costs associated with refinancing during the year.
Interest and other financial income
Interest and other financial income decreased by 22.5% for the year ended December 31, 2017 to $16 million from $21 million for the year ended December 31, 2016. The decrease was mainly due to lower average cash and cash equivalents balances during 2017 as compared to 2016.
Other non-operating (expenses) income, net
Other non-operating (expenses) income, net decreased by $24 million for the year ended December 31, 2017 to an expense of  $4 million from an income of  $20 million for the year ended December 31, 2016. The decrease was mainly due to the change in the fair value of derivatives associated with the SEK and Euro denominated debt.
Loss from other joint ventures and associates, net
Loss from other joint ventures and associates, net increased by 74.0% for the year ended December 31, 2017 to a loss of  $85 million from a loss of  $49 million for the year ended December 31, 2016. The increase was mainly due to the impairment of our interest in MKC Brilliant Holding GmbH (“LIH”) of  $48 million as a result of the annual impairment test conducted in 2017, partially offset by the gain related to the sale of part of our ownership of Milvik (Bima) of  $21 million.
Charges for taxes, net
Charges for taxes, net decreased by 11.9% for the year ended December 31, 2017 to $158 million from $179 million for the year ended December 31, 2016. The decrease was mainly due to the lower increase in unrecognized deferred tax assets in 2017 compared to 2016.

The main components of charges for taxes, net are the income tax generated by most of the operations in our Latin America segment and the withholding tax we pay when cash is upstreamed from our local operations to MIC S.A. We also have net losses in our Africa segment and associates, as well as in our corporate entities that, in the aggregate, reduce our profit before taxes and for which no deferred tax asset is recognized due to the history of losses in such entities. As a result, our effective tax rate is generally above our average statutory tax rate. Moreover, due to the jurisdictional differences and mix, we do not have the opportunity to offset tax expense with accumulated tax loss carryforwards.
Net profit (loss) for the year
Net profit (loss) for the year increased by $159 million for the year ended December 31, 2017 to a profit of  $69 million from a loss of  $90 million for the year ended December 31, 2016. Profit (loss) for the year from continuing operations increased by $88 million for the year ended December 31, 2017 to a profit of  $18 million from a loss of  $70 million for the year ended December 31, 2016 for the reasons stated above. Profit (loss) for the year from discontinued operations, net of tax increased by $71 million for the year ended December 31, 2017 to a profit of  $51 million from a loss of  $20 million for the year ended December 31, 2016. The increase in profit (loss) for the year from discontinued operations, net of tax was mainly due to the improved performance of the Senegal and Ghana operations in 2017.
Segment results of operations for the years ended December 31, 2017 and 2016
Our Latin America segment includes the Guatemala and Honduras joint ventures as if they were fully consolidated, as this reflects the way our management reviews and uses internally reported information to make decisions about operating matters. Our Africa segment does not include our joint venture in Ghana because our management does not consider it a strategic part of our group. See “— Our segments” above.
The following table sets forth certain segment data, which has been extracted from note B.3 to our audited consolidated financial statements included in our Annual Report and incorporated by reference into this prospectus, where segment data is reconciled to consolidated data, for the periods indicated:
	Year ended December 31,
	2017		2016		Percentage Change
	Latin America	Africa	Latin America	Africa	Latin America	Africa
	(U.S. dollars in millions, except percentages)
Mobile revenue	3,283	509	3,318	541	(1.1)%	(5.9)%
Cable and other fixed services revenue	1,755	12	1,611	15	8.9%	(28.9)%
Other revenue	40	5	37	6	8.8%	(25.7)%
Service revenue	5,078	524	4,966	562	2.3%	(6.8)%
Telephone and equipment revenue	363	2	386	2	(5.9)%	(29.1)%
Revenue	5,441	526	5,352	565	1.7%	(6.9)%
Operating profit (loss)	899	41	721	43	24.7%	(5.5)%
Add back:
Depreciation and amortization	1,174	110	1,173	113	0.1%	(2.6)%
Other operating income (expenses), net	(49)	(11)	42	2	(218.1)%	(787.5)%
EBITDA	2,024	140	1,935	158	4.6%	(11.3)%

The following table sets forth revenue from continuing operations by country for certain of the countries in our Latin America segment:
	Year ended December 31,		Percentage Change
	2017	2016
	(U.S. dollars in millions, except percentages)
Colombia	1,739	1,717	1.3%
Guatemala	1,328	1,284	3.4%
Paraguay	662	623	6.3%
Honduras	585	609	(3.9)%
Bolivia	555	542	2.5%
El Salvador	422	425	(0.8)%
Segment revenue
Revenue of our Latin America segment increased by 1.7% for the year ended December 31, 2017 to $5,441 million from $5,352 million for the year ended December 31, 2016. The increase in revenue was due to an increase in our service revenue, partially offset by a decrease in our telephone and equipment revenue. The increase in our service revenue was primarily attributable to growth of revenue from fixed services, with B2C Home increasing as a result of an increased number of customer relationships, particularly in Paraguay, Guatemala and Bolivia, and B2B increasing as a result of higher voice and data traffic, particularly in Colombia. However, mobile service revenue continued to represent over 60% of our Latin America segment revenue. B2C Mobile declined slightly, with mobile data almost offsetting the decline in mobile voice and SMS, and as a relative proportion of our Latin America segment revenue, falling from over 55% in 2016 to under 55%, but over 50%, in 2017. In particular, the Colombian regulator implemented a mobile termination rate cut as well as national roaming and MVNO price caps implemented in the first half of the year 2017, all of which negatively impacted our revenue.
Revenue of our Africa segment decreased by 6.9% for the year ended December 31, 2017 to $526 million from $565 million for the year ended December 31, 2016. The decrease was mainly due to increased excise taxes in Chad that impact subscribers’ disposable income and continued competition in Tanzania that decreased revenue.
Segment operating profit
Operating profit of our Latin America segment increased by 24.7% for the year ended December 31, 2017 to $899 million from $721 million for the year ended December 31, 2016. The increase was primarily attributable to revenue growth coupled with a reduction in operating expenses, as a decline in general and administrative expenses more than offset an increase in selling and marketing expenses year-on-year.
Operating profit of our Africa segment decreased by 5.5% for the year ended December 31, 2017 to $41 million from $43 million for the year ended December 31, 2016. The decrease was mainly due to the lower revenues described above.
Segment EBITDA
Segment EBITDA is segment operating profit excluding, depreciation and amortization and other operating income (expenses), net which includes impairment losses and gains/losses on the disposal of fixed assets attributable to the segment. Segment EBITDA is used by the management to monitor the segmental performance and for capital management.
EBITDA of our Latin America segment increased by 4.6% for the year ended December 31, 2017 to $2,024 million from $1,935 million for the year ended December 31, 2016. The increase was attributable to the reasons described above, offset by cost control measures. On an organic basis, having deducted the 0.3 percentage points positive impact of accounting changes (i.e., the effect of the allocation of corporate costs to our regional operations), and deducted the 1.5 percentage points positive impact of foreign currency fluctuations between the periods, EBITDA of our Latin America segment would have increased by 2.8%.

EBITDA of our Africa segment decreased by 11.3% for the year ended December 31, 2017 to $140 million from $158 million for the year ended December 31, 2016. The decrease was mainly due to the factors that impacted revenue described above. On an organic basis, having deducted the 3.6 percentage points positive impact of accounting changes (i.e., the effect of the allocation of corporate costs to our regional operations) and added the 0.4 percentage points negative impact of foreign currency fluctuations between the periods, EBITDA of our Africa segment would have decreased by 14.5%.
Critical accounting policies
The preparation of our financial statements requires management to use judgment in applying accounting policies. It also requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. These estimates are based on management’s best knowledge of current events, actions and best estimates as of a specified date, and actual results may ultimately differ from these estimates. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are described in “Introduction — Judgments and critical estimates” in the notes to our audited consolidated financial statements included in our Annual Report and incorporated by reference into this prospectus, and in the notes referenced therein.
For a description of new or amended IFRS accounting standards to which we are subject, see “Introduction — New and amended IFRS accounting standards” in the notes to our audited consolidated financial statements included in our Annual Report and incorporated by reference into this prospectus and note 2 to our unaudited interim consolidated financial statements incorporated by reference into this prospectus.
LIQUIDITY AND CAPITAL RESOURCES
Overview
The Millicom Group’s sources of funds are cash from operations, internal and external financing as well as proceeds from the disposal of assets. The Millicom Group finances its operations centrally at the MIC S.A. level or alternatively, where it deems it more cost effective to do so, at the operational level.
In particular, we seek to finance the costs of deploying and expanding our fixed and mobile networks mainly at the operating level on a country-by-country basis, utilizing credit facilities provided by banks and finance leases, obtaining financing from the debt capital markets, and seeking funding from export credit agencies and development financial institutions such as the InterAmerican Development Bank and the International Finance Corporation.
If we decide to acquire other businesses, we expect to fund these acquisitions from cash resources, borrowings under existing credit facilities and, if necessary, through new borrowings, including under new credit facilities or issuances of debt securities, though we may issue equity also to raise funds.
As of March 31, 2019, the Millicom Group had a cash and cash equivalents balance of  $495 million, including $357 million at the operating subsidiaries level, and had $501 million deposited into a segregated escrow account in connection with the Telefonica CAM Acquisitions; see “Summary — Recent Developments — US$750 Million 6.25% Senior Notes due 2029 Issued by MIC S.A.”. As of December 31, 2018 and 2017, respectively, $145 million and $141 million of the Millicom Group’s cash and cash equivalents balance was at the holdings level and a further $384 million and $479 million was at the operating subsidiaries level.
If funds at the foreign operating subsidiary level are repatriated, taxes on each type of repatriation and each country would need to be accrued and paid, where applicable.
As of March 31, 2019, our total consolidated outstanding debt and other financing was $4,777 million. As of December 31, 2018 and 2017, respectively, our total consolidated outstanding debt and other financing was $4,580 and $3,785 million.

We believe that our available cash and cash equivalents, borrowings and funds from our operating subsidiaries will be sufficient to meet our projected operating and capital expenditure requirements for at least the next 12 months.
Cash upstreaming
Progressive improvement in operating and financial performance of our operations has enabled the upstreaming of excess cash to MIC S.A. This is accomplished through a combination of dividends, fees and shareholder loan repayments.
The following table sets forth cash upstreamed to MIC S.A. from our subsidiaries and joint ventures for the periods presented:
	Three months ended March 31,		Year ended December 31,
	2019	2018	2018	2017	2016
	(U.S. dollars in millions)
Subsidiaries	55	75	594	754	412
Joint ventures	57	27	263	230	164
Total	112	102	857	984	577
In each case, the upstreamed cash was principally used to cover corporate center expenses, service corporate debt, pay corporate center taxes and pay the group dividend.
Some of our operating subsidiaries and joint ventures have covenants on debt outstanding that impose restrictions on their ability to upstream cash to MIC S.A. As a result of these restrictions, significant cash or cash equivalent balances may be held from time to time at our operating subsidiaries and joint ventures.
Cash flows
Set forth below is a comparative discussion of our cash flows, which includes cash flows from discontinued operations.
Three months ended March 31, 2019 and 2018
For the three months ended March 31, 2019, cash provided by operating activities was $147 million, compared to $167 million for the three months ended March 31, 2018. The decrease is mainly due to differences in working capital due in part to the addition of the business of Cable Onda.
Cash used in investing activities was $683 million for the three months ended March 31, 2019, compared to $191 million for the three months ended March 31, 2018. In the three months ended March 31, 2019, Millicom deposited $500 million into escrow for the Telefonica CAM Acquisitions, used $170 million to purchase property, plant and equipment and $79 million to purchase intangible assets and licenses, and these items were partially offset by proceeds of  $51 million in dividends from joint ventures and $9 million from the sale of property, plant and equipment such as towers. In the three months ended March 31, 2018, Millicom used $151 million to purchase property, plant and equipment and $105 million for intangible assets and licenses. These items were partially offset by $22 million in proceeds from dividends from joint ventures, and $11 million from the sale of property, plant and equipment such as towers.
Cash provided in financing activities was $502 million for the three months ended March 31, 2019, compared to cash used by financing activities of  $31 million for the three months ended March 31, 2018. In the three months ended March 31, 2019, we repaid debt of  $446 million while raising funds of  $959 million through new financing (of which $500 million was deposited into a segregated escrow account in connection with the Telefonica CAM Acquisitions; see “Summary — Recent Developments — US$750 Million 6.25% Senior Notes due 2029 Issued by MIC S.A.”). In the three months ended March 31, 2018, we repaid debt of  $130 million while raising funds of  $100 million through new financing.
Years ended December 31, 2018 and 2017
For the year ended December 31, 2018, cash provided by operating activities was $792 million, compared to $820 million for the year ended December 31, 2017. The decrease is mainly due to the weaker average FX rate for the Colombian Peso and no longer having profit before taxes from our operations in Senegal and Rwanda, following the completion of our disposal and discontinuance of those operations in the first few months of 2018.
Cash used in investing activities was $1,199 million for the year ended December 31, 2018, compared to $367 million for the year ended December 31, 2017. In the year ended December 31, 2018, Millicom used $953 million in the acquisition of subsidiaries, net of cash acquired (mainly Cable Onda), $632 million to purchase property, plant and equipment and $148 million to purchase intangible assets and licenses, and these items were partially offset by proceeds of  $243 million in dividends from joint ventures and $154 million from the sale of property, plant and equipment such as towers. In the year ended December 31, 2017, Millicom used $650 million to purchase property, plant and equipment and $133 million for intangible assets and licenses. These items were partially offset by $203 million in proceeds from dividends from joint ventures, and $179 million from the sale of property, plant and equipment such as towers.
Cash provided in financing activities was $341 million for the year ended December 31, 2018, compared to cash used by financing activities of  $464 million for the year ended December 31, 2017. In the year ended December 31, 2018, we paid $266 million in dividends (ordinary dividend of  $2.64 per share) and repaid debt of  $546 million while raising funds of  $1,155 million through new financing. In the year ended December 31, 2017, we paid $265 million to shareholders in dividends (ordinary dividend of  $2.64 per share) and repaid debt of  $1,195 million while raising funds of  $996 million through new financing.
Years ended December 31, 2017 and 2016
For the year ended December 31, 2017, cash provided by operating activities was $820 million, compared to $878 million for the year ended December 31, 2016. The decrease is mainly due to a higher level of working capital requirements and higher interest payments including the refinancing costs.
Cash used in investing activities was $367 million for the year ended December 31, 2017, compared to $552 million for the year ended December 31, 2016. In the year ended December 31, 2017, Millicom used $650 million to purchase property, plant and equipment and $133 million to purchase intangible assets and licenses, and these items were partially offset by proceeds of  $203 million in dividends from joint ventures and $179 million from the sale of property, plant and equipment such as towers. In the year ended December 31, 2016, Millicom used $719 million to purchase property, plant and equipment and $143 million for intangible assets and licenses. These items were partially offset by $143 million in proceeds from dividends from joint ventures, and $147 million from the disposal of subsidiaries and associates, with the latter mostly related to our operations in Ghana and to the reduction of our ownership stake from 20.4% to 12.0% in BIMA, a provider of micro-insurance in emerging markets.
Cash used in financing activities was $464 million for the year ended December 31, 2017, compared to $441 million for the year ended December 31, 2016. In the year ended December 31, 2017, we paid $265 million in dividends (ordinary dividend of  $2.64 per share) and repaid debt of  $1,195 million while raising funds of  $996 million through new financing. In the year ended December 31, 2016, we paid $265 million to shareholders in dividends (ordinary dividend of  $2.64 per share) and repaid debt of $821 million while raising funds of  $713 million through new financing.

Capital expenditures
Historical capital expenditures
Our capital expenditures of property, plant and equipment, licenses and other intangibles on a consolidated basis and by operating segment, including accruals for such additions at the end of the periods, for the three months ended March 31, 2019 and 2018 and for the years ended December 31, 2018, 2017, and 2016 is set out in the table below. Our capital expenditure mainly relates to the growth of the 4G network, the rollout of the HFC network, connection of new homes and IT investments.
	Three months ended March 31,		Year ended December 31,
	2019	2018	2018	2017	2016
	(U.S. dollars in millions)
Consolidated:
Additions to property, plant and equipment	112	109	698	824	683
Of which is finance lease capitalizations from tower sale and leaseback transactions	—	3	25	145	0
Additions to licenses and other intangibles	26	64	158	130	192
Of which is spectrum and license costs	0	50	66	40	89
Total consolidated additions	139	173	856	954	875
Of which capital expenditures related to the corporate offices	1	1	5	6	4
Latin America segment:
Additions to property, plant and equipment	137	133	840	807	747
Of which is finance lease capitalizations from tower sale and leaseback transactions	—	3	22	30	—
Additions to licenses and other intangibles	31	72	200	170	214
Of which is spectrum and license costs	—	50	64	40	94
Total Latin America segment additions	168	205	1,040	977	960
Africa segment:
Additions to property, plant and equipment	8	5	43	181	103
Of which is finance lease capitalizations from tower sale and leaseback transactions	—	—	3	115	—
Additions to licenses and other intangibles	—	—	2	4	5
Of which is spectrum and license costs	—	—	2	—	—
Total Africa segment additions	8	5	46	185	108
Capital expenditure commitments
As of March 31, 2019, we had commitments to purchase network equipment, land and buildings and other fixed assets and intangible assets with a value of  $193 million from a number of suppliers, of which $172 million was within one year and $21 million more than one year. Out of these commitments, $76 million and $67 million, respectively, related to the Company’s share in joint ventures. We expect to meet these commitments from our current cash balance and from cash generated from our operations.
As of December 31, 2018, we had commitments to purchase network equipment, land and buildings and other fixed assets with a value of  $154 million from a number of suppliers, of which $126 million was within one year and $28 million more than one year. Out of these commitments, $66 million and $56 million, respectively, related to the Company’s share in joint ventures. We expect to meet these commitments from our current cash balance and from cash generated from our operations.

Financing
We seek to finance our operations on a country-by-country basis when we determine it to be more cost and risk effective. As local financial markets become more developed, we have been able to finance increasingly at the level of our operations in local currency and on a non-recourse basis to MIC S.A. As of March 31, 2019, 60% of our consolidated debt of  $4,777 million, or $3,376 million, was at the operational level (excluding our joint ventures in Guatemala and Honduras) and non-recourse to MIC S.A., and 47% of this debt was denominated in local currency. In addition, at March 31, 2019 our joint ventures in Guatemala and Honduras had $1,640 million of debt which was non-recourse to MIC S.A.
Consolidated indebtedness
Millicom’s total consolidated indebtedness as of March 31, 2019 was $4,777 million and our total consolidated net indebtedness (representing total consolidated indebtedness after deduction of cash, cash equivalents, cash in escrow and pledged deposits) was $3,781 million. Millicom’s total consolidated indebtedness as of December 31, 2018 was $4,580 million and our total consolidated net indebtedness was $4,051 million. See note C.5 to our audited consolidated financial statements for a reconciliation of total consolidated indebtedness to total consolidated net indebtedness. Our consolidated interest and other financial expenses for the three months ended March 31, 2019 were $140 million and were $85 million for the three months ended March 31, 2018. Our consolidated interest and other financial expenses for years ended December 31, 2018, 2017 and 2016 were $371 million, $396 million and $372 million, respectively.
The following table sets forth our consolidated debt and financing by entity or operational entity location for the periods indicated:
	As of March 31, 2019	As of December 31,
		2018	2017	2016
	(US$ millions)
MIC S.A. (Luxembourg)(1)	2,279	1,770	1,255	1,747
Latin America:
Colombia	1,247	1,016	1,130	841
Paraguay(1)	546	504	488	408
Bolivia	377	317	352	306
El Salvador	363	299	147	89
Costa Rica	153	148	76	92
Panama	315	261	—	—
Africa:
Tanzania(1)	316	201	217	192
Chad	56	64	70	76
Rwanda	—	—	50	80
Ghana(2)	—	—	—	54
Senegal(2)	—	—	—	14
Total debt and financing(1)(3)	5,655	4,580	3,785	3,901

(1)
Does not reflect (i) the offering by Telefónica Celular del Paraguay S.A. of its US$300 million 5.875% senior unsecured notes due 2027, on April 8, 2019, the proceeds of which were used to fund the concurrent cash tender offer for any and all of the US$300 million outstanding aggregate principal amount of its 6.750% senior unsecured notes due 2022 and to finance the redemption of any existing such notes that remained outstanding as of April 5, 2019, which redemption is expected to settle on May 6, 2019, (ii) MIC S.A.’s entry into a $300 million Term Facility Agreement arranged by DNB Bank ASA, Sweden Branch and Nordea Bank Abp, Filial i Sverige on April 24, 2019, of which

$150 million was drawn on April 29, 2019, (iii) the offering by MIC S.A. of its SEK 2 billion floating-rate senior unsecured sustainability bond due 2024, on May 15, 2019 or (iv) Millicom Tanzania’s expected entry into a $220 million secured Facilities Agreement arranged by the Standard Bank of South Africa Limited, Stanbic Bank Tanzania Limited and ABSA Bank Limited. See “Summary — Recent Developments.”
(2)
Operations were classified as assets held for sale from 2017 and subsequently disposed of or merged.

(3)
IFRS 16 was adopted by the Millicom Group as of January 1, 2019 using the modified retrospective approach. As of December 31, 2018, debt and financing included carrying value of finance lease liabilities of  $353 million. As of March 31, 2019, and as a result of the application of IFRS 16, these, together with the newly recognized lease liabilities, are now shown under lease liabilities in the statement of financial position for a total amount of  $878 million and therefore excluded from total debt. Debt and financing as of March 31, 2019 as presented here is inclusive of lease liabilities. See note 2 to our unaudited condensed consolidated financial statements incorporated by reference into this prospectus for additional details regarding the impact of the adoption of IFRS 16.

The following table shows a reconciliation from Total debt and financing to Net debt for the Millicom Group (excluding its joint ventures in Guatemala and Honduras) for the periods indicated:
	As of March 31, 2019	As of December 31,
		2018	2017	2016
	(US$ millions)
Total debt and financing	5,655	4,580	3,785	3,901
Less:
Cash and cash equivalents(i)	(995)	(528)	(619)	(646)
Pledged deposits	—	(2)	(1)	(3)
Time deposits related to bank borrowings	—	—	—	(2)
Net debt at the end of the period(ii)	4,659	4,051	3,164	3,250

(i)
Includes Cash in escrow of  $501 million as of March 31, 2019.

(ii)
The Company excludes ‘restricted cash’ from its definition of Net debt. The Company had ‘restricted cash’ as follows: March 31, 2019: $145 million; December 31, 2018: $158 million; December 31, 2017: $145 million; December 31, 2016: $145 million.

For a more detailed description of our outstanding indebtedness, including our credit facilities and outstanding bond or note issuances, see note C.3 to our consolidated financial statements included in our Annual Report and incorporated by reference into this prospectus.
Our financing facilities at the MIC S.A. level are subject to a number of financial covenants including net leverage and interest coverage requirements. In addition, certain financings at MIC S.A. level contain restrictions on sale of businesses or significant assets within the businesses.
Our financing facilities at the operational level are subject to a number of financial covenants including requirements with respect to net leverage, debt service coverage, debt to earnings and cash levels. In addition, certain financings at the operational level contain restrictions on sale of businesses or significant assets within the businesses.
Indebtedness of the Guatemala and Honduras joint ventures
With respect to the Guatemala and Honduras joint ventures, respectively, total indebtedness as of March 31, 2019 was $1,184 million and $455 million and our total net indebtedness (representing total indebtedness after deduction of cash, cash equivalents, and pledged deposits) was $959 million and $431 million. Annual interest expense for the Guatemala joint venture for the years ended December 31, 2018, 2017 and 2016 was $74 million, $73 million and $76 million, respectively. Annual interest expense for the Honduras joint venture for the years ended December 31, 2018, 2017 and 2016 was $29 million, $27 million and $27 million, respectively.

The following table sets forth the debt and financing of the Guatemala and Honduras joint ventures for the periods indicated:
	As of March 31, 2019	As of December 31,
		2018	2017	2016
	(US$ millions)
Guatemala	1,184	927	995	988
Honduras	455	383	388	402
The following table shows a reconciliation from Total debt and financing to Net debt for the Guatemala joint venture:
	As of March 31, 2019	As of December 31,
		2018	2017	2016
	(US$ millions)
Total debt and financing	1,184	927	995	988
Less:
Cash and cash equivalents	(223)	(217)	(303)	(289)
Pledged deposits	(3)	(4)	—	(1)
Time deposits related to bank borrowings	—	—	—	—
Net debt at the end of the period(i)	959	706	692	698

(i)
The Company excludes ‘restricted cash’ from its definition of Net debt. The Guatemala joint venture had ‘restricted cash’ as follows: March 31, 2019: $5 million; December 31, 2018: $6 million; December 31, 2017: $5 million; December 31, 2016: $4 million.

The following table shows a reconciliation from Total debt and financing to Net debt for the Honduras joint venture:
	As of March 31, 2019	As of December 31,
		2018	2017	2016
	(US$ millions)
Total debt and financing	455	383	388	402
Less:
Cash and cash equivalents	(24)	(25)	(16)	(13)
Pledged deposits	—	—	—	—
Time deposits related to bank borrowings	—	—	—	—
Net debt at the end of the period(i)	431	358	372	390

(i)
The Company excludes ‘restricted cash’ from its definition of Net debt. The Honduras joint venture had ‘restricted cash’ as follows: March 31, 2019: $7 million; December 31, 2018: $7 million; December 31, 2017: $7 million; December 31, 2016: $7 million.

The financing facilities of the Guatemala and Honduras joint ventures are subject to a number of financial covenants such as net leverage requirements. In addition, certain of their financings contain restrictions on sale of businesses or significant assets within the businesses.
RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
We do not engage in research and development activities, and we do not own any patents.
TREND INFORMATION
For a discussion of trend information, see “Operating Results-Factors affecting our results of operations.”

OFF-BALANCE SHEET ARRANGEMENTS
As of March 31, 2019, the Millicom Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit, or guarantees issued was $612 million. Assets pledged by the Millicom Group for these debts and financings amounted to $501 million as of March 31, 2019. The table below details the maximum exposure under these guarantees and their remaining terms, as of March 31, 2019.
	Total	Less than 1 year	1 – 3 years	3 – 5 years
	(US$ millions)
Theoretical maximum exposure	612	189	211	212
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The Millicom Group has various contractual obligations to make future payments, including debt agreements and payables for license fees and lease obligations.
The following table summarizes our obligations under these contracts due by period as of December 31, 2018. The table below does not reflect the effect of the application of IFRS 16 ‘Leases’ which became effective on January 1, 2019.
	Total	Less than 1 year	1 – 5 years	After 5 years
	(US$ millions)
Debt (after unamortized financing fees)(1)	4,580	458	1,778	2,345
Future interest commitments(1)(2)	1,111	248	786	77
Finance leases	914	99	400	415
Operating leases	800	127	412	262
Capital expenditure	154	126	28	—
Total	7,559	1,058	3,404	3,099

(1)
Does not reflect (i) our entry into the $1.65 billion Telefonica Bridge Facility on February 20, 2019, which has not yet been drawn and of which $600 million of borrowing capacity was canceled on April 2, 2019, leaving $1.05 billion available to be drawn, (ii) our $150 million draw down of the Revolving Credit Facility on March 8, 2019 to fund the payment of the Cable Onda Bridge Facility, (iii) our payment in full of the $250 million principal amount outstanding under our Cable Onda Bridge Facility on March 11, 2019, (iv) the offering by MIC S.A. of its $750 Million 6.25% senior notes due 2029, on March 25, 2019, (v) the offering by Telefónica Celular del Paraguay S.A. of its US$300 million 5.875% senior unsecured notes due 2027, on April 8, 2019, the proceeds of which were used to fund the concurrent cash tender offer for any and all of the US$300 million outstanding aggregate principal amount of its 6.750% senior unsecured notes due 2022 and to finance the redemption of any existing such notes that remained outstanding as of April 5, 2019, which redemption is expected to settle on May 6, 2019, or (vi) MIC S.A.’s entry into a $300 million Term Facility Agreement arranged by DNB Bank ASA, Sweden Branch and Nordea Bank Abp, Filial i Sverige on April 24, 2019, of which $150 million was drawn on April 29, 2019, (vii) the offering by MIC S.A. of its SEK 2 billion floating-rate senior unsecured sustainability bond due 2024, on May 15, 2019 or (viii) Millicom Tanzania’s expected entry into a $220 million secured Facilities Agreement arranged by the Standard Bank of South Africa Limited, Stanbic Bank Tanzania Limited and ABSA Bank Limited. See “Summary —  Recent Developments.”

(2)
Future interest commitments on our floating rate debt are calculated using the rates in effect for the floating rate debt as of December 31, 2018.

Business
We are a leading provider of cable and mobile services dedicated to emerging markets. Through our main brands Tigo and Tigo Business, we provide a wide range of digital services in nine countries in Latin America and two countries in Africa, including high-speed data, cable TV, direct-to-home satellite TV (“DTH,” and when we refer to DTH together with cable TV, we use the term “pay-TV”), mobile voice, mobile data, short message service (“SMS”), Mobile Financial Services (“MFS”), fixed voice, and business solutions including value-added services (“VAS”). We provide services on both a business-to-consumer (“B2C”) and a business-to-business (“B2B”) basis, and we have used the Tigo brand in all our markets since 2004.
We offer the following principal categories of services:
•
B2C mobile services (“B2C Mobile”):   mobile data, mobile voice, SMS and MFS (collectively, “mobile services”) to consumers;

•
B2C home services (“B2C Home”):   broadband, fixed voice and pay-TV to consumers; and

•
B2B services (“B2B”):   broadband, fixed voice, pay-TV and VAS (collectively, together with pay-TV, “fixed services”) and mobile services to corporate and government customers.

In Latin America, our principal region, we provide both mobile and fixed services in six countries — Bolivia, Colombia, El Salvador, Guatemala, Honduras and Paraguay. In addition, we provide fixed services in Costa Rica, Nicaragua and, since our acquisition of Cable Onda in December 2018, Panama. In Africa, we provide mobile services in Tanzania and Chad (though on March 14, 2019, Millicom signed an agreement for the sale of its entire operations in Chad to Maroc Telecom, see “Summary — Recent Developments — Chad Disposition”). Our joint venture with Bharti Airtel provides mobile services in Ghana. In 2018, we completed the divestiture of our operations in Rwanda and Senegal, as these were less profitable businesses that lacked scale and would have required significant amounts of additional capital investment over the medium to long term to improve profitability meaningfully on a sustainable basis. These divestitures are part of a broader effort by us in recent years to improve our financial performance and better invest capital, including by selling underperforming businesses in our Africa segment, which has historically produced lower returns on capital than our Latin America segment.
We conduct our operations through local holding and operating entities in various countries, which are either our subsidiaries (in which we are the sole shareholder or the controlling shareholder) or joint ventures with our local partners. In this prospectus, our description of our operations includes the operations of all of these subsidiaries and joint ventures.
As of December 31, 2018, we provided services to 48.3 million B2C mobile customers, including 10.5 million 4G customers, which we define as customers who have a data plan and use a smartphone to access our 4G network. As of that date, we also had 4.1 million customer relationships with a subscription to at least one of our fixed services. This includes 3.1 million customer relationships on our HFC networks and 0.5 million DTH subscribers. The majority of the remaining customer relationships are served by our legacy copper network.
For the year ended December 31, 2018, our revenue was $4,074 million and our net loss was $26 million. We have approximately 21,000 employees.
Our strategy
Underpinning our strategy is management's assessment that penetration rates for both mobile and fixed broadband services in our markets are low relative to penetration rates in other markets globally, and that these have potential to increase over time. Based on our own subscriber data and based also on data from the GSMA, an association representing mobile operators worldwide, mobile broadband penetration rates, as measured by the number of subscribers who use a smartphone to access mobile data services on 4G LTE networks, were approximately 6% in Honduras, 9% in El Salvador, 20% in Guatemala, 21% in Paraguay, 37% in Bolivia, and 38% in Colombia as of year-end 2018. Based on Dataxis Broadband Data and based also on our own customer data and market intelligence, fixed broadband penetration rates, as measured by the number of customers as a percentage of households in the country, were approximately 9%

in Bolivia, 10% in Honduras, 12% in Nicaragua, 14% in Guatemala, 20% in Paraguay, 22% in El Salvador, 40% in Panama, 46% in Colombia, and 49% in Costa Rica. Based on the expectation that mobile and fixed broadband penetration rates in our markets will gradually rise over time, management has defined an operational strategy based on the following four pillars.
1. Monetizing Mobile Data
Our mobile networks continue to experience rapid data traffic growth, and we are very focused on making sure that incremental traffic translates into additional revenues. Our mobile data monetization strategy is built around several key drivers:
•
4G/LTE network expansion:   Our 4G networks enable us to deliver high volumes of data at faster speeds in a more cost-efficient manner than with 3G networks. As of March 31, 2019, our 4G networks covered approximately 67% of the population in our markets, a significant increase from coverage of approximately 33% as of March 31, 2016.

•
Smartphone adoption:   More data-capable smartphone devices, particularly 4G/LTE, with a strong device portfolio and strategy to enable our customers to use data services on the move.

•
Stimulating data usage:   More compelling data-centric products and services to encourage our consumers to consume more data, while maintaining price discipline.

2. Building Cable
We are moving quickly to meet the growing demand for high-speed data from residential and business customers alike in our Latin American markets. We are doing this by:
•
Accelerating our hybrid fiber-coaxial (“HFC”) network expansion:   We are rapidly deploying our high-speed HFC fixed network, and we are complementing our organic network build-out with small, targeted acquisitions. In 2016, we expanded our HFC network to pass an additional 777,000 homes. In 2017 and 2018, we significantly increased the pace of our network expansion, adding 1.3 million homes-passed per year (excluding Panama).

•
Increasing our commercial efforts to fill the HFC network:   As we expand the network, we also deploy commercial resources necessary to begin monetizing our investment by marketing our services to new potential customers. In addition, the HFC network allows us to sell additional services to existing customers that drive ARPU growth over time.

•
Product innovation:   We drive customer adoption by expanding our range of digital services and aggregating third-party content, as well as some exclusive local and international content, enabling us to differentiate ourselves from our competitors. For example, we have agreements with local soccer teams, leagues and sports channels in Bolivia, El Salvador, Colombia, Guatemala and Paraguay to air matches exclusively on our pay-TV channels. We are committed to bringing the best content to our customers, and for that we partner with various players in the ecosystem, from studios to Over-the-Top providers (“OTTs”) and sports industry players.

Our cable network deployment is also critical to help prepare the company for convergence of fixed and mobile networks and services, a trend we expect will accelerate with the deployment of 5G technology in the future.
3. Expanding B2B
The expansion of our HFC network as well as the development of state-of-the-art datacenters, analytics and Cloud services is also creating new opportunities for us to target business customers by offering a more complete suite of Information and Communications Technology (“ICT”) services.
Our strategy is to selectively evolve our portfolio into ICT-managed services to avoid excessive fragmentation and operational risk, while building the Tigo Business brand and differentiating ourselves through our service model and frontline execution. We believe that the small and medium-size business (“SMB”) segment represents a particularly attractive opportunity for growth, as SMBs digitize their business and operations using digital communications, and implement Cloud and datacenter solutions in line with what we see in more developed markets.

4. Digital innovation and customer-centricity
We are focusing our digital innovation on products and customer-facing developments that drive user adoption of high-speed data services such as: Tigo Shop, Mi Tigo, Tigo Play and Tigo ONEtv.
Through Tigo ONEtv, our next-generation user experience platform, we bring a cutting-edge pay-TV entertainment experience for our customers, with advanced personalization and recommendations, seamless integration of content across linear and on-demand offerings, and robust multiscreen capabilities. We also provide a superior digital user experience through our Tigo Shop App for prepaid, Mi Tigo App for post-paid, and MFS. Our focus remains firmly set on driving the adoption and enjoyment of these digital channels by our customers.
We are evolving our strong commercial distribution network to operate digitally, which we believe will improve both customer experience and operational efficiency. To enable a seamless and integrated experience across sales and care touchpoints, we are implementing a business transformation that interlinks user experience, digital innovation, business processes, and our back-end Information and Communications Technology systems.
We have also adopted and deployed a net promoter score (“NPS”) program, designed to strengthen our customer-centric culture, and we have incorporated NPS into our incentive compensation plan beginning in 2018.
Our services
Our services are organized into three principal categories: B2C Mobile (mobile services to consumers), B2C Home (fixed services to residential customers) and B2B (mobile and fixed services to corporate and government customers). In addition, we sell telephone and other equipment, comprised mostly of mobile handsets.
B2C Mobile
In our B2C Mobile category, we provide mobile services, including mobile data, mobile voice, SMS and MFS, to consumers. B2C Mobile is the largest part of our business and generated 53.7% of our consolidated service revenue (and 57.9% of our Latin America segment service revenue) for the year ended December 31, 2018 and 54.3% of our consolidated service revenue (and 58.6% of our Latin America segment service revenue) for the year ended December 31, 2017.
In Latin America, we provide B2C Mobile in Bolivia, Colombia, El Salvador, Guatemala, Honduras and Paraguay. In Africa, we provide B2C Mobile in Tanzania and Chad. As of December 31, 2018, we had a total of 48.3 million B2C Mobile customers across our eight mobile markets.
Mobile data, mobile voice and SMS
We provide our mobile data, mobile voice and SMS services through 2G, 3G and 4G networks in all our mobile markets. 4G is the fourth generation of mobile technology, succeeding 3G, and it is based on Internet Protocol (IP) technology, as opposed to prior generations of mobile communications which were based on and supported circuit-switched telephone service. Our 4G networks enable us to offer new services to our customers such as video calls and mobile broadband data with richer mobile content, such as live video streaming.
The mobile market has been evolving, with consumption gradually shifting from voice and SMS to data. Our ongoing deployment of 4G networks further supports this evolution to more data-centric usage.
We provide our mobile data, mobile voice and SMS services on both prepaid and postpaid bases. In prepaid, customers pay for service in advance through the purchase of wireless airtime and data access, and they do not sign service contracts. Among various options that our customers can choose from, we offer packages that typically include a combination and voice minutes, SMS and a data allowance, with expiration dates varying in length from a few days up to a few weeks or months. In postpaid, customers pay recurring monthly fees for the right to consume up to a pre-determined maximum amount of airtime, SMS and data. In most cases, new postpaid customers sign a service contract with a typical length of one year.

MFS
We provide a broad range of mobile financial services such as payments, money transfers, international remittances, savings, real-time loans and micro-insurance for critical needs. MFS allows our customers to send and receive money, without the need for a bank account. As of December 31, 2018, we provided MFS to 11.2 million customers, representing 22.8% of our mobile customer handset base. As of December 31, 2018, 62.2% of our total MFS customers were in Tanzania (including Zantel), where more than one customer out of two uses our MFS services. MFS remains a growing business in our markets, which complements our product offering and increases customers’ satisfaction and loyalty, reducing our customer churn.
B2C Home
In our B2C Home category, we provide fixed services, including broadband, fixed voice and pay-TV, to residential consumers in our Latin American markets. B2C Home generated 28.2% of our consolidated service revenue (and 24.8% of our Latin America segment service revenue) for the year ended December 31, 2018 and 25.5% of our consolidated service revenue (and 22.2% of our Latin America segment service revenue) for the year ended December 31, 2017.
Our fixed service residential customers (a “customer relationship”) generate revenue for us by purchasing one or more of our three fixed services, pay-TV, fixed broadband, and fixed telephony. We refer to each service that a customer purchases as a revenue generating unit (“RGU”), such that a single customer relationship can have up to three RGUs.
In Latin America, we provide B2C Home in Bolivia, Colombia, Costa Rica, El Salvador, Guatemala, Honduras, Panama and Paraguay. We do not provide B2C Home in Africa. As of December 31, 2018, we had 4.1 million connected homes, of which 3.1 million were connected to our HFC network, and we had 7.9 million RGUs, including 6.2 million RGUs on our HFC network.
We provide B2C Home mainly over our HFC network, but we also offer pay-TV services to rural areas via our DTH platform and broadband services using WiMAX and copper-based technologies in some markets. Although most of our customers currently choose to receive broadband speeds of less than 10 Mbps, the HFC networks we are rolling out are based on DOCSIS 3.0 and allow us to offer speeds of up to 150 Mbps on our current infrastructure, which gives us scope to significantly raise our customers’ broadband speeds over time. As we retire analog channels over time, our HFC network infrastructure will eventually allow us to offer speeds of up to 1 Gbps. In the future, we may decide to introduce DOCSIS 3.1, which could enable even higher levels of throughput on our HFC networks.
We provide our B2C Home services on a postpaid basis, with customers paying recurring monthly subscription fees. In most markets, we offer bundled fixed services, such as our triple-play offering of cable TV, internet and fixed telephone. On average, our B2C Home customers typically contract more than one fixed service from us. In some markets, we also provide convergent services, which bundle both fixed and mobile services, to a very small portion of our total customer base.
B2B
In our B2B category, we provide mobile services, fixed services and value-added services (VAS) to large, small and medium businesses and governmental entities. B2B generated 16.9% of our consolidated service revenue (and 16.4% of our Latin America segment revenue) for the year ended December 31, 2018 and 19.1% of our consolidated service revenue (and 18.4% of our Latin America segment service revenue) for the year ended December 31, 2017.
We provide B2B in all of the markets in which we operate. Specifically, in Latin America, we provide B2B in Bolivia, Colombia, Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, Panama and Paraguay. In Africa, we provide B2B in Tanzania and Chad.
We believe that B2B is under-represented in our current revenue mix given our overall mobile market share, strong market position and advanced networks, and B2B therefore represents a significant growth opportunity for us. We expect that the ongoing expansion of our HFC networks in Latin America will help to make us more competitive and increase our share of the B2B market. In addition, as we expand our fixed networks throughout our markets, we can better compete for large enterprise and government contracts that typically require a national presence, and we will be better placed to offer fixed, mobile and other value-added services, such as cloud-based services and data center capacity. We already see evidence of this in Colombia, where we have a more extensive fixed network than in our other markets, and where the proportion of revenue we generate from B2B is significant larger than in our other Latin America countries.
We have already deployed more than 110,000 kilometers of fiber in our Latin American markets, and we are expanding our product portfolio to deliver more VAS and business solutions, such as cloud-based services and ICT managed services. In 2016, we inaugurated new data centers in Paraguay, Bolivia and Colombia that will allow us to better serve small and midsize businesses (“SMB”) and large enterprise customers that require robust infrastructure and redundancy to achieve their own operational efficiency goals and meet business continuity needs. We have also established partnerships, such as our partnership with Jasper (Cisco), that we believe can open new possibilities in machine-to-machine (“M2M”) and Internet of Things (“IoT”), such as smart cities, telematics, smart metering, and smart vending machines.
Our markets
Overview
The Millicom Group’s risks and rates of return for its operations are predominantly affected by operating in different geographical regions. We have businesses in two regions: Latin America and Africa, which constitute our two segments. Our Latin America segment includes the Guatemala and Honduras joint ventures as if they were fully consolidated, as this reflects the way our management reviews and uses internally reported information to make decisions about operating matters. Our Africa segment does not include our joint venture in Ghana because our management does not consider it a strategic part of our group. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Operating Results — Our Segments.”
•
Latin America.   The Latin American markets we serve are Bolivia, Colombia, Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, Panama and Paraguay. We provide B2C Mobile in each of our Latin American markets except for Costa Rica, Nicaragua and Panama, and B2C Home in each of our Latin American markets except for Nicaragua. We provide B2B in all of our Latin American markets.

•
Africa.   The African markets we serve are Chad and Tanzania, in each of which we provide B2C Mobile and B2B. Our joint venture with Bharti Airtel provides mobile services in Ghana. We do not provide B2C Home in any of our African markets.

Latin America
For the years ended December 31, 2018 and 2017, revenue generated by our Latin America segment was $5,485 million and $5,441 million, respectively.
As of December 31, 2018, our B2C Home business had a network that passed 11 million homes and was connected to 4.1 million homes in Latin America.
An important recent trend in the Latin American telecommunications market has been the growth in fixed broadband penetration. We have significantly increased the coverage of our HFC network largely in response to demand for high-speed fixed broadband services. As of December 31, 2018, our HFC network passed 9.8 million homes, a 15.6% increase from December 31, 2017 (10.5 million, and 25.1% increase if we include Panama), and had connected 2.7 million homes, a 17.4% increase from December 31, 2017 (3.1 million, and a 33.2% increase if we include Panama).

The following chart shows the relative revenue generation of each country in our Latin America segment for 2018:
Bolivia
We provide B2C Mobile, B2C Home and B2B in Bolivia through Telefonica Celular de Bolivia S.A. (“Telecel Bolivia”), which is wholly owned by the Millicom Group. We have operated in Bolivia since 1991.
B2C Mobile:   As of December 31, 2018, we served 3.5 million subscribers and were the second largest provider of mobile services in Bolivia, as measured by total subscribers.
B2C Home:   As of December 31, 2018, we were the largest provider of broadband and pay-TV services in Bolivia, as measured by subscribers, and we had 389,000 customer relationships. We offer broadband services through HFC, and we provide pay-TV primarily through HFC and DTH in Bolivia. We also offer pay-TV services through Multichannel Multipoint Distribution Service (“MMDS”), but we have been gradually migrating our MMDS customers to HFC, which allows us to provide a better customer experience and to generate additional revenue from each customer we upgrade to HFC.
B2B:   Our B2B revenue in Bolivia comes primarily from mobile services, but B2B revenues from fixed services have been growing more rapidly than for mobile, as a result of the rapid expansion of our fixed network infrastructure in recent years. Small and mid-sized businesses represent the largest customer group as measured by revenue for our B2B services in Bolivia.
Colombia
We provide B2C Mobile, B2C Home and B2B in Colombia through Colombia Móvil S.A., which is a wholly owned subsidiary of UNE, in which we own a 50% plus one voting share interest. We have operated in Colombia through Colombia Móvil S.A. since 2006 and acquired our interest in UNE, with which we had previously co-owned Colombia Móvil S.A., via a merger in 2014. Since the merger, we have been marketing our services using the Tigo and Tigo-UNE brands.
B2C Mobile:   As of December 31, 2018, we served 8.3 million subscribers and were the third largest provider of mobile services in Colombia, as measured by subscribers.
B2C Home:   Tigo-UNE is one of the principal digital cable operators in Colombia. As of December 31, 2018, we were the second largest provider of pay-TV and broadband internet services in Colombia, as measured by subscribers, with 1.7 million customer relationships. We have been investing heavily to expand the reach of our HFC network and to upgrade our copper network to HFC. By extending the reach of our HFC network in areas historically served by our copper network, we can gradually migrate our copper customers onto our HFC network, thus significantly enhancing the customer experience by expanding the range of products and services they can choose from, including the availability of faster broadband speeds. In Colombia, we also use DTH to provide pay-TV services to customers located outside of our HFC network coverage area.

B2B:   Given the extensive reach of our fixed network, we generate significantly more B2B revenue in Colombia than in the other countries where we operate, and our B2B revenue in Colombia comes principally from fixed services, such as telephone, corporate solutions, broadband connectivity and business solutions. We provide B2B in Colombia to SMBs, large enterprises, multinationals, government entities, and wholesale customers. As in other countries, the SMB customer group is the largest contributor to our B2B revenue in Colombia.
Costa Rica
We provide B2C Home and B2B in Costa Rica through Cable Costa Rica S.A. (“Tigo Costa Rica”), which is wholly owned by the Millicom Group. We have operated in Costa Rica since our acquisition of Amnet in 2008. Amnet and its predecessor companies began operating in Costa Rica in 1982, and the company was the first to provide pay-TV services in the country.
B2C Home:   As of December 31, 2018, we were the largest provider of pay-TV and the second largest provider of broadband internet services in Costa Rica, as measured by subscribers, and we had 264,000 customer relationships.
B2B:   Our B2B revenue in Costa Rica comes entirely from fixed services. A majority of our B2B revenue in Costa Rica is derived from large enterprises and multinational companies.
El Salvador
We provide B2C Mobile, B2C Home and B2B in El Salvador through Telemóvil El Salvador, S.A. de C.V. (“Telemóvil”), which is wholly owned by the Millicom Group. We have operated in El Salvador since 1993.
B2C Mobile:   As of December 31, 2018, we served 2.5 million subscribers and were the largest provider of mobile services in El Salvador as measured by subscribers.
B2C Home:   Telemóvil is a leading cable operator in El Salvador. As of December 31, 2018, we were the largest provider of pay-TV and the second largest provider of broadband internet services, as measured by subscribers, with a total of 273,000 customer relationships.
B2B:   Our B2B revenue in El Salvador comes predominately from fixed services. SMBs represent our largest customer segment for B2B in El Salvador, as measured by revenue.
Guatemala
We provide fixed and mobile services in Guatemala, principally through Comcel, a joint venture in which Millicom holds a 55% equity interest. The remaining 45% of Comcel is owned by our local partner. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Operating Results — Our Guatemala and Honduras operations” for details regarding the accounting treatment of our Guatemala operations. We have operated in Guatemala since 1990.
B2C Mobile:   As of December 31, 2018, we provided B2C mobile services to 10.7 million customers and were the largest provider of mobile services in Guatemala, as measured by subscribers.
B2C Home:   As of December 31, 2018, our joint venture was the second largest provider of pay-TV and broadband internet services in Guatemala, as measured by subscribers, and it served 485,000 customer relationships with both its HFC network and DTH services.
B2B:   Our B2B revenue in Guatemala comes from both mobile and fixed services. We provide B2B in Guatemala to customers of all sizes, but SMBs represent our largest customer group by revenue.
Honduras
We provide services in Honduras through Telefonica Celular S.A. de C.V. (“Celtel”), a joint venture in which the Millicom Group holds a 66.67% equity interest. The remaining 33.33% of Celtel is owned by our local partner. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Operating Results — Our Guatemala and Honduras operations” for details regarding the accounting treatment of our Honduras operations. We have operated in Honduras since 1996.

B2C Mobile:   As of December 31, 2018, we served 4.5 million B2C mobile subscribers, and we were the largest provider of mobile services, as measured by subscribers.
B2C Home:   As of December 31, 2018, we were the second largest provider of pay-TV and the third largest provider of broadband internet services, as measured by subscribers, with 165,000 customer relationships. We offer triple-play services (cable TV, internet and fixed telephone) using our HFC network in Honduras, and we also offer DTH, expanding the reach of our pay-TV offering to areas not covered by our HFC network. We continue to invest to expand and upgrade the capacity of our HFC network in Honduras.
B2B:   A majority of our B2B revenue in Honduras comes from mobile services, SMBs represent our largest customer group as measured by revenues.
Nicaragua
We currently have a very small presence in Nicaragua, where we provide only fixed B2B services. In 2018, we generated less than $15 million in revenue from the country. We have operated in Nicaragua since 1999. Millicom recently purchased 100% of the shares of Telefonía Celular de Nicaragua, S.A., with the acquisition closing on May 16, 2019. See “Recent Developments — The Telefonica CAM Acquisitions.”
Panama
We provide B2C Home and B2B in Panama through Cable Onda, which is 80% owned by the Millicom Group with the remaining 20% owned by our local partners. We have operated in Panama since our acquisition of Cable Onda in December 2018. Cable Onda and its predecessor companies began operating in Panama in 1982, and the company was the first to provide pay-TV services in the country.
B2C Home:   As of December 31, 2018, we were the largest provider of pay-TV and the largest provider of broadband internet services in Panama, as measured by subscribers, and we had 368,000 HFC customer relationships.
B2B:   Our B2B revenue in Panama comes entirely from fixed services. A majority of our B2B revenue in Panama is derived from large enterprises and multinational companies.
Paraguay
We provide B2C Mobile, B2C Home and B2B in Paraguay through various subsidiaries which are all wholly owned by the Millicom Group. Our largest subsidiary in Paraguay is Telefonica Celular del Paraguay S.A. (“Telecel Paraguay”). We have operated in Paraguay since 1992.
B2C Mobile:   As of December 31, 2018, we had 3.0 million B2C mobile subscribers, and we were the largest provider of mobile services in Paraguay, as measured by total mobile subscribers.
B2C Home:   We are the largest provider of pay-TV and broadband internet services in Paraguay as measured by subscribers. As of December 31, 2018, we had 406,000 customer relationships with our network, DTH, and, to a much lesser extent, other technologies. We offer pay-TV services primarily using our HFC network, and we use our DTH license to offer pay-TV in areas not reached by our HFC. We offer residential broadband internet services mostly using our HFC network, but we also employ fixed wireless technology to provide service beyond the reach of our HFC network. We have exclusive rights to broadcast Paraguay’s soccer championship games through 2020, and we have exclusive sponsorship rights in telecommunications for the Paraguayan National Soccer Team through 2022.
B2B:   We derive more than half of our B2B revenue in Paraguay from mobile services. From a customer standpoint, our B2B revenue is split relatively evenly between SMB on the one hand, and large enterprises and multinational corporations, on the other.
Africa
For the years ended December 31, 2018 and 2017, the revenue generated by our Africa segment was $526 million, for each year.

As of December 31, 2018, we had 15.9 million B2C Mobile customers in Africa. In addition to the African markets described below, we own a 50% interest in a joint venture with Bharti Airtel that provides mobile services in Ghana. We do not consider our Ghana joint venture to be a strategic part of our Group.
Chad
We provide mostly B2C Mobile services in Chad through Millicom Tchad S.A. (“Millicom Tchad”), which is wholly owned by the Millicom Group. We also offer B2B services in Chad, but revenue from these services has historically been minimal. We have operated in Chad since 2005.
B2C Mobile:   As of December 31, 2018, we had 3.3 million subscribers and were the largest provider of mobile services in Chad, based on total mobile subscribers.
Tanzania
We provide mostly B2C Mobile services in Tanzania primarily through Millicom Tanzania, which is wholly owned by the Millicom Group. We also offer B2B services in Tanzania, but revenue from these services has historically been minimal. We have operated in Tanzania since 1994.
On October 22, 2015, we acquired 85% of Zantel, a telecommunications provider operating mainly in Zanzibar, a semiautonomous region of Tanzania.
The Tanzanian government has implemented legislation requiring telecommunications companies to list their shares on the Dar es Salaam Stock Exchange and offer 25% of their shares in a Tanzanian public offering. Though we have not yet complied with this requirement, we are currently planning for the IPO of our Tanzanian operation pursuant to the legislation. There can be no guarantee if or when such IPO may occur, or the ownership share of our Tanzanian operation that we may sell in the IPO.
B2C Mobile:   As of December 31, 2018, Millicom Tanzania had 11.6 million and Zantel had 1.0 million B2C mobile subscribers. On a combined basis, we were the second largest mobile provider in Tanzania, as measured by total subscribers.
Regulation
The licensing, construction, ownership and operation of cable TV and mobile telecommunications networks and the grant, maintenance and renewal of cable TV and mobile telecommunications licenses, as well as radio frequency allocations and interconnection arrangements, are regulated by different governmental authorities in each of the markets that Millicom serves. The regulatory regimes in the markets in which Millicom operates are less developed than in other countries such as the United States and countries in the European Union, and can therefore change quickly. See “Risk Factors — Risks Relating to the Markets in Which We Operate — Developing legal systems in the countries in which we operate create a number of uncertainties for our businesses.”
Typically, Millicom’s cable and mobile operations are regulated by the government (e.g., a ministry of communications), an independent regulatory body or a combination of both. In all of the markets in which Millicom operates, there are ongoing discussions and consultation processes involving other operators and the governing authorities regarding issues such as mobile termination rates and other interconnection rates, universal service obligations, interconnection obligations, spectrum allocations, universal service funds and other industry levies and number portability. This list is not exhaustive; such ongoing discussions are a typical part of operating in a regulated environment.
Changes in regulation can sometimes impose new burdens on the telecommunications industry and have a material impact on our business and on our financial results. For example, beginning in 2014, the government of El Salvador introduced new restrictions on our ability to provide mobile services in specific geographic areas within the country, requesting specifically that our mobile signal not reach inside the  country’s incarceration facilities scattered throughout the country. In order to adequately comply with this requirement, we eventually resorted to shutting down more than 10% of our network infrastructure, which significantly reduced traffic on our network and negatively impacted our revenue, profitability, and service quality in the country. Similar laws have been adopted in Honduras and considered or proposed in Guatemala. In 2015, the Colombian regulator introduced new rules that impede the industry’s ability to bundle a subsidized handset with a mobile service contract, thus significantly limiting our ability to attract new mobile customers by offering handsets at subsidized prices, directly impacting handset affordability and causing a sharp decline in our handset sales. In 2016, the regulator in Paraguay introduced new rules that forced us to extend the maturity of unused prepaid data allowances from 30 to 90 days, which had an immediate negative impact on the frequency of top-ups data purchases and a consequent negative impact on our revenue. In 2017, the Colombian regulator lowered mobile interconnection rates and introduced new caps for tariffs on wholesale services. These changes negatively impacted both our revenue and our profitability in Colombia in 2017. The Colombian regulator has also challenged Colombia Móvil’s license fee, stating that it should be a significantly higher amount than we had paid. The regulator has sought to nullify an arbitral award in our favor in this matter. In addition, regulators in certain of our markets have reduced interconnect fees, which represented 7% of our revenue in fiscal 2017, and if rates are reduced further or regulators in other markets reduce interconnect fees, these measures could have a material adverse effect on our overall results of operation.
The mobile services we provide require the use of spectrum, for which we have various licenses in each country where we provide mobile services. Spectrum licenses have expiration dates that typically range from 10 to 20 years. Historically, we have been able to renew our licenses upon expiration by agreeing to pay additional fees. We expect to continue to renew our current licenses as they expire, and we expect to acquire new spectrum licenses as they become available in the future. The table below summarizes our most important current spectrum holdings by country for the Latin America region.
Country	Spectrum	Blocks	Expiration date
Bolivia	850MHz	2x12.5MHz	2030
Bolivia	700MHz	2x12MHz	2028
Bolivia	AWS	2x15MHz	2028
Bolivia	1900MHz	2x10MHz	2028
Colombia	1900MHz	2x5MHz	2026
Colombia	1900MHz	2x5MHz	2019
Colombia	1900MHz	2x2.5MHz	2021
Colombia	AWS	2x20MHz	2023
El Salvador	850MHz	2x12.5MHz	2038
El Salvador	1900MHz	2x5MHz	2041
El Salvador	1900MHz	2x5MHz	2028
Guatemala	850MHz	2x24MHz	2032
Guatemala	2600MHz	2x10MHz	2032
Honduras	850MHz	2x24MHz	2028
Honduras	AWS	2x20MHz	2028
Paraguay	850MHz	2x12.5MHz	2021
Paraguay	1900MHz	2x15MHz	2022
Paraguay	AWS	2x15Mz	2021
Paraguay	700MHz	2x12.5MHz	2023
Below, we provide further regulatory details in respect of certain of our countries of operation in Latin America.
Bolivia:   We hold a license to provide telecommunication services in Bolivia until 2051, mobile service authorization and spectrum licenses until 2030, and cable and VOIP and internet authorizations until 2028.
Colombia:   Colombia Móvil has three separate nationwide spectrum licenses in the 1900 MHz band. In June 2013, Colombia Móvil, acquired spectrum in the AWS (1700/2100 MHz) band, which we use to offer 4G services. In order to reduce the cost and accelerate the deployment of the 4G network, we entered into a network sharing agreement with our competitor, Telefónica Colombia. Colombia Móvil also has an indefinite license (Habilitación General) that allows the company to offer several nationwide telecommunication services. In March 2017, the regulator announced that it was planning an auction of spectrum in the 700 MHz and 1900 MHz bands, but the terms and timing of the auction are still uncertain. Our cable TV license is currently set to expire in December 2019, though we currently foresee no material difficulty in renewing the license.
Costa Rica:   We hold two cable licenses which expire in 2029 and a license to operate telecommunications services which expires in 2019.
El Salvador:   In 2017, Telemóvil successfully renewed all of its spectrum licenses, and the regulator has announced plans to conduct auctions for additional spectrum in the near future.
Guatemala:   Comcel operates a nationwide mobile network, and it holds spectrum licenses that expire in 2032. In recent years, the regulator has discussed the possibility of auctioning additional spectrum, but formal plans have not yet been announced.
Honduras:   Celtel owns spectrum licenses in the 850 MHz and AWS bands, and these expire in 2028. In June 2016, the Honduran government approved a multi-band spectrum auction of frequencies in the 700 MHz, 900 MHz and 2500 MHz bands. The auction was initially planned to be conducted by the end of 2017, but the exact terms and timing are still uncertain.
Panama:   We hold three telephone licenses that expire in 2022, two cable TV licenses that expire in 2024, a radio license that expires in 2025 and a commercial data transmission license and an Internet for public access license that expire in 2038.
Paraguay:   We own licenses for four blocks of spectrum in Paraguay, and these give us access to low, mid, and high frequencies, which provide an optimal mix to allow us to offer high-quality network coverage and give us with the ability to increase network capacity to meet growing traffic demand needs.
Below, we provide further regulatory details in respect of our countries of operation in Africa.
Chad:   We hold licenses for 2x10 MHz of spectrum in the 900 MHz band, 2x25 MHz of spectrum in the 1800 MHz band and 2x10 MHz of spectrum in the 2100 MHz band. Our licenses expire in 2024.
Tanzania:   Millicom Tanzania has licenses for network facilities services and network services that expire in 2032 and a license for application services that expires in 2022. Zantel has a National Application Services license that expires in 2026 and a license to use radio frequency spectrum resources, which will expire in 2031. One of our Tanzania subsidiaries, Telesis Tanzania Ltd. (“Telesis”), holds 4G spectrum in Tanzania with 2x10 MHz of spectrum in the 700/800 MHz band. Telesis has licenses for network facilities services, network services and to use radio frequency spectrum resources that expire in 2037.
Trademarks and licenses
We own or have rights to some registered trademarks in our business, including Tigo®, Tigo Business®; Tigo Sports®, Tigo Music®, Tigo Money®, Tigo OneTv®, Cable Onda®, Zantel®, Millicom® and The Digital Lifestyle®, among others. Under a number of trademark license agreements and letters of consent, certain operating subsidiaries are authorized to use the Tigo and Millicom trademarks under the applicable terms and conditions.

ORGANIZATIONAL STRUCTURE
The parent company, MIC S.A., is a Luxembourg public limited liability company (société anonyme). The following table identifies MIC S.A.’s main subsidiaries as of December 31, 2018:
Entity	Country	Activity	Ownership Interest (%)	Voting Interest (%)
Latin America
Telemovil El Salvador S.A. de C.V.	El Salvador	Mobile, Cable, DTH, PayTV, MFS	100	100
Navega.com SA, Sucursal El Salvador	El Salvador	Cable, DTH	100	100
Cable Costa Rica S.A.	Costa Rica	Cable, DTH	100	100
Telefonica Celular de Bolivia S.A.	Bolivia	Mobile, Cable, DTH, PayTV, MFS	100	100
Telefonica Celular del Paraguay S.A.	Paraguay	Mobile, MFS, Cable, PayTV	100	100
Cable Onda S.A.	Panama	Cable, PayTV, Internet, DTH, Fixed-line	80	80
Colombia Móvil S.A. E.S.P.	Colombia	Mobile	50-1 share	50+1 share
UNE EPM Telecomunicaciones S.A.	Colombia	Fixed-line, Internet, PayTV, Mobile	50-1 share	50+1 share
Edatel S.A. E.S.P.	Colombia	Fixed-line, Internet, PayTV, Cable	50-1 share	50+1 share
Africa
MIC Tanzania Public Limited Company	Tanzania	Mobile, MFS	100	100
Millicom Tchad S.A.	Chad	Mobile, MFS	100	100
Zanzibar Telecom Limited	Tanzania	Mobile, MFS	85	85
Unallocated
Millicom International Operations S.A.	Luxembourg	Holding Company	100	100
Millicom International Operations B.V.	Netherlands	Holding Company	100	100
Millicom LIH S.A.	Luxembourg	Holding Company	100	100
MIC Latin America B.V.	Netherlands	Holding Company	100	100
Millicom Africa B.V.	Netherlands	Holding Company	100	100
Millicom Holding B.V.	Netherlands	Holding Company	100	100
Millicom Spain S.L.	Spain	Holding Company	100	100
In addition, we provide services in Guatemala primarily through Comcel, a joint venture in which MIC S.A. indirectly holds a 55% equity interest. In Honduras, we provide services through Telefonica Celular S.A. de C.V. (“Celtel”), a joint venture in which MIC S.A. indirectly holds a 66.67% equity interest. In both Guatemala and Honduras, we entered into our joint ventures at inception of these businesses in the 1990s. At that time, Millicom had limited sources of capital and was investing heavily to deploy mobile operations in many countries around the world; these partners provided local market expertise and reduced Millicom’s overall capital needs. Despite the fact that Millicom owns more than 50% of the shares of these entities and has the right to nominate a majority of the directors of each of these entities, all decisions taken by the boards or the shareholders of these companies must be taken by a supermajority vote. This effectively gives either shareholder the ability to veto any decision and therefore neither shareholder has sole control over either entity.
We also own a 50% interest in Bharti Airtel Ghana Holdings B.V, a joint venture with Bharti Airtel to provide mobile services in Ghana. We entered into our joint venture in Ghana in 2017, when we agreed to combine our operations with those of Bharti Airtel, with the objective of gaining scale and to improve both our competitiveness and the profitability of our business in that country. Millicom has the right to nominate half of the directors of this joint venture, but as with the other joint ventures all decisions taken by the board or the shareholders must be taken by a supermajority vote.
PROPERTY, PLANT AND EQUIPMENT
Overview
We own, or have the right to access and use through long-term leases, telecommunications sites and related infrastructure and equipment in all of our markets. In addition, we own, or have the right to access and use through long-term finance leases, tower space, warehouses, office buildings and related telecommunications facilities in all of our markets. We are also party to several site sharing agreements whereby we share our owned telecommunications sites and related infrastructure and equipment, or lease such property from our counterparties in an effort to maximize the use of telecommunications sites globally. Our leased properties are owned by private individuals, corporations and sovereign states.
Assets used for the provision of cable TV and mobile telephone services include, without limitation:
•
switching, transmission and receiving equipment;

•
connecting lines (cables, wires, poles and other support structures, conduits and similar items);

•
diesel generator sets and air conditioners;

•
real property and infrastructure, including telecommunications towers, office buildings and warehouses;

•
easements and other rights to use or access real property;

•
access roads; and

•
other miscellaneous assets (work equipment, furniture, etc.).

Tower Infrastructure
In some of our markets, we have determined that owning passive infrastructure, such as mobile telecommunications towers, no longer confers a competitive advantage. As a result, we have completed a number of sale and lease-back transactions involving some of our tower assets in recent years. These transactions have allowed us to focus our capital investment on other fixed assets, such as network equipment, thereby increasing our network coverage, capacity and the overall quality of our service, while also improving our return on invested capital.
We continue to own a significant number of towers in some of our markets, especially in Central America, and we continuously assess the merits of entering into new sale and lease-back agreements, based in part on the competitive dynamics in our markets, but also on demand and investment appetite by tower companies. Our most recent lease-back agreements typically have (i) an initial 12-year term, with a right for us to renew for up to 10 or 20 years, and (ii) rent denominated and payable in local currency.
In 2017 and 2018, Millicom announced agreements to sell and leaseback wireless communications towers in Paraguay, Colombia and El Salvador to subsidiaries of American Tower Corporation and SBA Communications whereby Millicom agreed to the cash sale of tower assets and to lease back a dedicated portion of each tower to locate its network equipment.

The table below summarizes certain key terms of these transactions and their impact on the Millicom Group:
	Paraguay	Colombia	El Salvador
Signature date	April 26, 2017	July 18, 2017	February 6, 2018
Total number of towers expected to be sold	1,410	1,207	811
Total number of towers transferred as of December 31, 2018	1,276	902	496
Expected total cash proceeds ($ millions)	125	147	145
Cash proceeds received in 2017 ($ millions)	75	86	—
Cash proceeds received in 2018 ($ millions)	41	26	73
Upfront gain on sale recognized in 2017 ($ millions)	26	37	—
Upfront gain on sale recognized in 2018 ($ millions)	19	13	33
For additional information, see note C.3.4 to our audited consolidated financial statements included in our Annual Report and incorporated by reference into this prospectus.

Principal and Selling Shareholders
The following table and accompanying footnotes presents information relating to the beneficial ownership of our common shares (1) immediately prior to the completion of this offering, (2) following the sale of common shares in this offering, assuming no exercise of the underwriters’ option to purchase additional common shares, and (3) following the sale of common shares in this offering, assuming the underwriters’ option to purchase additional common shares is exercised in full, by:
•
each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding shares;

•
each of our directors and executive officers, individually;

•
all directors and executive officers as a group; and

•
the selling shareholder, which consists of the entity shown as having shares listed in the column “Shares to be Sold in Offering.”

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the common shares shown as beneficially owned by the shareholder in the table.
The percentages of beneficial ownership in the table below are calculated on the basis of the following numbers of shares outstanding:
•
immediately prior to the completion of this offering: 101,739,217 common shares;

•
following the sale of common shares in this offering, assuming no exercise of the underwriters’ option to purchase additional common shares: 101,739,217 common shares; and

•
following the sale of common shares in this offering, assuming exercise in full of the underwriters’ option to purchase additional common shares: 101,739,217 common shares.

MIC S.A. has only one class of shares, common shares, and each share entitles its holder to one vote at any meeting of shareholders.
The table below does not reflect any purchases of our common shares in the offering from our existing shareholders.
Unless otherwise indicated below, the address for each beneficial owner is c/o Millicom International Cellular S.A., 2, Rue du Fort Bourbon, L-1249 Luxembourg, Grand Duchy of Luxembourg.

	Shares Beneficially Owned Prior to Offering		Shares To Be Sold In Offering	Shares Beneficially Owned After Offering Without Exercise of Underwriters’ Option		Additional Common Shares To Be Sold In Offering With Full Exercise of Underwriters’ Option	Shares Beneficially Owned After Offering With Full Exercise of Underwriters’ Option
Shareholder	Shares	%		Shares	%		Shares	%
Selling Shareholder
Kinnevik AB (publ)(1)(2)	37,835,438	37.2%	11,000,000	26,835,438	26.4%	1,650,000	25,185,438	24.8%
Other 5% Shareholders
Dodge & Cox	8,215,636	8.1%	—	8,215,636	8.1%	—	8,215,636	8.1%
Directors and Executive Officers(3)
Mr. José Antonio Ríos García, Chairman of the Board of Directors	2,317	—	—	2,317	—	—	2,317	—
Ms. Pernille Erenbjerg, Deputy Chairman	698	—	—	698	—	—	698	—
Mr. Odilon Almeida, Director	3,338	—	—	3,338	—	—	3,338	—
Ms. Janet Davidson, Director	2,683	—	—	2,683	—	—	2,683	—
Mr. Tomas Eliasson, Director	3,955	—	—	3,955	—	—	3,955	—
Ms. Mercedes Johnson, Director	—	—	—	—	—	—	—	—
Mr. Lars-Åke Norling, Director	814	—	—	814	—	—	814	—
Mr. James Thompson, Director	7,407	—	—	7,407	—	—	7,407	—
Mr. Mauricio Ramos, Chief Executive Officer	145,577	—	—	145,577	—	—	145,577	—
Mr. Tim Pennington, Senior Executive Vice President, Chief Financial Officer	28,382	—	—	28,382	—	—	28,382	—
Mr. Esteban Iriarte, Executive Vice President, Chief Operating Officer, Latin America	29,657	—	—	29,657	—	—	29,657	—
Mr. Mohamed Dabbour, Executive Vice President, Head of Africa Division	6,544	—	—	6,544	—	—	6,544	—
Mr. Xavier Rocoplan, Executive Vice President, Chief Technology and Information Officer	38,533	—	—	38,533	—	—	38,533	—
Ms. Rachel Samrén, Executive Vice President, Chief External Affairs Officer	10,309	—	—	10,309	—	—	10,309	—
Mr. Salvador Escalon, Executive Vice President, General Counsel	23,940	—	—	23,940	—	—	23,940	—
Ms. Susy Bobenrieth, Executive Vice President, Chief Human Resources Officer	—	—	—	—	—	—	—	—
Mr. HL Rogers, Executive Vice President, Chief Ethics and Compliance Officer	1,592	—	—	1,592	—	—	1,592	—
Directors and members of the Executive Committee as a group	307,561	—	—	307,561	—	—	307,561	—

(1)
Represents indirect ownership of common shares by Kinnevik AB (publ) through its wholly owned subsidiary, Millcellvik AB. The address of Kinnevik AB (publ) and Millcellvik AB is: Skeppsbron 18, SE-103 13 Stockholm, Sweden.

(2)
Kinnevik has informed us that, subject to a successful completion of this offering, it currently intends to distribute all remaining common shares of MIC S.A. held by it to its shareholders through a distribution or a similar arrangement. The distribution will be subject to approval by Kinnevik’s shareholders and, if approved, would be expected to settle in December 2019. See “Summary — Recent Developments — Selling Shareholder’s Intention to Distribute All of the Remaining Common Shares of MIC S.A. Held by It Following this Offering” and “Risk Factors — Risks Relating to Ownership of Our Common Shares and the Offering — Kinnevik’s intention to distribute all of the remaining common shares of MIC S.A. held by it following this offering may impact our share price.” There can also be no guarantee that Kinnevik will proceed with the intended distribution on the currently contemplated terms and timing or at all.

(3)
The business address of all directors and executive officers is: c/o Millicom International Cellular S.A., 2, Rue du Fort Bourbon, L-1249 Luxembourg, Grand Duchy of Luxembourg.

Certain of our directors and executive officers, or our insiders, have indicated an interest in purchasing an aggregate of approximately $5 million of our common shares in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these persons, or any of these persons may determine to purchase more, less or no shares in this offering. The information in the above table does not reflect any potential purchases by these potential investors.

Description of Share Capital
For a description of our Articles of Association, please see “Item 10. Additional Information —  B. Memorandum and Articles of Association” in our Annual Report. The following is a description of our share capital. Such descriptions do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our Articles of Association. Prospective investors are urged to read the exhibits incorporated by reference for a complete understanding of our Articles of Association.
As of March 31, 2019, the Company’s authorized and registered share capital comprised 133,333,200 common shares and the Company’s issued and fully paid-up share capital comprised 101,739,217 common shares. The common shares have a par value of  $1.50 per share. We have not issued any shares in the last three years, and share grants to employees during this period have been settled with shares held in treasury.
As of March 31, 2019, the Company held 650,015 common shares as treasury shares at a total nominal value of  $1.50 per share. These shares are held for purposes of the Company’s long-term incentive programs. Voting rights attached to shares held in treasury are suspended by law.
As of March 31, 2019, there were 873,981 total unvested shares granted under the company’s long-term incentive programs, as described in “Item 6. Directors, Senior Management and Employees —  B. Compensation” of our Annual Report. As of such date, no options to acquire our shares were outstanding.
At the AGM held on May 2, 2019, shareholders authorized the Board of Directors of the Company, at any time between May 2, 2019 and the date of the 2020 AGM, provided the required levels of distributable reserves are met by the Company at that time, either directly or through a subsidiary or a third party, to engage in a share repurchase plan of the Company’s common shares to be carried out for all purposes allowed or which would become authorized by the laws and regulations in force, and in particular the Luxembourg law of 10 August 1915 on commercial companies, as amended (the “Share Repurchase Plan”) by using its available cash reserves, in an amount not exceeding the lower of  (i) five per cent (5%) of the Company’s outstanding share capital as of the date of the AGM (i.e., approximating a maximum of 5,086,960 shares corresponding to $7,630,440 in nominal value) or (ii) the then available amount of the Company’s distributable reserves on a parent company basis, on the Nasdaq Stock Market in the United States, Nasdaq Stockholm or any other recognized alternative trading platform, at an acquisition price which may not be less than SEK 50 per share (or the U.S. dollar equivalent) nor exceed the higher of  (x) the published bid that is the highest current independent published bid on a given date or (y) the last independent transaction price quoted or reported in the consolidated system on the same date, regardless of the market or exchange involved, provided, however, that when common shares are repurchased, the price shall be within the registered interval for the share price prevailing at any time (the so called spread), that is, the interval between the highest buying rate and the lowest selling rate. Notwithstanding such authorization, there is no guarantee that the Board of Directors will exercise its authority to repurchase any common shares of the Company.

Common Shares Eligible for Future Sale
We had 101,739,217 common shares outstanding as of March 31, 2019. We, our officers and directors and the selling shareholder will enter into lock-up agreements in connection with this offering that will restrict transfers for a period of 180 days, or in the case of our executive officers and directors, 90 days, following the date of this prospectus, subject to certain important exceptions. See “Underwriting.” Upon expiration of these lock-up agreements, all of the shares subject to these lock-up agreements will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144.
All of the common shares sold in this offering will be freely transferable by persons other than by our “affiliates” (as defined under Rule 144) without restriction or further registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”). Sales of substantial amounts of the common shares in the public market could adversely affect prevailing market prices of the common shares. Since no shares will be available for sale from certain of our shareholders shortly after this offering because of the contractual and legal restrictions on resale described below (including the lockup agreements), sales of substantial numbers of common shares in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.
Lock-Up Agreements
We and our selling shareholder, our executive officers and directors will agree not to sell or transfer any common shares or securities convertible into, exchangeable for, exercisable for, or repayable with common shares, for 180 days, or in the case of our executive officers and directors, 90 days, after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc., subject to certain important exceptions. Specifically, we and these other persons will agree, with certain important exceptions, including bona fide gifts, transfers by will or intestacy to a family member, charitable donations, transfers to a family trust, distributions to limited partners and transfers to affiliates, which in each case would be subject to the recipient signing a similar lock-up agreement, not to directly or indirectly:
•
offer, pledge, sell or contract to sell any common shares,

•
sell any option or contract to purchase any common shares,

•
purchase any option or contract to sell any common shares,

•
grant any option, right or warrant for the sale of any common shares,

•
lend or otherwise dispose of or transfer any common shares,

•
request or demand that we file a registration statement related to the common shares, or

•
enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common shares and to securities convertible into or exchangeable or exercisable for or repayable with common shares. It also applies to common shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. We do not currently expect any release of shares subject to lock-up agreements.
Rule 144
Under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) (1) who is not considered to have been one of our affiliates at any time during the 90 days preceding a sale and (2) who has beneficially owned the shares proposed to be sold for at least six months, including, in certain cases, the holding period of any prior owner other than an affiliate is entitled to sell his shares without restriction, subject to the Company’s compliance with the reporting obligations under the Exchange Act.

In general, under Rule 144, beginning March 26, 2019 (90 days after the date of our becoming a reporting company under the Exchange Act on December 26, 2018), a person who is our affiliate and has beneficially owned common shares for at least six months was entitled to sell within any three-month period a number of shares that does not exceed the greater of  (1) 1.0% of the number of common shares then issued and outstanding and (2) the average weekly trading volume of the common shares on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 in connection with the sale.
Any such sales by an affiliate are also subject to manner of sale provisions, notice requirements and our compliance with Exchange Act reporting obligations.
Regulation S
Regulation S under the Securities Act provides that shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that the Company’s shares may be sold in some other manner outside the United States without requiring registration in the United States.

Taxation
The following summary contains a description of certain Luxembourg and U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the common shares, is not applicable to all categories of investors, some of which may be subject to special rules, and does not address all of the Luxembourg and U.S. federal income tax considerations applicable to any particular holder. The summary is based upon the tax laws of Luxembourg and regulations thereunder and on the tax laws of the United States and regulations thereunder (and the other authorities described below) as of the date hereof, which are subject to change.
Prospective purchasers of our common shares should consult their own tax advisors about the particular Luxembourg and U.S. federal, state, local and other tax consequences to them of the acquisition, ownership and disposition of our common shares.
Luxembourg Tax Considerations
Where in this summary English terms and expressions are used to refer to Luxembourg concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Luxembourg concepts under Luxembourg tax law. This summary assumes that MIC S.A. is organised, and that its business will be conducted, in the manner outlined in this prospectus. A change to such organisational structure or to the manner in which the Issuer conducts its business may invalidate the contents of this summary, which will not be updated to reflect any such change.
This summary is based on the tax law of Luxembourg (unpublished case law not included) as it stands at the date of this prospectus. The tax law upon which this summary is based, is subject to changes, possibly with retroactive effect. Any such change may invalidate the contents of this summary, which will not be updated to reflect such change.
The summary in this Luxembourg Tax Considerations paragraph does not address the Luxembourg tax consequences for a holder of MIC S.A. who:
(i) is a person who may be deemed an owner of MIC S.A. shares for Luxembourg tax purposes pursuant to specific statutory attribution rules in Luxembourg tax law;
(ii) is a corporate entity with a specific tax regime and as such not subject to Luxembourg income tax such as an entity governed by the law of May 11, 2007, on Family Estate Management Companies (as amended) or by the Law of February 13, 2007, on Specialized Investment Funds (as amended) or by the Law of December 17, 2010, on Undertakings for Collective Investment (as amended) or by the law of July 23, 2016, on Reserved Alternative Investment Funds not having the exclusive purpose of investing in risk capital
(iii) is, although in principle subject to Luxembourg corporation tax, in whole or in part, specifically exempt from that tax in connection with income from MIC S.A. shares;
(iv) owns MIC S.A. shares in connection with a membership of a management board or a supervisory board, an employment relationship, a deemed employment relationship or management role;
(v) has a substantial interest in the Issuer or a deemed substantial interest in the Issuer for Luxembourg tax purposes.
Luxembourg withholding tax on dividends paid on MIC S.A. shares
The Issuer is generally required to withhold Luxembourg dividend withholding tax at a rate of 15% from dividends distributed by the Issuer, subject to possible relief under Luxembourg domestic law or an applicable Luxembourg income tax treaty depending on a particular holder of MIC S.A. shares’ individual circumstances.
The concept “dividends distributed by the Issuer” as used in this Luxembourg Tax Considerations paragraph includes, but is not limited to, distributions in cash or in kind, deemed dividends.

Luxembourg resident holders
Luxembourg withholding tax on dividends paid by MIC S.A. to a Luxembourg resident individual holder may entitle such holder to a tax credit for the tax withheld.
Non-Luxembourg resident individual holders
In the case the non-Luxembourg resident holder fulfils the requirements to benefit from a withholding tax exemption or is entitled to a reduced withholding tax under an applicable double tax treaty but has been subject to this 15% withholding tax it may claim a refund from the Luxembourg tax administration.
Luxembourg income tax on dividends and capital gains received from MIC S.A. shares
Fully taxable resident corporate shareholders
For resident corporate taxpayers, dividends (and other payments) derived from shares held in a company and capital gains realized on the sale of shares in a company are, in principle, fully taxable, except that, as described in further detail below, (i) dividends can benefit either from a full exemption if the conditions of article 166 LITL are met or from a 50% exemption if the conditions of Article 115 (15a) LITL are met, and (ii) capital gains realized by resident corporate shareholders are fully exempt if the conditions of the Grand Ducal Decree of December 21, 2001, (as amended) are fulfilled.
Under the Luxembourg participation exemption on dividends as implemented by Article 166 LITL, dividends derived from shares may be exempt from income tax at the level of the resident corporate shareholder if cumulatively, (i) the shareholder is either (a) a fully taxable resident collective entity taking one of the forms listed in the appendix to paragraph 10 of Article 166 LITL, (b) a fully taxable resident corporation not listed in the appendix to paragraph 10 of Article 166 LITL, (c) a permanent establishment of a collective entity referred to in Article 2 of the Parent-Subsidiary Directive, (d) a permanent establishment of a corporation resident in a State with which the Grand Duchy of Luxembourg has signed an agreement in an attempt to avoid double taxation, or (e) a permanent establishment of a corporation or a cooperative society resident in a State party to the European Economic Area Agreement other than a Member State of the European Union, (ii) the subsidiary is either (a) a collective entity referred to in Article 2 of the Parent-Subsidiary Directive, (b) a fully taxable resident corporation not listed in the appendix to paragraph (10) of Article 166 LITL, or (c) a non-resident corporation fully subject to a tax corresponding to the Luxembourg corporate income tax, and (iii) the shareholder has held or commits itself to hold, for an uninterrupted period of at least 12 months in both comparison periods, a participation representing at least 10% in the share capital of the subsidiary or an acquisition price of at least €1.2 million. Liquidation proceeds are deemed to be a received dividend and may be exempt under the same conditions. The participation through an entity that is transparent for Luxembourg income tax purposes is to be considered as direct participation in proportion to the amount held in the net assets invested in that tax transparent entity.
The Luxembourg participation exemption regime may be denied if the income is (i) deductible in the other EU Member State paying such income or (ii) paid as part of an arrangement or a series of arrangements that, having been put into place with the main purpose or one of the main purposes of obtaining a tax advantage that defeats the object or purpose of the Parent-Subsidiary Directive, is not genuine having regard to all relevant facts and circumstances. For the purposes of this anti-avoidance rule, an arrangement, which may comprise several steps or parts, or a series of arrangements, is considered as not genuine to the extent that it is not put into place for valid commercial reasons that reflect economic reality.
Expenses, including interest expenses and impairments, in direct economic relation with the shareholding held by a resident corporate shareholder should not be deductible for income tax purposes up to the amount of any exempt dividend derived during the same financial year. Expenses exceeding the amount of the exempt dividend received from such shareholding during the same financial year should remain deductible for income tax purposes.
If the conditions of the Luxembourg participation exemption, as described above, are not met, 50% of the gross amount of dividends may however be exempt from corporate income tax in accordance with Article 115 (15a) LITL if such dividends are received from (i) a fully taxable corporation resident in

Luxembourg, (ii) a corporation (a) resident in a State with which the Grand Duchy of Luxembourg has signed an agreement in an attempt to avoid double taxation, and (b) fully subject to a tax corresponding to the Luxembourg corporate income tax, or (iii) a company resident in a Member State of the European Union and referred to in Article 2 of the Parent-Subsidiary Directive.
Capital gains realized on shares by resident corporate shareholders may be exempt from corporate income tax if the conditions mentioned above under the Luxembourg participation exemption on dividends are met, except that the acquisition price must be of at least €6 million instead of  €1.2 million. The participation through an entity that is transparent for Luxembourg income tax purposes is to be considered as direct participation in proportion to the amount held in the net assets invested in that tax transparent entity. Taxable gains are determined as being the difference between the price for which the shares have been disposed of and the lower of their cost or book value.
Capital gains realized upon the disposal of shares should remain taxable for an amount corresponding to the sum of the expenses related to the shareholding and impairments recorded on the shareholding that reduced the taxable basis of the resident corporate shareholder in the year of disposal or in previous financial years.
Resident individual shareholders
For resident individual shareholders, dividends derived from shares and capital gains realized on the sale of shares are, in principle, subject to income tax at the progressive ordinary rate (with a current effective marginal rate of up to 42%). Such income tax rate is increased by 7% for income not exceeding €150,000 for single taxpayers and €300,000 for couples taxed jointly, and by 9% for income above these amounts. In addition, a 1.4% dependence insurance contribution is due.
50% of the gross amount of dividends derived from shares may however be exempt from income tax, if the conditions laid down under Article 115 (15a) LITL, as described above, are complied with. In addition, a total lump-sum of  €1,500 (which is doubled for taxpayers who are jointly taxable) is deductible from the total of dividends received during the tax year.
Capital gains realized on the disposal of the shares by resident individual shareholders who act in the course of the management of their private wealth, will in principle only be taxable if said capital gains qualify either as speculative gains or as gains on a substantial participation. A disposal may include a sale, an exchange, a contribution or any other kind of alienation of shares. Capital gains are deemed to be speculative if the shares are disposed within six months after their acquisition or if their disposal precedes their acquisition. Speculative gains realized during the year that are equal to, or are greater than, €500 are subject to income tax at ordinary rates. A participation is deemed to be substantial where a resident individual shareholder holds, either alone or together with his spouse, his partner or minor children, directly or indirectly, at any time within the 5 years preceding the disposal, more than 10% of share capital of a collective entity. A shareholder is also deemed to alienate a substantial participation if such participation (i) has been acquired free of charge, within the 5 years preceding the transfer, and (ii) was constituting a substantial participation in the hands of the alienator (or the alienators in case of successive transfers free of charge within the same 5 year period). Capital gains realized on a substantial participation more than six months after the acquisition thereof may benefit from an allowance of up to €50,000 granted for a ten-year period (which is doubled for taxpayers who are jointly taxable). They are subject to income tax according to the half-global rate method (i.e., the average rate applicable to the total income is calculated according to progressive income tax rates and half of the average rate is applied to the capital gains realized on the substantial participation).
Capital gains realized on the disposal of the Company’s shares by resident individual shareholders, who act in the course of their professional or business activity, are subject to income tax at ordinary rates. Taxable gains are determined as being the difference between the price for which the shares have been disposed of and the lower of their cost or book value.

Other Taxes
Net wealth tax
Whilst non-resident corporate taxpayers may only be subject to net wealth tax on their Luxembourg wealth, resident corporate taxpayers are in principle subject to net wealth tax at the rate of 0.5% for net wealth up to €500 million and at 0.05% for net wealth exceeding this threshold, unless a double tax treaty provides for an exemption or the asset may benefit from the Luxembourg participation exemption regime. Net worth is referred to as the unitary value (valeur unitaire), as determined at January 1 of each year. The unitary value is basically calculated as the difference between (a) assets estimated at their fair market value and (b) liabilities vis-à-vis third parties, unless one of the exceptions mentioned below are satisfied.
A resident corporate shareholder will be subject to net wealth tax on shares, except if  (i) the shareholder is a securitization company governed by the Law of March 22, 2004, on Securitization (as amended) or an investment company in risk capital governed by the Law of June 15, 2004, on Venture Capital Vehicles (as amended) or a specialized investment fund governed by the Law of February 13, 2007, on Specialized Investment Funds (as amended) or a family wealth management company governed by the Law of May 11, 2007, on Family Estate Management Companies (as amended) or an undertaking for collective investment governed by the Law of December 17, 2010, on Undertakings for Collective Investment (as amended) or a pension-saving company as well as a pension-saving association, both governed by the Law of July 13, 2005, (as amended) or a reserved alternative investment fund governed by the law of July 23, 2016, or (ii) if the conditions mentioned above for the participation exemption regime on dividend income are met at the end of the previous year (except that no minimum holding period is required).
A resident corporate shareholder may further be subject to either a minimum net wealth tax of  €4,815 or to a progressive minimum net wealth tax from €535 to €32,100, which depends on the total assets on their balance sheet. The minimum net wealth tax of  €4,815 will be applicable for a resident corporate shareholder, which has a minimum of 90% of fixed financial assets, transferable securities and cash at bank on its balance sheet, except if its accumulated fixed financial assets do in addition not exceed €350,000, in which case it may benefit from the a minimum net wealth tax of  €535. Items (e.g., real estate properties or assets allocated to a permanent establishment) located in a treaty country, where the latter has the exclusive tax right, are not considered for the calculation of the 90% threshold.
Despite the above mentioned exceptions, the minimum net wealth tax also applies if the resident corporate shareholder is a securitization company governed by the Law of March 22, 2004, on Securitization (as amended) or an investment company in risk capital governed by the Law of June 15, 2004, on Venture Capital Vehicles (as amended) or a pension-saving company as well as a pension-saving association, both governed by the Law of July 13, 2005, (as amended) or a reserved alternative investment fund having the exclusive purpose of investing in risk capital governed by the law of July 23, 2016.
Inheritance tax
Where a shareholder is a resident of Luxembourg for tax purposes at the time of his/her death, shares are included in his/her taxable estate for inheritance tax assessment purposes.
Gift tax
Gift tax may be due on a gift or donation of shares if recorded in a Luxembourg notarial deed or otherwise recorded in Luxembourg.
Registration taxes and stamp duties
In principle, the disposal of shares is not subject to Luxembourg registration tax or stamp duty.
However, a registration duty may be due in the case where (i) the deed acknowledging the disposal of shares is either attached (annexé) to a deed subject to a mandatory registration in Luxembourg (e.g., public deed) or lodged with a notary’s records (déposé au rang des minutes d’un notaire), or (ii) in case of a registration of such deed on a voluntary basis.

Material U.S. Federal Income Tax Considerations for U.S. Holders
In the opinion of Davis Polk & Wardwell, the following is a description of material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our common shares. It does not describe all tax considerations that may be relevant to a particular person’s decision to hold common shares. This discussion applies only to a U.S. Holder that holds common shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:
•
certain financial institutions;

•
dealers or traders in securities who use a mark-to-market method of tax accounting;

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persons holding common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the common shares;

•
persons subject to special tax accounting rules as a result of any item of gross income with respect to our common shares being taken into account in an applicable financial statement;

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persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

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entities classified as partnerships for U.S. federal income tax purposes;

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tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•
persons that own or are deemed to own ten percent or more of our shares, by vote or value;

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persons who acquired our common shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•
persons holding common shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding common shares and partners in such partnerships should consult their tax advisers as to their particular U.S. federal income tax consequences of holding and disposing of the common shares.
This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between Luxembourg and the United States (the “Treaty”), all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.
A “U.S. Holder” is a person who, for U.S. federal income tax purposes, is a beneficial owner of our common shares and is:
•
an individual who is a citizen or resident of the United States;

•
a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•
an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our common shares in their particular circumstances.
Except as described below, this discussion assumes that we are not, and will not become, a passive foreign investment company for any taxable year.

Taxation of Distributions
Distributions paid on common shares, other than certain pro rata distributions of common shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at the favorable tax rate applicable to “qualified dividend income.” U.S. Holders should consult their tax advisers regarding the availability of the favorable tax rate on dividends in their particular circumstances.
Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of receipt. The amount of any dividend income paid in euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.
Dividends will be foreign-source and will include any amount withheld by us in respect of Luxembourg income taxes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, non-refundable Luxembourg income taxes withheld from dividends at a rate not exceeding any applicable rate provided by the Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Luxembourg income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.
Sale or Other Disposition of Common Shares
For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the common shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.
Passive Foreign Investment Company Rules
We believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for our taxable year ending December 31, 2018 and we do not expect to become a PFIC in the foreseeable future. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds common shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds common shares, even if we cease to meet the threshold requirements for PFIC status.
If we are a PFIC for any taxable year during which a U.S. Holder holds common shares, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the common shares will be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Further, to the extent that any distribution received by a U.S. Holder on its common shares exceeds 125% of the average of the annual distributions on the common shares received during the preceding three years (or the U.S. Holder’s holding period, if shorter), that distribution will be subject to taxation in the same manner as gain, described immediately above. If we were a PFIC, certain elections (such as a mark-to-market election) may be available that would result in tax consequences different from those described in this paragraph.
In addition, if we are a PFIC or, with respect to a particular U.S. Holder, are treated as a PFIC for the taxable year in which we pay a dividend or for the prior taxable year, the preferential dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders will not apply.
If a U.S. Holder owns common shares during any year in which we are a PFIC, the U.S. Holder generally must file annual reports on an Internal Revenue Service Form 8621 (or any successor form) with respect to us, generally with the U.S. Holder’s federal income tax return for that year.
U.S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.
The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.
Information with Respect to Foreign Financial Assets
Certain U.S. Holders who are individuals or specified entities may be required to report information on their U.S. federal income tax returns relating to their ownership of our common shares, subject to certain exceptions (including an exception for common shares held in a financial account, in which case the account may be reportable if maintained by a non-U.S. financial institution).
U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to their ownership and disposition of common shares.
THE ABOVE DESCRIPTION IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION BY U.S. HOLDERS OF OUR COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS CONCERNING THE TAX CONSEQUENCES OF THEIR PARTICULAR SITUATION.

Underwriting
BofA Securities, Inc. and Morgan Stanley & Co. LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling shareholder and the underwriters, the selling shareholder has agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling shareholder, the number of common shares set forth opposite its name below.
Underwriter	Number of Shares
BofA Securities, Inc.
Morgan Stanley & Co. LLC
Nordea Bank Abp
Total
Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.
We and the selling shareholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted solely by broker-dealers registered with the SEC pursuant to applicable U.S. federal securities laws. Nordea Bank Abp is not a broker-dealer registered with the SEC, and its ability to engage in U.S. securities dealings is limited. Accordingly, it may not underwrite, offer or sell securities that are offered or sold in the United States or to U.S. persons in connection with this offering. Nordea Bank Abp has agreed that it will only underwrite, offer and sell the shares that are part of its allotment in this offering solely outside the United States to non-U.S. persons.
Commissions and Discounts
The representatives have advised us and the selling shareholder that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of US$    per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.
The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling shareholder. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.
	Per Common Share	Total
Public offering price	US$	US$
Underwriting discounts and commissions	US$	US$
Proceeds, before expenses, to the selling shareholder	US$	US$

The expenses of the offering, not including the underwriting discount, are estimated at US$     and are payable by us. The underwriters may reimburse us and the selling shareholder for certain expenses related to the offering. The selling shareholder has agreed to reimburse the underwriters for certain of their expenses in an amount not to exceed US$700,000.
Insider Participation in the Offering
Certain of our insiders have indicated an interest in purchasing an aggregate of up to approximately $5 million of our common shares in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these persons, or any of these persons may determine to purchase more, less or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these persons or entities as they will on any other shares sold to the public in this offering.
Option to Purchase Additional Shares
The selling shareholder has granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to additional 1,650,000 shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.
No Sales of Similar Securities
We and our selling shareholder, our executive officers and directors will agree not to sell or transfer any common shares or securities convertible into, exchangeable for, exercisable for, or repayable with common shares, for 180 days, or in the case of our executive officers and directors, 90 days, after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc., subject to certain important exceptions. Specifically, we and these other persons will agree, with certain important exceptions, including bona fide gifts, transfers by will or intestacy to a family member, charitable donations, transfers to a family trust, distributions to limited partners and transfers to affiliates, which in each case would be subject to the recipient signing a similar lock-up agreement, not to directly or indirectly:
•
offer, pledge, sell or contract to sell any common shares,

•
sell any option or contract to purchase any common shares,

•
purchase any option or contract to sell any common shares,

•
grant any option, right or warrant for the sale of any common shares,

•
lend or otherwise dispose of or transfer any common shares,

•
request or demand that we file a registration statement related to the common shares, or

•
enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common shares and to securities convertible into or exchangeable or exercisable for or repayable with common shares. It also applies to common shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. We do not currently expect any release of shares subject to lock-up agreements.
Listing
The shares are listed on the Nasdaq Global Select Market under the symbol “TIGO”.

Price Stabilization, Short Positions and Penalty Bids
Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common shares. However, the representatives may engage in transactions that stabilize the price of the common shares in the United States, such as bids or purchases to peg, fix or maintain that price.
In connection with the offering, the underwriters may purchase and sell our common shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common shares in the open market after pricing that could adversely affect investors who purchase in the offering.
Stabilizing transactions consist of various bids for or purchases of common shares in the United States made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on Nasdaq, in the over-the-counter market or otherwise in the United States.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Electronic Distribution
In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.
Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees, commissions and expenses.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
Notice to Prospective Investors in the European Economic Area
In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:
A.
to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.
to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.
in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.
Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.
The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.
This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.
For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Grand Duchy of Luxembourg
This prospectus has not been approved by and will not be submitted for approval to the Luxembourg Financial Services Authority (Commission de Surveillance du Secteur Financier) for purposes of public offering or sale in the Grand Duchy of Luxembourg. Accordingly, the shares may not be offered or sold to the public in the Grand Duchy of Luxembourg, directly or indirectly, and neither this prospectus nor any other offering circular, prospectus, form of application, advertisement or other material related to such offer may be distributed, or otherwise be made available in or from, or published in, the Grand Duchy of Luxembourg except in circumstances where the offer benefits from an exemption to or constitutes a transaction otherwise not subject to the requirement to publish a prospectus for the purpose of the Prospectus Law.
Notice to Prospective Investors in the United Kingdom
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.
Notice to Prospective Investors in Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to Prospective Investors in the Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Notice to Prospective Investors in Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Notice to Prospective Investors in Hong Kong
The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Notice to Prospective Investors in Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:
(a)
to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)
where no consideration is or will be given for the transfer;

(c)
where the transfer is by operation of law;

(d)
as specified in Section 276(7) of the SFA; or

(e)
as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Expenses of the Offering
We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:
Expenses	Amount
SEC registration fee	US$	104,838
FINRA filing fee		130,250
Printing and engraving expenses		100,000
Legal fees and expenses		875,000
Accounting fees and expenses		700,000
Miscellaneous costs		50,000
Total	US$	1,960,088
All amounts in the table are estimates except the SEC registration fee and the FINRA filing fee. The Company will pay all of the expenses of this offering listed above.

Legal Matters
Certain matters of U.S. federal and New York State law will be passed upon for us by Davis Polk & Wardwell LLP, and for the underwriters by Latham & Watkins LLP. The validity of the common shares offered in this offering and other legal matters as to Luxembourg law will be passed upon for us by Hogan and Lovells (Luxembourg) LLP.

Experts
The consolidated financial statements of Millicom International Cellular S.A. appearing in Millicom International Cellular S.A.’s Annual Report (Form 20-F) for the year ended December 31, 2018 have been audited by Ernst & Young S.A., independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. Ernst & Young S.A. is registered with the Public Company Accounting Oversight Board (United States) and has a registered office at 35E Avenue John F. Kennedy, L-1855 Luxembourg.
Ernst & Young S.A., independent auditor, has audited the financial statements of Comunicaciones Celulares, S.A as of December 31, 2018 and 2017, and for each of the three years in the period ended December 31, 2018 included in Exhibit 99.1 on our Annual Report on Form 20-F, as amended and filed with the SEC on April 15, 2019, as set forth in their report, which is incorporated by reference into this prospectus and elsewhere in the registration statement. Comunicaciones Celulares, S.A.’s financial statements are incorporated by reference in reliance on Ernst & Young S.A.’s report, given on their authority as experts in accounting and auditing. Ernst & Young S.A. is registered with the Public Company Accounting Oversight Board (United States) and has a registered office at 5 Avenue 5-55 Zone 14, Europlaza World Business Center, Tower 1, Level 7, Guatemala City, Guatemala.

Enforceability of Civil Liabilities
Luxembourg
We are a public limited liability company organized under the laws of the Grand Duchy of Luxembourg, and as a result, it may be difficult for investors to effect service of process within the United States upon us or to enforce judgments against us obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. To the extent one or more members of our board of directors, our senior management or the experts named in this prospectus reside outside the United States and/or a substantial portion of the assets of those persons are or may be located outside the United States, it may not be possible for you to effect service of process within the United States upon, or to enforce judgments obtained in U.S. courts against, these individuals in the United States, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Luxembourg. Penalty clauses and similar clauses on damages or liquidated damages may be allowed to the extent that they provide for a reasonable level of damages and the courts of Luxembourg have the right to reduce or increase the amount thereof if it is unreasonably high or low.
There is no treaty in force on the reciprocal recognition and enforcement of judgments, other than arbitral awards rendered in civil and commercial matters, between the United States and the Grand Duchy of Luxembourg. There is uncertainty as to whether the courts of Luxembourg would automatically recognize and enforce final judgments of U.S. courts obtained against us predicated upon the civil liability provisions of the U.S. federal securities laws.
A party who received a favorable and valid judgment in a U.S. court may initiate enforcement proceedings in Luxembourg (exequatur) by requesting enforcement of the U.S. judgment by the District Court (Tribunal d’Arrondissement) pursuant to the applicable provisions of the New Luxembourg Code of Civil Procedure. Prior to any enforcement in Luxembourg, the enforceability in Luxembourg courts of judgments rendered by U.S. courts will be subject to the procedural rules and conditions set forth in the New Luxembourg Code of Civil Procedure and Luxembourg case law, as in effect from time to time, which rules and conditions may include as of the date of this prospectus (which may change):
•
the judgment of the U.S. court is enforceable (exécutoire) in the United States;

•
the U.S. court had international jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);

•
the U.S. court has applied to the dispute the substantive law that would have been applied by Luxembourg courts as designated by the Luxembourg conflict of law rules or, at least, the order must not contravene the principles underlying these rules (based on case law (re. T.A. Luxembourg, 10 January 2008, no 111736) and legal doctrine, it is not certain that this condition would still be required for an exequatur to be granted by a Luxembourg court);

•
the judgment was granted following proceedings where the counterparty had the opportunity to appear and, if it appeared, to present a defense, and the decision of the foreign court must not have been obtained by fraud, but in compliance with the rights of the defendant;

•
the U.S. court has acted in accordance with its own procedural laws;

•
the U.S. court judgment must not be contrary to Luxembourg international public policy rules (ordre public international) as understood under the laws of Luxembourg or rendered subsequent to an evasion of Luxembourg law (fraude a la loi).

It cannot be excluded that awards of damages made under civil liabilities provisions of the U.S. federal securities laws, or other laws, which are classified by Luxembourg courts as being of a penal or punitive nature (for example, fines or punitive damages) would not be recognized by Luxembourg courts. Ordinarily, an award of monetary damages would not be considered as a penalty, but if the monetary damages include punitive damages, such punitive damages may be considered as a penalty.

In addition, actions brought in a Luxembourg court against us or the members of our board of directors, our other officers and the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. Litigation in Luxembourg is also subject to rules of procedure that differ from U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Luxembourg must be conducted in either French or German, and all documents submitted to the court must be translated into either French or German or Luxembourgish.
There exists no published case law in Luxembourg in relation to the recognition of limited recourse provisions by which a party agrees to limit its recourse against the other party to the assets available at any given point in time with such other party, and there exists no published case law in Luxembourg in relation to the recognition of foreign law governed subordination provisions whereby a party agrees to subordinate its claims to another party. If a Luxembourg court had to analyze the enforceability of such provisions, it is in our view likely that it would consider the position taken by Belgian and Luxembourg legal scholars according to which limited recourse provisions are enforceable against the parties thereto but not against third parties.
A contractual provision allowing service of process against a party to a service agent could be overridden by Luxembourg statutory provisions allowing the valid serving of process against a party subject to and in accordance with the laws of the country where such party is domiciled.
For these reasons, it may be difficult for a U.S. investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our board of directors, our senior management and the experts named in this prospectus. In addition, even if a judgment is obtained against the Company, the non-U.S. members of our board of directors, senior management or the experts named in this prospectus based on the civil liability provisions of the U.S. federal securities laws, a U.S. investor may not be able to enforce it in U.S. or Luxembourg courts.
Agent for Service of Process
We have appointed CT Corporation as our agent to receive service of process with respect to any action brought against us in the United States under the federal securities laws of the United States or of any state in the United States arising out of this offering.

Where You Can Find More Information
We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.
We are subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal and selling shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Incorporation of Certain Information by Reference
The SEC allows us to incorporate by reference information into this document from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. The SEC maintains an internet website at http://www.sec.gov, from which you can electronically access the documents we file with the SEC.
We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC:
•
Our Annual Report on Form 20-F for the year ended December 31, 2018, as filed with the SEC on February 28, 2019, except for Items 3.D (Risk Factors), 4.B (Business Overview), 4.C (Organizational Structure), 4.D (Property, Plant and Equipment) and 5 (Operating and Financial Review and Prospects) thereof, as amended by Amendment No. 1 thereto, as filed with the SEC on April 15, 2019.

•
Our Form 6-K as filed with the SEC on May 6, 2019.

The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus.
We will provide to each person at their request, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference into this prospectus but not delivered with this prospectus. We will provide these reports upon written or oral request at no cost to the requester. Please direct your request, either in writing or by telephone, to Millicom International Cellular, S.A., 2, Rue du Fort Bourbon, L-1249 Luxembourg, Grand Duchy of Luxembourg, telephone: +352 27 759 021. In addition, copies of the documents incorporated herein by reference may be accessed at our website at www.millicom.com. The reference to our website address does not constitute incorporation by reference of the information contained on or accessible through our website, and you should not consider the contents of our website in making an investment decision with respect to the offer.

Common shares
Millicom International Cellular S.A.

PROSPECTUS

BofA Merrill Lynch
Morgan Stanley
Nordea
           , 2019

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 6.   Indemnification of Directors and Officers
Pursuant to the provisions of Luxembourg law, the Company may not indemnify a director or officer for criminal liability, gross negligence, fraud, willful misconduct, or an intentional breach of his or her statutory duties.
The Company shall indemnify any director or officer and his or her heirs, executors and administrators for any damages, compensations and costs to be paid by him or her and any expenses reasonably incurred by him or her as a consequence of, or in connection with any action, suit or proceeding to which he or she may be a party by reason of him or her being or having been a director or officer of the Company, or, at the request of the Company, of any other company of which the Company is a shareholder or creditor, except in relation to matters as to which he or she shall be finally judged in such action, suit or proceeding to be liable for gross negligence or willful misconduct; in the event of a settlement, indemnification shall be provided only in connection with such matters covered by the settlement as to which the Company is advised by its legal counsel that the person to be indemnified did not commit such breach of duty. The foregoing right of indemnification shall not exclude other rights to which he or she may be entitled.
The indemnification by the Company shall include the right of the Company to pay or reimburse a defendant’s reasonable legal costs before any proceeding or investigation against the defendant which has resulted in a final judgment, settlement or conclusion, provided the Company’s directors shall have determined in good faith that the defendant’s actions did not constitute willful and deliberate violations of the Luxembourg law of 10 August 1915 on commercial companies, as amended, and shall have obtained the relevant legal advice to that effect.
Item 7.   Recent Sales of Unregistered Securities
Since January 1, 2016, we have granted to certain of our employees 487,933 common shares in fiscal 2016, 750,586 common shares in fiscal 2017, 502,803 common shares in fiscal 2018 and 578,441 common shares to the date of this registration statement in fiscal 2019, as equity compensation pursuant to our share incentive plans and subject to vesting in accordance with the terms of such plans. Since January 1, 2016, the following common shares have vested with respect to grants made pursuant to our share incentive plans: 207,918 common shares in fiscal 2016, 227,962 common shares in fiscal 2017, 343,269 common shares in fiscal 2018 and 358,136 common shares to the date of this registration statement in fiscal 2019.
We believe that these grants, and the vesting of common shares pursuant to such grants, did and do not require registration under the Securities Act because these securities were offered outside the United States in reliance upon Regulation S under the Securities Act or, alternatively, in transactions exempt from registration under the Securities Act. None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering.
Item 8.   Exhibits
(a)
The following documents are filed as part of this registration statement:

The exhibit index attached hereto is incorporated herein by reference.
(b)
Financial Statement Schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 9.   Undertakings
The undersigned hereby undertakes:
(a)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)
The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX
The following documents are filed as part of this registration statement:
1.1	Form of Underwriting Agreement
3.1	Articles of Association of Millicom International Cellular S.A. (incorporated herein by reference to Exhibit 1.1. to the Company’s Registration Statement on Form 20-F (File No. 001-38763) filed with the SEC on December 13, 2018)
5.1	Opinion of Hogan Lovells (Luxembourg) LLP, Luxembourg counsel to the Company, as to the validity of the common shares
10.1	Amended and Restated Indenture for the $500,000,000 6.0% Senior Notes due 2025 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Deutschland AG dated May 30, 2018 (incorporated herein by reference to Exhibit 4.1. to the Company’s Registration Statement on Form 20-F (File No. 001-38763) filed with the SEC on December 13, 2018)
10.2	Amended and Restated Indenture for the $500,000,000 5.125% Senior Notes due 2028 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Deutschland AG dated May 30, 2018 (incorporated herein by reference to Exhibit 4.2. to the Company’s Registration Statement on Form 20-F (File No. 001-38763) filed with the SEC on December 13, 2018)
10.3	Multicurrency revolving facility agreement for Millicom International Cellular S.A. arranged by The Bank Of Nova Scotia, BNP Paribas, Citigroup Global Markets Limited and DNB Markets, a part of DNB Bank ASA, Sweden Branch dated January 27, 2017 (incorporated herein by reference to Exhibit 4.3. to the Company’s Registration Statement on Form 20-F (File No. 001-38763) filed with the SEC on December 13, 2018)
10.4	Amended and restated stock purchase agreement for the acquisition of interests in Cable Onda S.A. among Millicom International Cellular S.A., Millicom LIH S.A., Medios de Comunicacion LTD, Telecarrier International Limited, IGP Trading Corp. and Tenedora Activa, S.A. dated December 12, 2018 (incorporated herein by reference to Exhibit 4.4. to the Company’s Registration Statement on Form 20-F (File No. 001-38763) filed with the SEC on December 13, 2018)
10.5	Bridge term facility agreement for Millicom International Cellular S.A. arranged by BNP Paribas Fortis SA/NV, Goldman Sachs Bank USA, J.P. Morgan Securities PLC and The Bank Of Nova Scotia dated October 7, 2018 (incorporated herein by reference to Exhibit 4.5. to the Company’s Registration Statement on Form 20-F (File No. 001-38763) filed with the SEC on December 13, 2018)
10.6	Indenture for the $500,000,000 6.625% Senior Notes due 2026 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Europe AG dated October 16, 2018 (incorporated herein by reference to Exhibit 4.6. to the Company’s Registration Statement on Form 20-F (File No. 001-38763) filed with the SEC on December 13, 2018)
10.7	Bridge term facility agreement for Millicom International Cellular S.A. arranged by Morgan Stanley Bank International Limited, Goldman Sachs Bank USA, J.P. Morgan Securities PLC and J.P. Morgan Europe Limited dated February 20, 2019 (incorporated herein by reference to Exhibit 4.7. to the Company’s Annual Report on Form 20-F (File No. 001-38763) filed with the SEC on February 28, 2019)
10.8	Indenture for the $750,000,000 6.25% Senior Notes due 2029 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Europe AG dated March 25, 2019
10.9	First Supplemental Indenture to the Amended and Restated Indenture for the $500,000,000 6.0% Senior Notes due 2025 between Millicom International Cellular S.A., Citibank, N.A., London Branch and Citigroup Global Markets Deutschland AG, dated as of May 30, 2018

10.10	Term facility agreement for Millicom International Cellular S.A. arranged by DNB Bank ASA, Sweden Branch and Nordea Bank Abp, Filial i Sverige dated April 24, 2019
10.11	Terms and Conditions for Millicom International Cellular S.A.’s SEK 2 Billion Floating-Rate Senior Unsecured Sustainability Bond due 2025
21.1	List of significant subsidiaries
23.1	Consent of Ernst & Young S.A.
23.2	Consent of Ernst & Young S.A.
23.3	Consent of Hogan Lovells (Luxembourg) LLP, Luxembourg counsel to the Company (included in Exhibit 5.1)
24.1	Powers of attorney (included on signature page to the registration statement).

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Miami, on June 3, 2019.
Millicom International Cellular S.A.
By: /s/ Mauricio Ramos

Name:Mauricio Ramos
Title:Chief Executive Officer
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mauricio Ramos, Tim Pennington and Salvador Escalon and each of them, individually, as the undersigned’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in the undersigned’s name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof:
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on June 3, 2019 in the capacities indicated.
Name	Title
/s/ Mauricio Ramos Mauricio Ramos	Chief Executive Officer (principal executive officer)
/s/ Tim Pennington Tim Pennington	Senior Executive Vice President, Chief Financial Officer (principal financial officer and principal accounting officer)
/s/ José Antonio Ríos García José Antonio Ríos García	Director
/s/ Pernille Erenbjerg Pernille Erenbjerg	Director
/s/ Odilon Almeida Odilon Almeida	Director
/s/ Janet Davidson Janet Davidson	Director
/s/ Tomas Eliasson Tomas Eliasson	Director
/s/ Mercedes Johnson Mercedes Johnson	Director

Name	Title
/s/ Lars-Åke Norling Lars-Åke Norling	Director
/s/ James Thompson James Thompson	Director
/s/ Salvador Escalon Salvador Escalon	Authorized representative in the United States